2023

Annual report

EURONAV®

The ocean is our environment



Table of Contents

Key figures

CONSOLIDATED STATEMENT OF PROFIT OR LOSS 2019 - 2023

(In thousands of USD)	2023	2022	2021	2020	2019
Revenue (A)	1,235,127	854,669	419,770	1,210,341	914,711
EBITDA (B)	1,190,186	534,429	85,796	864,019	540,668
EBIT	969,146	311,832	(259,198)	544,268	202,966
Net profit	858,027	203,251	(338,777)	473,238	112,230
TCE (C) year average	**2023**	**2022**	**2021**	**2020**	**2019**
VLCC	47,600	27,600	10,273	52,902	34,834
Suezmax	30,500	30,400	29,721	38,644	37,747
Spot Suezmax	55,700	31,000	10,157	36,579	24,119
In USD per share	**2023**	**2022**	**2021**	**2020**	**2019**
Number of shares (D)	201,901,743	201,747,963	201,677,981	210,193,707	216,029,171
EBITDA	5.89	2.65	0.43	4.11	2.50
EBIT	4.80	1.55	(1.29)	2.59	0.94
Net profit	4.25	1.01	(1.68)	2.25	0.52
In EUR per share	**2023**	**2022**	**2021**	**2020**	**2019**
Rate of exchange	1.1050	1.0666	1.1326	1.2271	1.1234
EBITDA	5.33	2.48	0.38	3.35	2.23
EBIT	4.34	1.45	(1.13)	2.11	0.84
Net profit	3.85	0.94	(1.48)	1.83	0.46
History of dividend per share	**2023**	**2022**	**2021**	**2020**	**2019**
Dividend	6.64	1.13 E,F	0.09 E,F	1.40	0.35
Of which interim div. of	2.07	0,03	0.09	1.40	0.06

A The Company has decided to reclassify certain cost & revenue elements without impact on EBITDA, EBIT and net income. This voluntary change has been adopted in 2021 and has been applied retrospectively.
B EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as adopted by the European Union or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.
C Time Charter Equivalent
D Excluding 17,790,716 shares held by the Company in 2023 (2022: 18,241,181 and 2021: 18,346,732 shares)
E The total gross dividend paid in relation to 2023 of USD 2.07 per share is the sum of the interim dividend paid in June 2023, September 2023 and December 2023.
F Ratio is based on the actual exchange rate EUR/USD on the day of the dividend announcement if any.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION 2019 - 2023

(In thousands of USD)	31.12.2023	31.12.2022	31.12.2021	31.12.2020	31.12.2019
ASSETS					
Non-current assets	1,787,543	3,362,014	3,309,116	3,235,366	3,362,594
Current assets	1,631,737	607,059	459,407	451,873	802,249
TOTAL ASSETS	**3,419,280**	**3,969,073**	**3,768,523**	**3,687,239**	**4,164,843**
LIABILITIES					
Equity	2,357,373	2,173,465	1,960,582	2,311,786	2,311,855
Non-current liabilities	637,154	1,541,270	1,486,908	1,171,859	1,536,938
Current liabilities	424,753	254,338	321,033	203,594	316,050
TOTAL LIABILITIES	**3,419,280**	**3,969,073**	**3,768,523**	**3,687,239**	**4,164,843**


EURONAV
CAP VICTOR

Financial calendar 2024

8 May 2024
Announcement of first quarter results 2024
16 May 2024
Annual General Meeting of Shareholders
1 August 2024
Announcement of second quarter results 2024
7 August 2024
Half year report 2024 available on website
7 November 2024
Announcement of third quarter results 2024
6 February 2025
Announcement of fourth quarter results 2024

The Euronav share

Figure 1: Share price evolution 2023


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Figure 2: Daily volume traded shares 2023


Number of shares traded per day in Euronav
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About this report

Information about the structure of the report

2023 has been a transformative year for Euronav. With the recent acquisition of CMB.TECH, we have decided to divide the annual report into three parts.

The first part is the current description of the Company, including CMB.TECH. This part contains our company profile, our new strategy, innovation within Euronav and CMB.TECH, and more.

The second part ‘Information until 31 December 2023’ includes all disclosed information from Euronav for 2023. CMB.TECH is not included in this part as the acquisition was concluded in February.

The last part, ‘Information until 31 March 2024 entails an overview of what happened after 31 December, our current fleet list, risks relating to CMB.TECH and our forward looking statements for 2024.

Reporting approach

This 2023 report has been prepared in accordance with the EU Directive on disclosure of non-financial and diversity information and is based on the International Integrated Reporting <IR> Framework as developed by the International Integrated Reporting Council (IIRC). The CSRD is not compulsory for Euronav yet however the group is preparing the approach which will be mandatory as from accounting year 2025, reported early 2026 onwards.

Euronav NV, its subsidiaries and joint ventures are referred to as Euronav (or the Group) in this report, which covers the activities and performance of Euronav for the financial year ended 31 December 2023 (FY2023). The report also includes any material events that occurred after this date, up to the date of publication.

The report outlines our corporate and sustainability strategy and provides a baseline for measuring the progress we make towards achieving our goals, linking with our most material topics. Details of our material matters can be found on page 43 of this report.

Our sustainability related disclosures have been guided by the GRI (Global Reporting Initiative) Standards, and SASB (Sustainability Accounting Standards Board). Euronav’s sustainability strategy is also aligned to the United Nations’ Sustainable Development Goals (UNSDG). Euronav also disclosed information on sustainable and responsible investments following the Carbon Disclosure Project (CDP).

Data measurement methods and assumptions

Euronav's current organisational boundary for greenhouse gas (GHG) reporting is defined based on the operational control approach. Our reported GHG emissions data are calculated based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition).

Assurance

This report uses third party assurance in the following aspects:

- Our external auditor, BDO - BEDRIJFSREVISOREN-BDO REVISEURS D'ENTREPRISES, provides assurance on the audited financial results.
- Each of our vessels' fuel consumption and relevant activity data have been verified by one of the following third parties: Lloyds Register, DNV, American Bureau of Shipping (ABS). These parties confirmed that the data were collected and reported in accordance with the methodology and processes set out in the Ship Energy Efficiency Management Plan Part II (SEEMP Part II) as required by Regulation 22A of Annex VI of MARPOL Convention.

Representation by the persons responsible for the financial statements and for the management report

Mr Marc Saverys, Chairman of the Supervisory Board, Mr Alexander Saverys, CEO and Mr Ludovic Saverys, CFO, hereby certify that, to the best of their knowledge,

(a) the consolidated financial statements as of and for the year ended 31 December 2023, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of Euronav NV and the entities included in the consolidation.

(b) the integrated annual report gives an accurate account of the activities, status and results of Euronav NV and the entities included in the consolidation, and describes the main risks and uncertainties they may face.


EURONAV

Shareholder letter

Dear Shareholders and Stakeholders,

2023 has been a crucial year for Euronav, leading to a major transformation of your company.

Let me first express my sincere feelings of gratitude.

I would like to thank my predecessor Grace Reksten Skaugen and her colleagues in the Supervisory Board for their assistance and constructive approach in finding a solution for the structural deadlock, whilst protecting the interests of all Euronav stakeholders.

I would like to thank Famatown and Frontline for having worked positively towards a way out of our disagreements.

I would like to thank our shareholders for having approved the proposed transactions with an overwhelming majority.

And last but not least, I would like to thank all my Euronav colleagues for their patience in a year of uncertainty.

The tanker markets have been very positive during 2023, and we remain hopeful that they will stay positive in the medium term, given the historically low order book, sustained demand and increase of ton-miles.

Diversification, Decarbonisation and Optimisation are the key objectives of the New Euronav.

The acquisition of CMB.TECH is a first and major step in the execution of this strategy. Together with CMB.TECH, Euronav now represent a group of around 150 ocean-going vessels (including newbuildings) in dry bulk, container, chemical, off-shore wind supply and crude oil.

We will continue our efforts to develop low-carbon engines, fuel supply systems and the production of low-carbon fuels. We believe that using hydrogen for smaller ships, and ammonia for larger ones will play a major role in making shipping greener. We will optimise and modernise our fleet by divesting less efficient tankers and re-invest the proceeds in future-proof newbuildings or second-hand vessels including technical upgrades and energy saving devices

We want to become the benchmark for sustainable shipping and are happy and proud to lead your company to a prosperous and sustainable future.

Marc Saverys,

Chairman of the Supervisory Board





About Euronav & CMB.TECH



Company profile

Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind vessels and oil tankers. The group focuses on large marine and industrial applications of hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through their own production or third-party producers.

It's also working on developing eco-friendly industrial applications like trucks, locomotives, and straddle carriers. The group believes that using hydrogen for smaller ships and ammonia for larger ones could play a major role in making shipping greener. These fuels don't emit CO_2, and if they're made using renewable energy, they could help ships operate without adding to carbon emissions.

Euronav is planning to propose to its shareholders to change its name to CMB.TECH. However, Euronav will remain the name for the tanker division. The focus lies on diversification, decarbonisation and optimisation of the fleet. The goal is to become the benchmark in sustainable shipping, with a special emphasis on using hydrogen and ammonia to achieve this. The company’s tagline says it all: "Decarbonise Today, Navigate Tomorrow."

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Where we operate


The Netherlands
Switzerland
UK
Germany
USA
Greece
China
Japan
Hong Kong
Singapore
Namibia

We want to become the benchmark in sustainable shipping.



We create diverse, sustainable, and high-quality cash-flows. We reward shareholders.



We focus on hydrogen for small ships and ammonia for large ships. We power green marina value chains: shipping assets, port assets and H2/NH3 production infrastructure.



We attract and inspire the best talents.



We serve our clients with reliable, qualitative and safe services.

Our culture, ethics and values

We have defined a core set of values for the organisation, refining these into key behaviours we see as exemplary for both employees and management. By seeking to align our values with the actions and attitudes we display both inside and outside the company, we hope to successfully execute our corporate objectives.

The updated Euronav and CMB.TECH values translate what we stand for into a set of guiding principles. They define how we do business.

- Entrepreneurship: The entrepreneurial mindset will fuel growth. Both shareholders and wider society will benefit from the end results. We are decisive with a strong can-do attitude.
- Family: The way we do business, our ethics and the interaction with our stakeholders are inspired by strong family values: honesty, hard work, openness, solidarity and long-term value creation.
- Growth & innovation: We are pioneers in greening shipping, adapting to changing environments by developing future-proof products and solutions. We dare to invest in the future, even in the direst of times.
- Commitment: Through our values, we show our commitment to our industry, our customers, our employees and the world we live in. We are reliable and loyal.
- Sustainability: We think about the wider impact of our actions on society, the environment, and the company. We lead change by promoting the use of green hydrogen and green ammonia.
- Efficiency: We are committed to working as efficiently as possible in our day-to-day operations to maximise the value creation of everything we undertake.

These values serve as our compass, guiding us in our interactions with stakeholders and reinforcing our dedication to responsible, ethical, and effective business practices.

Company strategy

The new envisaged strategy of Euronav was agreed upon in December 2023. The company aims, together with CMB.TECH, to become the benchmark in sustainable shipping by focusing on:

(i) Diversification of the fleet

Diversify the fleet of Euronav into different shipping segments to decrease the dependence on the transportation of crude oil. This does not mean exiting the tanker business altogether, but gradually decreasing the share of revenues coming from pure crude oil transportation by adding different shipping asset types to the Euronav portfolio. The acquisition of CMB.TECH was a first step in the diversification. CMB.TECH and Euronav now represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind vessels and oil tankers.

(ii) Decarbonisation of the fleet

Dedicate significant amounts of capital to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. We want to offer our customers the best ships to lower their greenhouse gas emissions.

(iii) Optimisation of the fleet

Optimise and modernise the fleet by divesting less efficient/older tankers and re-investing the proceeds in future-proof newbuildings/modern second-hand vessels or technical upgrades (e.g. energy saving devices). Future-proof, in our view, means efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia. We want to optimise Euronav's large fleet of tankers to continue offering the best fleet to its customers.


EURONAV


POWERED BY NH₃
BOCHEM FUTURO

Innovation Euronav & CMB.TECH

Overview

The future of our industry must be greener and cleaner. We believe that we can make a significant contribution to this change by investing in industry-changing innovations. Digitisation and innovation are at the heart of Euronav's company strategy and ensure our future relevance. We invest in the latest technologies and eco-vessels, driving improvements to meet the ambitious decarbonisation targets that our industry will have to reach to comply with the Paris Agreement.

CMB.TECH has developed a dual fuel technology that uses hydrogen in combination with traditional fuel. This technology uses combustion engines adapted to use hydrogen. The dual fuel technology significantly reduces emissions.

Digitisation and innovation update 2023

Sensor data collection has been successfully established across all Euronav vessels, now centralised in an easily accessible cloud-based big data platform. The FAST platform has undergone enhancements with the integration of voyage and port call optimisation modules.

The Weather Routing module enables our vessels to utilise a cutting-edge multi-objective algorithm for safer, more cost-efficient, and environmentally conscious navigation. This module will evolve in future developments towards a holistic Voyage Optimisation approach, enhancing the overall commercial processes encompassing chartering, operations, and non-commercial aspects such as technical and crewing. The Port Call Planning process, once managed through diverse communication channels, has now transitioned to the FAST platform.

For environmental reporting purposes, FAST has implemented an automated reporting system for IMO DCS, EU MRV, and CII, significantly reducing manual workload and enhancing the quality of our environmental reporting data.

The Euronav Data Landscape has been further streamlined and centralised, to facilitate seamless access for business reporting and 'dashboarding', AI modelling, and integration with systems like the future ERP system or any other partner.

The improved connectivity provided by a successful pilot with Starlink has notably eased these and other initiatives.


EURONAV

Initiatives & partnerships Euronav & CMB.TECH at 31 March 2024

Euronav engages in R&D projects to underpin shipping decarbonisation

Shipping decarbonisation is expected to be a long and costly process and the industry needs to work hand-in-hand with other hard-to-abate sectors to accelerate the transition to zero-emission shipping.

At Euronav, we realise that collaboration and innovation are key to identifying R&D gaps and filling them by developing new, zero-emission technologies at scale. To achieve this, we have engaged in new research and innovation projects funded by the European Union under the Horizon Europe programme.

OPTIWISE

The OPTIWISE project aims to improve and demonstrate energy savings using wind propulsion and hydrodynamic improvements in propulsion. The EU has called for 10% single energy savings and 20% combined using wind propulsion as well as other hydrodynamic improvements.

Euronav is part of Work Package 3: Investigating the installation of Ayro soft sails on an existing vessel and on a newbuilding. Installation of sails on newbuilding vessels requires a more holistic approach to vessel design since the installed propulsion power and the installation of sails means the rudder system must be optimised. This cannot be achieved on vessels have that already been built because their design cannot be changed drastically.
The consortium meets every 6 months, the last General assembly (virtual) was 15th December 2023 – 4th General Assembly (virtual), the next GA will be in Genoa Summer 2024.

For more information: https://www.optiwise-project.eu/

DT4GS

The Digital Twin for Green Shipping (DT4GS) project will create realistic digital representations of ships with the aim of improving navigation, machinery and hull optimisation and energy management. Euronav will represent the tanker industry in leading the tanker 'Living Lab' of the project and contribute to the development of vessel operational profiles to feed the Digital Twin model.

Euronav is focusing on simulation exercises that may help us to predict the effects of installing of potential energy savings devices (ESDs), together with the gradual incorporation of alternative-green fuels. The effect ESD implementation and alternative fuels have on a vessel's operational profile, the related fuel costs, savings, and regulatory impact will also be included in the modelling aspect of the project. For more information visit: https://dt4gs.eu/.

Euronav will engage with partners including MARIN, INLECOM, Wartsila, AYRO, DANAOS, Starbulk, RINA, ANEMOI and other valued maritime industrial and research players over the course of the OPTIWISE and DT4GS projects. Both projects began in June 2022 and will last three years.

Strategic Partnership - FAST Forward

Euronav is excited to announce the next phase in the evolution of its digital platform, FAST, through a strategic partnership with ZeroNorth. 'FAST Forward,' is set to enhance our digitalisation efforts and ensure sustained growth. From 1 April, ZeroNorth took over the management of the FAST platform, a move that represents a significant milestone in our innovation journey. We reassure our stakeholders that Euronav will continue to utilise the FAST platform on our vessels without any interruption to its current functionalities.

Euronav will manage the FAST platform, working towards a smooth transition to ZeroNorth. This transition has been planned to guarantee a seamless handover, after which ZeroNorth will integrate FAST into their suite of offerings and continue its development in line with Euronav's established roadmap. This collaboration will benefit various stakeholders and external partners, emphasising collective growth and innovation.

Following the handover, Euronav will retain a license to use the FAST code and Intellectual Property Rights for onshore transportation modes, focusing on data management and analysis capabilities for the CMB.TECH platform.

The strategic partnership with ZeroNorth was motivated by the evolution of FAST since its launch in 2018 and the need to adapt to the rapidly advancing maritime digital landscape. This collaboration will enable the integration of FAST's functionalities into a broader platform, offering significant benefits to Euronav and CMB.TECH.

Vessel Connectivity Improvements with Starlink and 4G Antennas

Euronav is improving vessel connectivity for their fleet by implementing enhancements through Starlink satellite internet and 4G antennas. A successful Proof of Concept exercise was carried out on six nominated vessels using Starlink's Low Earth Orbit (LEO) satellites and showed that the new system offers significant advantages as compared to traditional VSAT systems.

Additionally, Euronav is installing more powerful 4G antennas on the vessels, which will reinforce connectivity near shorelines and ports, allowing for faster communication compared to satellite connections when in range of 4G-signals.

The reliable and high-speed internet connectivity provided by Starlink has streamlined various operational processes to improve innovative Smart Shipping solutions. This technology is positioned to continue powering connectivity-reliant innovations onboard our vessels in the future. Furthermore, crew members aboard Euronav vessels now enjoy enhanced access to online resources, entertainment, and communication services, contributing to higher morale and job satisfaction.

Open Data Architecture

One of the key components of our innovation landscape involves gathering up to 400 sensor values on our vessels. These sensors generate a significant amount of data, with values being produced up to every second. To ensure the quality and manageability of this extensive data, we have established a big data platform in collaboration with our partners. The data platform serves as an intermediary between the comprehensive "data lake" containing all the telemetry data and the various business applications that utilise this data, not limited to dedicated projects .

Centralised Fleet Administration and Monitoring

Implementation of a centralised fleet management and monitoring system to modernise administration fleet-wide has been completed. Our fleet's performance and maintenance requirements can now be efficiently tracked. By consolidating these vital operational aspects, we can ensure each vessel's optimal performance while addressing any potential issues promptly.

The new system offers an improved remote access tool to both internal and external teams, including FAST Support, DAS team, and external vendors. Initial feedback from both internal and external teams has been very positive, indicating a substantial improvement compared to the previous tool in use. The enhanced remote access capabilities of the new system will enable us to respond more quickly to issues on the vessels.

Joint Development Program

In 2021 Euronav NV announced a Joint Development Program (JDP) with the largest shipbuilder in the world, Hyundai Heavy Industries (HHI) and classification societies Lloyd's Register and DNV, to help accelerate the development of dual fuel ammonia (NH_3) fitted VLCC and Suezmax vessels. The initial term of the JDP is three years.

The Joint Development Program brings together specialist parties and ensures that Euronav and its partners maintain control over what developments are pursued, responding to the need to apply new technologies, whilst simultaneously addressing challenging emission reduction objectives and maintaining the highest safety standards in a fluctuating market. The program will ensure that Euronav and its partners gain control, yet retain flexibility in

developing future specifications for a new generation of crude tankers. Emissions compliance is critical to Euronav's stakeholders.

The current project and others across the sector are part of an essential starting point for the build-up of a market for zero-carbon bunker fuels. And with shipbuilding capacity likely to be constrained for the construction of large crude tankers until at least 2025, Euronav believes this will deliver the Company a competitive advantage within its existing sustainability structure.

CMB.TECH: A Sustainable Future

In a strategic push towards diversification and decarbonisation, Euronav has taken a significant step by acquiring CMB.TECH, a frontrunner in maritime cleantech solutions. This acquisition marks a crucial milestone for Euronav. The incorporation of green technologies into our fleet signifies the Company's commitment to an innovative and low-carbon future.

Partnerships CMB.TECH:

CMB.TECH has numerous partnerships with Original Equipment Manufacturers and other companies to fast-track the development of low-carbon solutions for shipping:

MAN Engines

MAN Engines is our go-to partner for efficient engines, axles, and transfer cases in the performance range of 37 kW to 1,471 kW (50 hp to 2,000 hp). Their team of expert engineers has developed cutting-edge engine solutions to meet the ever-changing needs of their customers.

One of the most notable achievements of our joint endeavour with MAN Engines, is the 749kW strong dual fuel engine, which is based on the 24 litre V12 - MAN D2862 LE428. The engine was co-developed by MAN Engines and CMB.TECH for dual fuel use and retrofitted with a hydrogen injection system, which injects hydrogen just in front of the intercooler. The hydrogen manifold is double-walled and manufactured with the latest 3D additive manufacturing technology.

Volvo Penta

Volvo Penta is a world-leading and global manufacturer of engines and complete power systems for marine and industrial applications.

Building on a successful collaboration that began in 2017, CMB.TECH and Volvo Penta have expanded their collaboration. The primary objective is to scale up the implementation of dual fuel technology in the industry, thereby enabling the market to effectively reduce greenhouse gas emissions.

WinGD

WinGD develops low speed two-stroke engines for marine propulsion. In a partnership with WinGD, CMB.TECH is developing ammonia-fuelled two-stroke engines. This partnership will showcase the ammonia dual-fuel X72DF engine in a series of 210,000DWT bulk carriers and the first ship to be fitted with this engine will sail at the beginning of 2026



ATS

Antwerp Terminal Services (ATS) is a joint venture between MSC PSA Europe Terminal (MPET) and PSA Antwerp (PSAA). In 2015, PSA Antwerp and MPET jointly set up ATS to bring different operations together under one roof. ATS supports both companies with technical services, HSSE and Barge Planning.

CMB.TECH, together with ATS, launched the world's first hydrogen dual fuel straddle carrier at the Port of Antwerp. The hydrogen dual-fuel straddle carrier, designed with state-of-the-art hydrogen dual-fuel combustion engines, is not just a remarkable achievement, but also a reflection of the shared commitment between CMB.TECH and ATS to advancing sustainability in port operations.

CMB.TECH is committed to supporting ATS in achieving their goal of a 50% reduction in carbon emissions by 2030, with the intention of achieving net-zero emissions for all terminals by 2050. Our hydrogen dual-fuel straddle carrier is a significant milestone along this trajectory, demonstrating our joint dedication to a sustainable future.

Port of Antwerp-Bruges

Port of Antwerp-Bruges is Europe's second largest port, with over 300 scheduled services to more than 800 destinations. International connections and sustainable growth play an important role in maintaining their role as a world port.

In a groundbreaking collaboration, Port of Antwerp-Bruges and CMB.TECH introduced the world's first hydrogen-powered tugboat, the Hydrotug 1. This initiative aligns with the port's vision of achieving climate neutrality by 2050 and exemplifies their dedication to environmental governance. With the Hydrotug 1, powered by combustion engines that burn hydrogen in combination with traditional fuel, Port of Antwerp-Bruges and CMB.TECH set new standards in emission reduction and sustainable maritime transportation. This partnership signifies a shared commitment to driving progress towards a cleaner, greener future.

Boeckmans

With offices in Belgium and the Netherlands, Boeckmans specialises in maritime logistics solutions, specifically in the area of smaller general cargo vessels in Europe.

Together with Boeckmans, we're leading the development of four future-proof hydrogen-powered 5.000dwt general cargo vessels. These vessels will revolutionise maritime transportation and significantly reduces greenhouse gas emissions.

BeHydro

ABC engines and CMB.TECH joined forces to create BeHydro, a producer of medium speed monofuel and dual-fuel hydrogen engines. BeHydro engines are used in the Hydrotug 1 and the engines can also be used as generators for off-grid electricity production.

Cleanergy Solutions Namibia

Cleanergy Solutions Namibia, a joint venture between CMB.TECH and the Ohlthaver & List Group, has launched Namibia's first green hydrogen production plant, to be built in the Erongo region. It will develop green hydrogen production projects in Namibia. The aim is to produce green hydrogen from solar power and distribute this clean fuel to heavy-duty applications such as trucks, locomotives, mining equipment and ships.

JPNH2YDRO

JPNH2YDRO is the joint venture between CMB.TECH TSUNEISHI FACILITIES & CRAFT and Kambara Kisen. JPNH2YDRO is actively working on the development of hydrogen internal combustion engine (H2 ICE) solutions in Japan.



Continued R&D and Innovation through the Plug & Play platform

Throughout 2023, subjects such as Emission Reduction Technologies, Digital Twins in shipping, Port Call Optimisation, and the Enhancement of Safety Culture have taken centre stage in Deal Flows and Deep Dive sessions. These sessions provided a platform for multiple start-ups to present their innovative solutions, resulting in valuable insights and progress within these domains.

The Expo Day aimed to accelerate and promote the Plug and Play (PnP) platform, fostering connections between international corporations and top startups through specialised maritime programs. Euronav, along with founding partners including the City of Antwerp, CMB, DXC Technology, and Port of Antwerp-Bruges, strives to pilot startup technologies and drive R&D and innovation within the maritime industry.

Inventory Management Project

Inventory management is a cumbersome, yet crucial task on board ships. It is key from both an operational and a financial perspective to have a correctly updated inventory and control of the actual stock of spare parts onboard our vessels. In 2020 Euronav initiated the Inventory Management Project (IMIP).

Following fleet-wide implementation, we streamlined the processes to all managed vessels further optimising the inventory value across all our vessels; most Purchase Orders received on board are recorded by scanning QR codes; and our crew reduced the average time for locating a spare on board ship by proper logging in the ERP system. Spare part consumption declarations have significantly improved, and the inventory stocktake accuracy is secured through quarterly PMS jobs.
Frequent training and visits on-board ships, as well as close monitoring by tailor-made KPI metrics complement the inventory management. Our main forwarding partner supports the process by tagging spare parts orders across 6 hubs before delivering on board.

Maritime Campus Antwerp (MCA)

Euronav & CMB.TECH are partners of Maritime Campus Antwerp (MCA). The aim of MCA is to build coalitions within and outside the maritime industry with a global focus on innovation and sustainability. It brings the worlds of industry, technology, business and innovation together.

The MCA Community is an ecosystem in which different stakeholders (public, private, research and individuals) innovate in the maritime sector. In the MCA Community everyone is brought together and informed in order to define the key areas of interest.

These areas of interest will be turned into more focused and open innovation challenges by engaged MCA members and other relevant partners and presented to a broad spectrum of parties to garner input and cooperation.

In the past year, Euronav has exchanged knowledge and expertise, and strengthened relationships with the ecosystem of MCA, for example, by attending events and giving presentations. More information can be found on the website: https://mca.be/nl



Group structure

Figure 3: Structure of the Group at 31 March 2024


Euronav NV - Belgium
100 %
Euronav Shipping NV
Belgium
Euronav (UK) Agencies Ltd.
United Kingdom
Euronav NV Geneva branch
Switzerland
Euronav NV London branch
United Kingdom
Euronav Luxembourg SA
Luxembourg
50 %
Tankers (UK) Agencies Ltd.
Tankers International LLC
Euronav MI II Inc.
CMB.TECH
Euronav Hong Kong Ltd.
Hong Kong
Euronav Ship Management SAS
France
Euronav SAS
France
Euronav Singapore Pte. Ltd.
Singapore
E.S.M.C. Euro-Ocean Ship Management Ltd.
Cyprus
Tankers International Ltd.
Tankers International (Singapore) Pte Ltd.
Ex-Gener8 entities
WINDCAT
CMB.TECH International bv
CMB.TECH Belgium NV
CMB.TECH Netherlands bv
JPN HYDRO CO. LTD
CMB.TECH Technology & development centre Ltd.
be HYDRO bv
H2 Infra nv
CMB.TECH Namibia (Pty) Ltd.
CMB.TECH Industry nv
TI AFRICA Ltd.
Hong Kong
TI ASIA Ltd.
Hong Kong
Bari Shipholding Ltd.
Hong Kong
Reslia Shipholding Ltd.
Hong Kong
FSO AFRICA Branch QATAR
FSO ASIA Branch QATAR

Euronav Ship Management Hellas Ltd.

Euronav Ship Management (Hellas) Ltd., was established in 2005 in Piraeus, Greece, and moved to offices in the centre of Athens in 2017. It is a branch office of a fully owned subsidiary of Euronav NV that engages in the ship management of the ocean-going oil tankers of Euronav and the supervision of the construction of newbuildings. Ship management includes crewing, technical support, procurement, accounting, health, safety, environmental protection and quality assurance, legal advice, claims handling support, as well as fleet IT support.

Euronav Ship Management SAS

Euronav Ship Management SAS, with its head office in Nantes, France, and a branch office in Antwerp, Belgium, is, besides the traditional shipping activities, responsible for the management of vessels of our offshore activities and Euronav's offshore projects. This includes participation in tendering projects, conversion works, as well as supervising and managing these projects, including crewing, technical procurement, accounting and quality assurance. The Nantes office and the Antwerp office also provide crew management for Euronav's trading oil tankers.



Euronav (UK) Agencies Ltd. & Euronav NV, London branch

Having a London presence enables Euronav to work closely with world-wide clients and international brokers. As London is a major centre for tanker shipping, the commercial activities of the group are conducted by the local team in cooperation with the head office in Antwerp.

Euronav Hong Kong Ltd.

Euronav Hong Kong Ltd. is the holding company of three wholly owned subsidiaries and two 50% joint venture companies . The wholly owned subsidiaries that fall under Euronav Hong Kong Ltd. are (i) Euronav Ship Management (Hellas) Ltd. (see short summary above), (ii) TI Asia Ltd. and (iii) TI Africa Ltd. TI Asia Ltd. and TI Africa Ltd. are owners of respectively the FSO Asia and the FSO Africa, both currently employed at the Al Shaheen field offshore, Qatar. The 50% joint venture companies are Bastia Shipholding Limited and Bari Shipholding Limited. Both are 50% owned by Ridgetuf LLC and previously owned respectively Suezmaxes Bastia and Bari. As both vessels are sold, the companies are currently in the process of being wound up.

Euronav Shipping NV

Following the acquisition of 15 VLCCs in January 2014, Euronav Shipping NV and Euronav Tankers NV were incorporated as subsidiaries of Euronav NV, in January and February 2014 respectively. The Euronav Group gradually centralised its ship management activities within Euronav Shipping NV. Over the course of 2019, the two French subsidiaries Euronav SAS and Euronav Ship Management SAS (including its Antwerp Branch), as well as the Hong Kong subsidiary Euronav Hong Kong Ltd. were transferred to Euronav Shipping NV. With the purpose of further simplifying and standardising the group structure, Euronav Shipping NV and Euronav Tankers NV merged with effective date 1 July 2021, with Euronav Shipping NV being the surviving corporation. In addition in Q1 2023 Euronav Shipping NV purchased 100% of the shares of Euronav Singapore Pte. Ltd. and E.S.M.C. Eur-Ocean Ship Management (Cyprus) Limited in Q1 2023 from Euronav Hong Kong Ltd.

Euronav Luxembourg S.A.

Euronav Luxembourg S.A. was incorporated in Luxembourg in May 1995 and is a 100% subsidiary of Euronav NV. Euronav Luxembourg S.A.'s is engaged in the purchase, the sale, the chartering and nautical management of sea-going vessels. The company operated 4 vessels in 2023, one on the spot market and three vessels were placed on time charter. The company is also performing intra group financial activities. In 2021 the company issued a Nordic bond which replaced the existing Nordic bond from 2017.

Euronav MI II Inc.

In the fourth quarter of 2017, Euronav NV incorporated a new wholly-owned subsidiary, Euronav MI Inc., a company incorporated and existing under the laws of the Republic of the Marshall Islands, for the purposes of the upcoming merger (the 'Merger') with Gener8 Maritime Inc. ('Gener8'). Pursuant to the merger agreement entered into between Euronav and Gener8 on 20 December 2017, Euronav MI Inc. merged with and into Gener8 upon closing the Merger on 12 June 2018, with Gener8 being the surviving corporation wholly owned by Euronav NV. At the same time, the name of the surviving corporation was changed into Euronav MI II Inc.

As the ultimate parent company of the Gener8 group prior to the closing of the Merger, Euronav MI II Inc. still owns certain direct and indirect subsidiaries, most of which served as special purpose ship-owning companies within the Gener8 group. Following the sale of the assets held by them (to Euronav NV or, in case of non-core assets, to third party buyers) Euronav is in the process of simplifying the group's corporate structure by liquidating the said subsidiaries.

Tankers UK Agencies Ltd. (TI Pool)

In 2017 the corporate structure of 'Tankers International Pool' (TI Pool) was rationalised. Under the new structure, the shares of Tankers UK Agencies Ltd. (TUKA), fully held at the time by Tankers International LLC (TI LLC), an entity incorporated under the laws of the Marshall Islands, have been distributed to the two remaining founding members of the TI Pool (namely Euronav NV and International Seaways Inc.), to form a 50-50 joint venture.

Additionally, two new companies, Tankers International Ltd. (TIL) and Tankers International (Singapore) Pte. Ltd., were incorporated under respectively the laws of the United Kingdom and the laws of Singapore, and are now fully owned by TUKA. TIL became the disponent owner of all of the vessels in the TI Pool, as all the vessels are now time chartered to TIL at a floating rate equivalent to the average spot rate achieved by the pool multiplied by the pool point assigned to each vessel. This new structure allowed the TI Pool to arrange for a credit line financing to lower the working capital requirement for the Pool participants and potentially attract additional pool participants. Tankers International (Singapore) Pte.Ltd. was incorporated to support vessel operations East of Suez and to provide assistance to the Group's clients based in the East.

Euronav NV, Antwerp, Geneva Branch

In April 2019 Euronav NV established a branch office in Geneva (Switzerland), Euronav NV, Antwerp, Geneva Branch. This new branch office was set up in anticipation of the coming into force of IMO 2020 and focuses on the procurement of compliant fuel and related services.

CMB.TECH NV (as of February 2024)

In February 2024, Euronav concluded the acquisition of CMB.TECH NV ('CMB.TECH') following the approval of the transaction at the SGM on 7 February. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on hydrogen and ammonia. CMB.TECH also offers hydrogen and ammonia to its customers, either through own production or by sourcing it from third party producers. CMB.TECH is active throughout the full hydrogen value chain through its different divisions: Marine, Technology & Development Centre, H2 Infra and Industry.

CMB.TECH International NV, CMB.TECH Belgium NV & CMB.TECH Netherlands BV

In the course of 2021 and 2022, CMB.TECH incorporated CMB.TECH International NV, CMB.TECH Belgium NV and CMB.TECH Netherlands. These entities own and operate different vessels from the new building programme (container and dry bulk vessels, chemical tankers and CSOVs).

Windcat Group

In December 2019, CMB NV entered into a binding definitive sale and purchase agreement to acquire Windcat Workboats Holdings Limited ('Windcat') from SEACOR Marine. The Windcat group is among the leading offshore wind support providers in Europe, and owns & operates, directly or through its joint ventures, a fleet of more than 50 CTVs in the European offshore wind sector. Besides its activities in the Netherlands, the UK and Belgium, Windcat is also active in the German, French and Polish markets through its joint venture partners, FRS Windcat Offshore Logistics, TSM Windcat and FRS Windcat Polska respectively.

CMB.TECH Technology and Development Centre Ltd.

CMB.TECH Technology & Development Centre is the heart of the innovation and development activities. The team has over 60 skilled and passionate engineers who work on the latest state-of-the-art technologies for our industrial and marine applications; The team has access to a workshop for prototyping and retrofitting.

In combination with the model studio, computer aided design and engineering, a wide variety of applications are being developed, built and tested. The testing facilities include three dyno test cells equipped with a hydrogen supply where high speed engines up to 1MW can be tested. Our engineering team has an extensive and proven 20 year track of developing low and zero-carbon solutions for the marine and land-based industry.

CMB.TECH Industry NV

CMB.TECH Industry NV is a provider of scalable dual fuel platforms for heavy-duty applications. Its advanced technology allows the conversion of existing diesel engines into dual fuel and mono fuel engines. CMB.TECH Industry has developed applications for the use in, amongst other things, trucks, port equipment, agricultural tractors and gensets. In December 2022, CMB.TECH Industry NV launched its dual fuel workshop to convert heavy duty applications into dual fuel hydrogen applications. In this workshop, new ICE (Internal Combustion Engine) trucks are converted with CMB.TECH's dual fuel hydrogen technology as on today.

JPN H2YDRO CO. Ltd (50%)

JPN H2YDRO is a joint venture between CMB.TECH, Kambara Kisen and Tsuneishi Facilities and Craft. JPN H2YDRO develops hydrogen applications and produces hydrogen for the Japanese market. In addition, it also owns and operates the HydroBingo, a hydrogen powered ferry using dual-fuel hydrogen-diesel internal combustion engines. The vessel was launched in 2021 and is deployed in the Japanese inland sea. Finally, a state-of-the-art hydrogen research and development facility is being built in Tsuneishi as on today.

Be Hydro BV (50%)

Be Hydro is a 50/50 joint venture between CMB.TECH NV and Anglo Belgian Corporation NV located in Ghent, Belgium. Be Hydro builds dual-fuel diesel hydrogen and monofuel hydrogen engines for the marine, railway and power industry.

H2 Infra NV

H2 Infra NV offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Besides owning the first multimodal hydrogen refuelling station which is located in Antwerp, H2 Infra is also the 49% shareholder in Cleanergy Solutions (Namibia) (Pty) Ltd.

Cleanergy Solutions (Namibia) (Pty) Ltd (49%)

During 2022, the Group incorporated Cleanergy Solutions (Namibia), a joint venture with Ohlthaver & List, a Namibian company. Cleanergy is currently constructing the Hydrogen Demonstration Hub in Namibia which will produce green hydrogen for local applications such as trucks, locomotives, and port & mining equipment.

CMB TECH Namibia (Pty) Ltd

Through its wholly owned subsidiary CMB TECH Namibia (Pty) Ltd, CMB.TECH is represented in Namibia and promotes its hydrogen and ammonia production projects and applications.


CMB
TECH


ORIENTAL

Information until 31 December 2023

Milestones 2023

9 January 2023
Frontline informed Euronav of its intention to no longer proceed with the combination agreement between the two companies announced in July 2022.

11 January 2023
Euronav took delivery of the VLCC newbuilding Cassius (2023 – 299,158 dwt).

26 January 2023
Euronav was included in the Bloomberg Gender-Equality Index (GEI) for the sixth consecutive year, since the Index was established in 2018.

28 February 2023
Euronav took delivery of the VLCC newbuilding Camus (2023 – 299,158 dwt).

10 March 2023
Euronav announced it had signed an agreement with the United Nations (UN) to sell the Nautica, a VLCC, as part of a wider salvage operation for the FSO Safer located in Yemen.

23 March 2023
Euronav held a Special General Meeting for Shareholders. The Shareholders voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra, Carl Trowell and to terminate the mandates of Anne-Hélène Monsellato and Steven Smith. The shareholders also approved the appointments of four new directors: John Fredriksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB.

16 May 2023
Euronav announced the departure of its CEO Hugo De Stoop with immediate effect by mutual agreement. Mr. De Stoop was succeeded by Lieve Logghe, the Group's CFO, who was appointed as CEO ad interim.

17 May 2023
Euronav held their Annual Shareholder meeting with Supervisory board members Carl Trowell and Anita Odedra stepping down. Julie de Nul and Ole Henrik Bjorge were voted onto the Board by the shareholders as independent board members.

30 May 2023
Euronav took delivery of the VLCC newbuilding Clovis.

30 May 2023
Euronav received an award at the first-ever ESG Shipping Awards in Greece.

19 July 2023
Euronav announced the sale of the VLCC Nautica (2008 – 307,284 DWT).

16 August 2023
Euronav announced the order of a VLCC newbuilding at Qingdao Beihai Shipyard in China. The vessel is expected to be delivered in 2026.

9 October 2023
Euronav announced that its two reference shareholders, CMB NV ("CMB") and Frontline plc/Famatown Finance Limited ("Frontline"), have reached agreement on a transaction involving the Company.

12 October 2023
Euronav announced an agreement to lift the option for a second VLCC newbuilding at Qingdao Beihai Shipyard in China for delivery in 2026.

21 November 2023
Euronav held a Special General Meeting. Consequently, the following transactions became effective:

- the sale of 24 VLCCs to Frontline
- the mandatory takeover offer by CMB NV for all outstanding shares of the Company

22 November 2023
Euronav announced changes in the Supervisory and Management Board.

The resulting composition of the new Supervisory Board is as follows: Julie De Nul (independent), Catharina Scheers (independent), Patrick Molis (independent), Marc Saverys (non-independent - Chair), Patrick De Brabandere (non-independent) & Bjarte Bøe (non-independent).

The Supervisory Board unanimously decided to appoint the following Management Board members upon recommendation of the Corporate Governance & Nomination committee.: Alexander Saverys (Chief Executive Officer), Ludovic Saverys (Chief Financial Officer), Michael Saverys (Chief Chartering Officer), Maxime van Eecke (Chief Commercial Officer) & Benoit Timmermans (Chief Strategy Officer).

7 December 2023
Euronav lifted the option for one more VLCC newbuilding at Qingdao Beihai Shipyard in China and ordered two Suezmaxes at Daehan Shipbuilding in South Korea, all for delivery in 2026.

22 December 2023
Euronav announced that it had entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH NV ("CMB.TECH") subject to approval of a Special General Meeting in February 2024.


EURONAV

Key Highlights 2023

Figure 4: Key highlights 2023

Financial (in thousands of USD)

$ 1,235,127
revenue

3,419,280
total assets

Euronext, NYSE
listed

4.25
profit per share

$ 969,146
EBIT

6.64
dividends per share

$ 1,190,186
EBITDA

18%
Sustainable linked loans

$ 2,357,373
equity attribute to equity holders of the corporation





Operational indicators

1
V-Plus

2
FSO

30
VLCCs
further 2 under construction

21
Suezmax
further 5 under construction

70
total number of vessels

1,553
port calls

17,129,865
deadweight tonnage

23,474
operating days

11.7
fleet age
(compared to global tanker average)

66
countries visited

4,213,571
total nautical miles travelled

64,276,326
metric tonnes safely delivered


DALMA

Figure 5: Company and sustainability highlights 2023

Company

8
Number of offices/locations

3000
seafarers

216
shore personnel

35/18
nationalities offshore/onshore

Sustainability

CDP
B-rating

Webber Research
ESG Scorecard
2023

30 %
reduction in carbon emission intensity from 2008
(in terms of AER)

0.29
Lost-time Incident Frequency Rate
(number of Lost Time Injuries (LTI) among the crew per millon exposure hours)

68
number of female seafarers

166
female company wide

44 %
female on shore

56 %
male on shore

68
2.3%
female seafarers

2932
97.7%
male seafarers

Products and services

In-House ship management

Euronav manages most of its fleet of modern crude oil carriers in-house and has well-proven experience in managing oil tankers. The mix of Suezmaxes, VLCCs, and FSOs in-house, are covered across three wholly owned subsidiaries: Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Euronav has an office in Singapore, Euronav Singapore Pte Ltd., to enhance the support offered to those vessels that call frequently at Asian ports.

Euronav maintains an integrated ship management approach by providing:

- Experienced officers and crews with professional credentials.

Euronav's personnel includes seagoing officers, crew, shore-based staff, skilled and experienced captains, and marine engineers, as well as maritime university and college graduates. This gives the Company a competitive edge in high quality maintenance and operation of the vessels, as well as project development and execution.

- Professional relationships based on merit and trust;

Vessel and crew performance is assessed by the management team, superintendents, internal and external shipping auditors, and customers, as well as national and international regulatory bodies. Euronav has excellent relationships with all oil majors. We nurture our people and our business through performance planning and appraisal, training and development, and encouraging promotion from within, while also offering opportunities to talented professionals from outside to join the Company.

- Safety and quality assurance including training, auditing and vetting.

Euronav's fleet trades worldwide in some of the most difficult weather conditions and sea states and for charterers with the strictest requirements. All our services are provided with the ultimate regard for the health, safety, security, environmental and quality standards applicable to the maritime transportation industry. Our organisation and our vessels have successfully passed numerous internal and external audits, oil major Tanker Management and Self-Assessment (TMSA) reviews and vetting inspections, as well as port state control inspections.

- Design and maintenance standards that increase safety and operational performance as well as asset value;
- Euronav is committed to long-term asset protection and upgrade, while researching, assessing and implementing innovation for environmental performance (emissions reduction and biodiversity);
- Modern and effective computer-based management and training systems and hands-on technical management backed by the latest software platforms and communication systems.


SELENA

The Euronav Group provides a full range of ship management services, including:

- Full technical management;
- Fleet personnel comprising experienced motivated officers and crew;
- Comprehensive integrated health, safety, quality and environmental protection management system; certified for ISM, ISO 9001, 14001, 45001, 50001;
- Insurance claims handling;
- Global sourcing of bunkering, equipment and services for optimum synergies, pricing and quality;
- Financial, information technology, human resources and legal services to support the Group's assets' values;
- Project management for newbuilding supervision, including pre- and post-contract consultancy and technical support;
- Dry dockings, retrofits and upgrade of assets for emission reduction (e.g. hull coating etc.) and compliance with new rules and regulations and/or improved operational efficiency;
- Commercial management;
- Operational (post- fixture) management.

Euronav uses a set of clearly defined leading and lagging Key Performance Indicators (KPIs) for its ship management services as well as standardised inspection reports which facilitate the measurement of:

- Health & Safety performance;
- Environmental performance;
- Security (including Cybersecurity) performance;
- Crew and shore staff retention and well-being;
- IT & Innovation solutions
- Navigation performance;
- Vessel reliability;
- Vessel energy efficiency;
- Vetting and port state controls;
- Planned and condition-based maintenance;
- Dry docking planning, upgrades and repairs ;
- Procurement efficiency; and operational competitiveness

We carry out quarterly management review meetings, bi-monthly table top exercises, monthly safety and environmental protection meetings, bi-weekly management coordination meetings and weekly fleet management coordination meetings.

Euronav ship management partners

In addition to the in-house managed fleet, Euronav maintains close relations and cooperation with high quality third party ship managers that manage a small part of our fleet. A dedicated Euronav team monitors these partners and ensures that the services rendered to Euronav vessels are in accordance with Euronav standards. These relationships offer opportunities for interaction and knowledge sharing between the Euronav Ship Management and Ship Management partners, providing potential for growth, adaptability and flexibility.


EURONAV

Tanker Shipping

Euronav is a vertically integrated owner, operator and manager, able to provide complete shipping services in addition to the carriage of crude oil on its fleet of modern large tankers. The crude oil seaborne transportation market is cyclical and highly volatile, requiring flexible and proactive management of assets in terms of fleet composition and employment. On 31 December 2023 the Euronav core fleet (owned and operated) had an average age of 11.7 years. Euronav operates its fleet on both the spot and period markets.

VLCC Fleet

The Tanker International (TI) Pool

Euronav's 100% owned VLCC fleet flies Belgian, French, Liberian and Marshall Islands flags. Euronav is a founding member of the TI Pool, which commenced operation in January 2000. The pool was established with other leading tanker companies to meet the global transportation requirements of international oil companies and other major charterers and now operates one of the largest modern fleets in the world with 39 VLCC under its control. Within this fleet Euronav had 15 VLCCs participated in the pool on 31 March 2024.

Participating in a pool enables Euronav and its customers to benefit from the economies of scale inherent in such an arrangement. Furthermore, the TI Pool has been able to enhance vessel earnings by improved utilisation (increased proportion of laden days versus ballast days) through use of combination voyages, contracts of affreightment and other efficiencies facilitated by the size and quality of its modern VLCC fleet. By operating together, the TI Pool always aims to have a modern, high quality VLCC available in the right place at the right time.

**Please note that all VLCCs that have been sold to Frontline are not included in the calculations of the visual*

Suezmax Fleet

Euronav's 100% owned Suezmax fleet flies the Belgian, Greek and Liberian Flags. The use of a national flag, together with operational and maintenance standards in terms of age and performance that are higher than the industry norm, enable Euronav to employ part of its fleet on time charter. Employing a part of our Suezmax fleet on long-term time charter allows the Company to benefit from a secure, steady and visible flow of income. Another part of the Suezmax fleet is traded on the spot market. On 31 December 2023 Euronav owned 22 Suezmaxes (with two additional newbuildings due to be delivered in 2024 and two due to be delivered in 2026). The fleet of 22 Suezmax has mixed employment: 16 vessels are traded in the spot market whilst 6 are on time charter.

Figure 6: Average age profile of our VLCC fleet


Newbuild
18%
6-10 yrs
18%
0-5 yrs
5%
Euronav VLCC
Age Profile
+15 yrs
18%
11-15 yrs
41%

Figure 7: Average age profile of our Suezmax fleet


Newbuild
8%
+15yrs
31%
0-5 yrs
27%
Euronav Suezmax
Age Profile
11-15yrs
19%
6 - 10yrs
15%

FSO market

FSOs are floating storage and offloading units for areas where the offshore production platforms have no or insufficient storage capabilities (fixed platform, mobile offshore production units (MOPU), SPAR (Spar Buoy) tension leg platform (TLP), semi-sub), and no pipeline infrastructure to the shore or another terminal. They are ideal for such situations because they have a very large storage capacity and can be moored in almost any water depth. With no process topsides (as with FPSOs), they are relatively simple to convert.

FSOs provide field storage ranging from 60,000 to 3 million barrels and offloading in a variety of situations. Most of them store oil although there are a few LPG or LNG FSOs.

The cost of a converted FSO ranges from USD 30 million to USD 200 million, depending on the size, field location, mooring and design life. A newbuild FSO can range from USD 100 million to USD 300 million.

There is an established market for leasing FSOs, which can help commercialise remote or marginal fields. The offshore industry is a highly technical one with many risk factors but with an equally high reward.

Euronav's initial exposure to the FSO market was with VLCC deployments in the Gulf and in West Africa back in 1998. We engaged in the Maersk Oil Qatar (MOQ) project because of the specific assets that we owned in joint venture with International Seaways Inc. (INSW): two of the only four V-Plus vessels (also known as ULCCs – Ultra Large Crude Carriers) that exist in the world, the TI Asia (which belonged to Euronav) and the TI Africa (which belonged to INSW). In 2017 the field operations of Al-Shaheen (Qatar) were transferred from MOQ to NOC (North Oil Company – see below) and the FSO contracts were extended until 2022.

In November 2020, Euronav's joint venture with International Seaways signed a ten year contract extension for the FSO Asia and FSO Africa. This is a direct continuation of their current contractual service with North Oil Company (NOC), the operator of the Al-Shaheen oil field since 2017, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited. The extended FSO contracts now run until 21 July 2032 and 21 September 2032 respectively.

In 2022, Euronav announced that it had become the sole owner of the FSOs previously held in its 50-50 joint venture with INWS. Euronav obtained full control of the project in June 2022.

The FSO Africa and FSO Asia are both high specification and long duration assets. They entered service on the Al-Shaheen field in 2010 and have a potential service life (without major modifications) to 2042.

Offshore units are unique because of the logistical requirements and additional engineering needed to design, transport, install and operate facilities in remote offshore environments, as opposed to onshore production or storage plants. Each offshore unit is specifically designed for the field's environmental and geological characteristics.



FSO and FPSO market

In January 2024, there were 431 floating production systems in service or available worldwide, among which were 169 FPSOs*and 111 FSOs* (96 Oil, 15 LNG). This does not include 14 FPSOs that are available for reuse. In addition, there are two FSOs and one FPSO that are out of service for extended repairs.

Forty-nine production floaters, seven FSOs and two Mobile Offshore Production Units are currently on order. For the remainder of 2024, 16 production units are scheduled for delivery (9 FPSOs, 2 FLNGs, 2 FSOs, 1 FSO LNG, 1 SEMI, and 1 MOPU). If all these units are delivered as planned, the backlog should remain in the 40's for the rest of the year.

Currently, there are 182 floater projects in the appraisal – either at the planning, bidding or final design stage – that may require a floating production or storage system. Of these projects, 56 are at the bidding or final design stage and another 90 are in the planning stage. The major hardware contracts for these projects are planned for between 2025 to 2026. However, studies are still ongoing to assess the economic viability of the projects, particularly those in deep water and harsh environments. The remaining 36 projects are in the appraisal stage.

Southeast Asia is the most active region for future projects with 44 potential floater projects in the planning cycle, closely followed by Africa with 42 projects. Brazil has 26 projects, which may require 38 floaters, as fields like Buzios and Mero will require multiple units. The next largest regions are the Gulf of Mexico and Southwest Asia/Middle East with 14 projects each, and Northern Europe and Australia each has 10 projects. The remaining regions have fewer potential projects: the Mediterranean has 8 projects, South America 7, China 4, and Canada 3.

Over 70% of active FPS facilities are in Asia, with 40% in China, 20% Southeast Asia and 10% Korea. The newly merged Keppel and Sembcorp is the busiest yard by far, with well over ten large projects underway. In January 2024, there were 431 floating production systems in service or available worldwide, among which were 169 FPSOs*and 111 FSOs* (96 Oil, 15 LNG). This does not include 14 FPSOs that are available for reuse. In addition, there are two FSOs and one FPSO that are out of service for extended repairs.

**Floating storage and offloading / floating production storage and offloading market.*
Source: EMA – Energy Maritime Associates


EURONAV
OSG
FSO ASIA

Overview of the market

The large crude tanker market continued to recover during 2023 from the structural and political drivers that boosted earnings during the previous year. VLCC rates caught up with Suezmax rates in a year marked by a number of counter-seasonal rallies in activity and earnings, reflecting the tight dynamic between vessel supply and crude demand.

The structural dislocation caused by Russia's invasion of Ukraine in February 2022 has driven additional ton miles, especially in smaller tanker segments (Aframax & Suezmax) and has become embedded in market dynamics. Recovering demand for crude during the first half of 2023 helped drive two notable rises in freight rates as well as tanker activity in March/April and June. In both periods, freight rates pushed toward USD 60-80,000 per day (source: Clarksons) fuelled by an annual crude consumption growth of 2.2 million barrels per day to a total of 101.7 mb/d in 2023. (source: IEA)

The trend for limited recycling activity continues, again driven by increasingly buoyant freight rates, but also due to the growing "dark fleet" – vessels trading sanctioned business. Highlighted in last years report, this trade has expanded due to the conflict in Ukraine, as has provided potential scrap candidates with opportunities to earn more lucrative rates.

However, tanker market fundamentals remain constructive. Whilst there has been reasonable flow into the Suezmax order book during the past year and an uptake of VLCC contracting, it remains limited with orderbook-to-fleet ratios remaining at historical lows. Global fleet ages for the VLCC and Suezmax sectors are at the highest levels since 2000, augmented by around one third of both current fleet reaching over 15 years of age over the next five years. Current and scheduled regulations will continue to impact older tonnage hardest and it is notable that despite a freight rate background similar to 2019/2020 larger tanker speeds are 7% slower than that period. Regulations are beginning to bite in terms of their operational and environmental impact.

Tanker markets

Table 1: VLCC and Suezmax rates

In USD per day	Full Year 2023	Full Year 2022
VLCC		
Average spot rate (in TI pool)*	47,600	27,600
Average time charter rate**	48,500	42,900
SUEZMAX		
Average spot rate***	55,700	31,200
Average time charter rate	30,500	30,400

**Euronav owned ships in TI Pool (excluding technical offhire days and TI Administration costs)*
***Including profit share where applicable*
**** Including profit share where applicable (excluding technical offhire days)*



Fleet evolution - large tanker market

Vessel contracting picked up progressively in the Suezmax sector but ordering of new capacity remained very restrained in the VLCC space. Suezmax contracts were 62 for the year to December 2023 but just 22 for VLCC units. During 2023 the large crude tanker market grew by just 2.3% within the VLCC segment and 1.1 for Suezmaxes – the lowest growth in a decade. This growth reflects the vessel contracting background of two years ago. (source: Clarksons)

Regulatory uncertainty, constrained shipyard capacity (other shipping segments filled yards with orders) and high prices continue to drive slower contracting. At the year end, 908 VLCC and 661 Suezmax were trading globally with an average age of the global fleets at 23-year highs (VLCC 11.51 years average age, Suezmax 11.77 years). Calendar 2023 saw 21 VLCC delivered to the global fleet with just 6 additional Suezmax vessels delivered. Both segments recorded zero exits as owners looked to run vessels for longer in buoyant market conditions. (source: Clarksons)

Figure 8: Orderbook remains well below long term averages, with the lowest activity in the last 10 years


OB/F in%
55
50
45
40
35
30
25
20
15
10
5
0
Date
Average Suez 20.9%
Average VLCC 18.6%
10,1%
2,6%
VLCC Orderbook % Fleet
Suezmax Orderbook % Fleet
VLCC onderbook < average OB/F

Figure 9: VLCC & Suezmax global fleet ages at 23 year highs, and getting older by the year


Age
14,0
13,0
12,0
11,0
10,0
9,0
8,0
0,0
Date
23 years
11,8 y
11,5y
VLCC Fleet Average Age (Years)
Suezmax Fleet Average Age (Years)
VLCC onderbook < average OB/F

Source: Clarksons


STATIA

Euronav fleet


55
vessels
of which
11.7
average age
5
under
construction
13,699,030
dwt
FSO
Owned: 3
dwt: 864,046
Average age: 21.9 years
VLCC
Fully owned: 30
Newbuilding to be delivered: 2
dwt: 9,099,773
Average age: 8.6 years
V-Plus
Owned: 1
dwt: 441,561
Average age: 20.9 years
Suezmax
Fully owned: 20
Newbuildings to be delivered: 3
dwt: 3.293.690
Average age: 10.73 years

Figure 10: Euronav's tonnage profile, including on charter on 31 December 2023

**The majority of Euronav's VLCC fleet is operated in the Tankers International Pool (the 'TI Pool') in the voyage freight market. The TI Pool is one of the largest modern fleets worldwide and comprises 48 vessels on 31 December 2023, of which 29 are owned by Euronav*
** Our two VLCCs and five Suezmax newbuildings on 31 December 2023, currently under construction, are not included in the above calculations. As they are due for delivery in 2024.*

The vast majority of Euronav's vessels are managed in-house, which positions its fleet at the top of the market for tanker assets and services. The benefits that are derived from in-house management lie in quality asset maintenance, enhanced customer service and risk management. Charterers are more than ever seeking to do business exclusively with superior quality operators, whether through fixed rate long-term business or principally in the spot market.



Stakeholder engagement

Figure 11: Stakeholder engagement

	Customers	Investors & shareholders	Seafarers / Employees	Society	NGO / Thought leader	Environment
Constituency	• Cargo owners • Pools • Vessel owners • Charterers • Traders • Refiners • NGO & IOC	• Bond investors • Institutional investors • Retail investors • Industry analysis	• Seafarers • Onshore employees • Brokers	• Local communities • Charities • Academia • Media	• NGOs • Political bodies • Regulatory Bodies eg IMO • Industry groups eg ITOPF	• Regulatory bodies (EU) • Flag states • Global regulator eg IMO • Industry groups eg ITOPF
Engagement	• Charter parties • Strategic alignment • Data sharing • Operational feedback • Direct meetings • Pooling engagements	• Earnings call each quarter • Investor conferences • Website & press releases • Direct meetings • Roadshows	• Targeted conferences • Training and induction programmes • Safety committees • Engagement with senior personnel • Performance feedback	• Social initiatives • Disclosure of safety information • Local support	• Direct meetings • Conferences • Panel discussions	• NGOs • Regulators • Lobbying groups • Shipping bodies • Banks • Poseidon principles
Topics	• Quality of service • Costs • Vessel age • Efficiencies • Future fuels	• Operational performance • Strategic objectives • Governance • ESG compliance • Operational efficiency	• Seafarer movement • Mental health issues • Safety • Equal Opportunities • Ethical conduct • Working conditions	• Support initiatives • Charitable donation • Pastoral care for local employees	• Compliance • Future regulation • Authority over legislation • Shape and effects of future regulation	• Scale & scope of emission cuts • Reduction trajectory • Regulation • Initiatives eg Carbon Capture • Carbon pricing


EURONAV

Activities and achievements

Overview of the year 2023

The first quarter

For the first quarter of 2023, the Company realised a net gain of USD 175,0 million or USD (0.87) per share (first quarter 2022: a net loss of 43.4 USD million or USD (0.22) per share). Proportionate EBITDA (earnings before interest, taxes, depreciation and amortisation – a non-IFRS measure) for the same period was USD 258.5 million (first quarter 2022: USD 42.9 million). The average daily time charter equivalent (TCE) obtained by the Company's fleet in the TI Pool was approximately USD 51,400 per day, whereas in the first quarter of 2022 this was USD 13,750 per day. The TCE of the Euronav VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 48,500 per day (first quarter 2022: USD 48,300 per day). The average daily TCE obtained by the Suezmax spot fleet was approximately USD 70,600 per day (first quarter 2022: USD 15,500 per day). The TCE of the Euronav Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 31,700 per day (first quarter 2022: USD 30,500 per day).

January

In January 2023, Euronav was included in the Bloomberg Gender-Equality Index (GEI) for the sixth year since the Index was established in 2018. In 2023, our score sequentially improved from 2022.

On 9 January, 2023, Frontline unilaterally terminated the Combination Agreement.

On 11 January, 2023, Euronav took delivery of the VLCC newbuilding Cassius (2023 – 299,158 dwt).

On 16 January, 2023, Euronav received a letter from CMB requesting that the Supervisory Board convene a general meeting of Euronav to replace the entire Supervisory Board . A Special General meeting ('SGM') of shareholders was convened for the 23rd of March in accordance with the Belgian Code of Companies and Associations.

On 18 January, 2023, Euronav announced that it had filed an application request for urgent interim and conservatory measures in relation to Frontline's unilateral action in pursuing the termination of the Combination Agreement.

On 30 January, 2023 Euronav announced that it had filed an application request for arbitration on the merits in relation to Frontline's unilateral action in pursuing the termination of the Combination Agreement.

February

On 7 February 2023, a judgement in the pending emergency arbitration proceedings was provided. The emergency arbitrator dismissed Euronav's request for provisional and interim measures on the basis of the specific and procedural rules applicable to the emergency proceedings and in particular a lack of urgency for Euronav in obtaining the requested interim and provisional measures.

On 14 December, 2022, the Company sold the Suezmax Cap Charles (2006 - 158,881 DWT) for USD 40.5 million. This vessel was accounted for as a non-current asset held for sale as at 31 December, 2022. The vessel was delivered to her new owner on 16 February, 2023. A capital gain of USD 22.1 million has been recognised in the consolidated statement of profit or loss in the first quarter of 2023.

On 28 February 2023, the VLCC Camus (2023- 299,158 dwt) was delivered.

March

On 10 March, 2023, Euronav announced it had signed an agreement with the United Nations (UN) to sell the VLCC Nautica, as part of a wider salvage operation for the FSO Safer located in Yemen. The vessel will replace the FSO Safer (1976 – 406,639 dwt) and will stay there. Euronav will help operate the vessel including after the transfer of the oil for several months afterwards.

On 23 March, 2023, Euronav held a Special Meeting of Shareholders to vote on resolutions submitted by Famatown Finance Ltd. and CMB NV.

On 28-29 March, 2023, the Appeal Court hearing for the Sienna claim took place. The Management Board believes that it followed well-established standard working practices and that it has valid defence arguments. Based on external legal advice, the Management Board believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision was recognised.

The second quarter

For the second quarter of 2023, the Company realised a net gain of USD 161.8 million or USD 0.80 per share (second quarter 2022: a net loss of 4.9 USD million or USD 0.02 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 247.6 million (second quarter 2022: USD 74.9 million). For the second quarter of 2023 the average daily TCE obtained by the Company's fleet in the TI pool was approximately USD 55,000 per day (second quarter 2022: USD 17,000 per day). The TCE of Euronav's VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 50,750 per day. During the second quarter of 2022 this was USD 45,500 per day. The average daily TCE obtained by the Suezmax spot fleet was approximately USD 68,000 per day (second quarter 2022: USD 20,000 per day). The TCE of the Euronav Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,500 per day (second quarter 2022: USD 30,500 per day).

April

In April 2023, Sofie Lemlijn, who joined Euronav in 2019 as Senior Legal Counsel and progressed to Secretary General in 2022, became a member of the Management Board.

In April 2023, Michail Malliaros, who joined Euronav Ship Management Hellas in 2005 and was promoted to General Manager in June 2022, became a member of the Management Board.


EURONAV

May

On 16 May 2023, Euronav announced the departure of its CEO Hugo De Stoop with immediate effect.

On 17 May 2023, Euronav held its annual General Meeting of Shareholders, at which the shareholders approved the appointments of two new independent directors: Julie De Nul and Ole Henrik Bjørge.. Mr Carl Trowell and Mrs Anita Odedra, having come to the end of their terms, decided not to stand for re-election.

On 30 May 2023, Euronav received an award at the first-ever ESG Shipping Awards. Euronav was the winner of the Silver Environment Award.

On 30 May, 2023, Euronav held a naming ceremony for the VLCC newbuilding Clovis (2023 – 299,158 dwt) and the Suezmax newbuilding Brugge (2023 - 156,851 dwt).

On 30 May 2023, Euronav took delivery of the newbuilding VLCC Clovis (2023 – 299,158 dwt) .

The third quarter

For the third quarter of 2023, the Company realised a net gain of USD 114.6 million or USD 0.57 per share (third quarter 2022: a 16.4 million or USD 0.08 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 209.6 million (third quarter 2022: USD 99.6 million). The TCE obtained by the Company's VLCC fleet in the TI Pool was approximately USD 42,250 per day, whereas in the third quarter of 2022 this was USD 22,250 per day. The TCE of the Euronav VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 48,250 per day. In the third quarter of 2022, the amount was USD 47,000 per day. The average daily TCE obtained by the Suezmax spot fleet was approximately USD 42,750 per day (third quarter 2022: USD 34,000 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,250 per day (third quarter 2022: USD 30,500 per day).

July

On 19 July 2023, Euronav announced that it had sold the VLCC Nautica (2008 – 307,284 DWT). The Nautica is debt free and was delivered to her new owner on 17 July 2023.

August

16 August 2023

Euronav announced the order of a VLCC newbuilding at Qingdao Beihai Shipyard in China. The vessel is expected to be delivered in 2026.

The fourth quarter

For the fourth quarter of 2023, the Company had a net profit of USD 410.9 million or USD 2.03 per share (fourth quarter 2022: USD 234.7 million or USD 1.17 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 477.7 million (fourth quarter 2022: USD 317.8 million). The TCE obtained by the Company's fleet in the TI pool was for the fourth quarter approximately USD 41,700 per day, whereas in the fourth quarter of 2022 this was USD 57,400 per day. The TCE of the Euronav VLCC fleet fixed on long-term charters, including profit share when applicable, was USD 47,500 per day (fourth quarter 2022: USD 34,400 per day). The TCE obtained by the Suezmax spot fleet, including profit shares when applicable, was approximately USD 42,800 per day for the fourth quarter (fourth quarter 2022: USD 57,800 per day). The earnings of the Euronav Suezmax fleet fixed on long-term charters, were USD 30,700 per day. In the fourth quarter of 2022, this was 30,400 per day.



September

On 7 September 2023 Euronav announced it had concluded a two-year time charter with a blue chip partner for the VLCC Donoussa (2016 dwt – 299.999).

October

On 9 October 2023 Euronav announced that its two reference shareholders, CMB NV ("CMB") and Frontline plc/ Famatown Finance Limited ("Frontline"), have reached agreement on a transaction involving the Company.

The transaction comprises three interdependent agreements:

- CMB will acquire Frontline's 26.12% stake in the Company for $18.43 per share (the "Share Sale");
- Frontline will acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion (the "Fleet Sale");
- The Company's pending arbitration action against Frontline and affiliates will be terminated (the "Settlement Agreement").

On 12 October 2023 Euronav announced an agreement to lift the option for a second VLCC newbuilding at Qingdao Beihai Shipyard in China for delivery in 2026.

November

On 21 November 2023 Euronav held a Special General Meeting. Consequently, the following transactions became effective:

- the sale of 24 VLCCs to Frontline
- the mandatory takeover offer by CMB NV for all outstanding shares of the Company

On 22 November 2023 Euronav announced changes in the Supervisory and Management Board.

The resulting composition of the new Supervisory Board is as follows:

- Julie De Nul (independent)
- Catharina Scheers (independent)
- Patrick Molis (independent)
- Marc Saverys (non-independent - Chair)
- Patrick De Brabandere (non-independent)
- Bjarte Bøe (non-independent)

The Supervisory Board unanimously decided to appoint following Management Board members upon recommendation of the Corporate Governance & Nomination committee.:

- Alexander Saverys is the CEO of the CMB group and serves on the Euronav Management Board as CEO as well. He founded Delphis in 2004, a short sea container shipping company, and has been the CEO of CMB since September 2014.
- Ludovic Saverys is the CFO of Euronav and CMB NV, also serving as the General Manager of Saverco NV.
- Michael Saverys is the Chief Chartering Officer on the Euronav Management Board. He joined CMB in 2009 as Chartering Director of Bocimar International and is currently a Board and Executive Committee member at CMB NV.
- Maxime Van Eecke is the Chief Commercial Officer at Euronav. He began at CMB group in 2005 as Legal Counsel, later becoming the Managing Director of Delphis in 2014. Appointed as CCO of CMB in 2021, he's been an executive Board Member since 2022.
- Benoit Timmermans serves as the Chief Strategy Officer at Euronav, overseeing the Chemical division and zero carbon fuel procurement. He is also an executive board member of CMB NV.

December

On 7 December 2023, Euronav lifted the option for one more VLCC at Qingdao Beihai (China) and ordered two Suezmaxes at Daehan Shipbuilding (South Korea), all for delivery in 2026. Euronav now has three VLCC's on order at Qingdao Beihai following the ordering of two VLCC's earlier in the year.

Furthermore, Euronav has concluded two newbuilding ice classed Suezmax orders at Daehan Shipbuilding. These two new ships have been long term time chartered to Valero.

On 22 December 2023 Euronav announced that they entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH NV ("CMB.TECH") (the "Transaction") for a purchase price of USD 1.150 billion in cash. On 7 February, a Special General Meeting was held to vote for approval.


BOCIMAR

Sustainability report

Letter from the CEO

Dear Shareholders,

2023 has been a transformational year for Euronav. At the end of the year, we redefined our strategy away from being a pure-play tanker company towards becoming a diversified shipping platform with a strong focus on decarbonisation. The first big step in this journey was the acquisition of CMB.TECH in February of 2024.

Sustainability has always been part of our DNA and following the implementation of our new strategy, it will sit at the centre of everything we do.

Through CMB.TECH, we are investing in and developing innovative technologies that have the power to redefine the future of shipping. While many low and zero carbon technologies are still in their nascent stages, we are confident in their ability to deliver zero-carbon shipping solutions in the foreseeable future. We have hydrogen powered vessels on the water, today – and have an extensive order book with state-of-the-art future proof tonnage to run on hydrogen and ammonia. Euronav & CMB.TECH not only follow the 2023 IMO GHG strategy trajectory – but lead the way.

The 2023 sustainability report provides an overview of the 2023 sustainability achievements of Euronav as a stand-alone (without CMB.TECH), next year's report will contain the many achievements CMB.TECH will have realised in 2024.

Decarbonise Today, Navigate Tomorrow.

Yours sincerely,

Alexander Saverys

CEO



Our approach to sustainability

We are on it

Whilst shipping is currently the most carbon efficient way of transporting goods across countries, the industry can still do more to contribute towards the global decarbonisation efforts.

The regulatory landscape is also changing fast. Member States of the IMO, meeting at the MEPC 80, have adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, with enhanced targets to tackle harmful emissions. The revised IMO GHG Strategy includes an enhanced common ambition to reach net-zero GHG emissions from international shipping by or around 2050, a commitment to ensure an uptake of alternative zero and near-zero GHG fuels by 2030, as well as indicative check-points for 2030 and 2040.

In addition, the maritime sector is included in the EU Emissions Trading Scheme, the upcoming FuelEU Maritime regulation, the global fuel standard, and many upcoming sustainability reporting standards will continue to put pressure on delivering emissions reductions.

At Euronav, we have dual responsibility in the sustainable energy transition: (i) the cargo shipped, and (ii) the emissions from our shipping operations.

Recent history has clearly shown us that a stable energy supply is an essential component of a functioning modern civilisation. Clear too, is that the world wants and needs a better and more balanced energy system. One that is more flexible and resilient to supply and demand shocks, one that delivers energy that is secure and affordable as well as lower carbon. These three facets are known as the energy 'trilemma'. Euronav has a role to play to ensure energy security and affordability today - whilst gradually diversifying into adjacent maritime segments to ensure that the energy transition does materialise overtime.

Reducing the emissions from our shipping operations starts today - not by 2030 or 2050. Euronav's proven track record was built around continuous fleet rejuvenation with investment in future proofed eco-tonnage, adhering to the ambitious Poseidon principles, creating a detailed roadmap to decarbonisation, making the necessary CAPEX investment, and by implementing operational measures that have an immediate impact.

Figure 12: Euronav's ESG rates/index


0.47
TRC
Frequency
Rate
66
countries
visited
1,553
Ports called
Webber ESG
Scorecard:
Quartile 1
Sector Rank 3rd
Banking agreement driving
emissions reductions NOW
Bloomberg
Gender
equality index
6th consecutive
year
E
S
G
18%
Sustainable
linked financing
216
shore staff
3,000
seafarers
17,129,865
DWT
B
CDP
B Rating
4,213,571
nautical miles
travelled
64,276,326
metric tons safely
delivered

At Euronav, we have a dedicated team working on voyage optimisation, leveraging weather routing and other operational efficiencies. Our innovation teams are working on complex digital solutions such as the FAST platform which provide the data for accurate decision-making and offer real-time performance improvements. Our operations and chartering people are leading coalitions in the industry that focus on short-term actions aimed at significantly reduce the industry's emissions. Our technical teams are joining forces with engine designers and manufacturers to ensure that the latest energy-saving technologies are part of our vessels.

Outcomes will hinge on many parameters, such as vessel design and future fuels availability. We need pragmatism today, and to that end have created a defined pathway for each Euronav vessel - in cooperation with DNV. This will be key to avoiding economically unattractive or stranded assets. In order to adhere to our customised vessel-specific decarbonisation roadmap, our ship management team is taking advantage of dry-docking time to install energy management and saving technologies on our vessels. At least 82 green retrofit projects are scheduled for the period 2022-2027 - keeping our carbon intensity (measured by AER) in line with the Poseidon Principles AER trajectory.

Last but not least, the acquisition of CMB.TECH will fast-track and greatly enhance the roll-out of low-carbon technologies to our existing and newbuild fleet.

We are on it.

Reporting frameworks

The disclosures in this report provide investors and other stakeholders with sustainability and ESG information. The Sustainability report is populated by voluntary non-financial data reporting in the absence of mandatory ones. The reporting structure follows the Global Reporting Initiative (GRI) which is a global practice to report economic, environmental and social impacts of the company. It also follows the principles laid out by the TCFD (Task Force for Climate-related Financial Disclosure) which is a framework to report governance, risk management and climate-related targets and strategies. It mainly focuses on the financial impact of ESG risks and leverages existing reported processes. The Sustainability Accounting Standards Board (SASB) for Marine Transportation sector is used to provide financial sustainability information. Emissions information provided under this report is also aligned with data reporting requirements of GHG protocol. In view of the upcoming mandatory European Sustainability Reporting Standards (ESRS) falling under the Corporate Sustainability Reporting Directive, we also incorporate some of the sector-agnostic ESRS data requirements already in our 2023 report. Euronav also disclosed information on sustainable and responsible investments following the Carbon Disclosure Project CDP). Finally, Euronav's sustainability strategy is aligned with many of the 17 United Nations' Sustainable Development Goals (UN SDG). The report and data cover the period from 1 January to 31 December 2023.


EURONAV
NH3

Sustainability key figures 2023

Table 2: Sustainability key figures 2023

METRIC	UNIT	2023	2022
GHG emission management	See page	pages 48-52	p 58-62
Energy Mix (1) Total energy consumed; (2) percentage heavy fuel oil; (3) percentage renewable	Gigajoules, Percentage (%)	1) 27,636,524 (excluding TC out consumption) 2) 65% 3) 0%	1) 30,610,912 2) 72% 3) 0%
Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) SOx	Metric tons (t)	1) 64,409 2) 5,992	1) 59,486 2) 5,701
Number and aggregate volume of spills and releases to the environment	Number, Cubic meters (m3) or Metric tonnes	0	0
Port state control Number of (1) deficiencies and (2) detentions received from regional port state control (PSC) organisations.	Number	1) Deficiencies: 46 2) Detentions: 0	1) Deficiencies: 52 2) Detentions: 0
Corruption risk Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Number	16	16
Policies and targets Description of main policies and targets	See page	p 49	p 58

Table 3: Sustainability key figures 2023

ACTIVITY METRIC	UNIT	2023	2022	REFERENCE STANDARD
Number of shipboard employees	Number	3,000	3,278	TR-MT-000.A
Total distance travelled by vessels	Nautical miles	4,213,571	4,046,580	TR-MT-000.B
Operating days	Days	24,474	23,807	TR-MT-000.C
Deadweight tonnage	Thousand deadweight tons	17,129,865	16,690,929	TR-MT-000.D
Number of vessels in total shipping fleet	Number	68	70	TR-MT-000.E
Number of vessel port calls	Number	1,553	1,852	TR-MT-000.F


EURONAV

Materiality

Double materiality assessment under CSRD

CSRD (Corporate Sustainability Reporting Directive) directed the creation of the ESRS (European Sustainability Reporting standards) which was developed by EFRAG (European Financial Reporting Advisory Group) as part of the of the European Green Deal.

The double materiality assessment is the foundation and starting point for reporting according to the ESRS and will define what Euronav should report on going forward. In January 2024, a detailed double materiality assessment was initiated in order to identify Euronav's most material ESG topics and to develop policies, actions and targets to minimise negative impacts, mitigate risks and seize opportunities. Both the perspective of impact materiality (inside-out perspective) and financial materiality (outside-in perspective) will be taken into consideration.

Impact materiality identifies the impacts (actual or potential, positive or negative) the company has on people or the environment over the short-, medium-, or long-term time horizons. Financial materiality identifies the risks and opportunities that trigger effects on the company's cash flows, development, performance, position, cost of capital or access to finance in the short-, medium-, or long-term time horizons.

The initial list of material ESG topics was based on benchmark and peer-analysis, the current reports based on GRI, SASB, CDP & SDG's and the SASB materiality matrix. Based on this internal exercise, the following material topics were defined: climate change, solution, biodiversity & ecosystems, circular economy, own workforce, workers in the value chain, and business conduct. The next step (Q2 2024) will be to have the initial list of potential material topics rated by Euronav's stakeholders - both on (i) potential opportunities/risks and impacts, and (ii) relevance for Euronav.

Once all impacts, risks and opportunities have been assessed, Euronav will create separate ranked lists (high to low materiality score) for negative impacts, positive impacts, risks and opportunities. By applying a threshold or cut-off point these lists can be split in material (top) and not material (bottom) impacts, risks and opportunities. The final outcome will be the materiality matrix that will be used for the subsequent fit gap analyse.


EURONAV
CAP LARA

UN Sustainable Development Goals Euronav

In 2015, the United Nations launched 17 Sustainable Development Goals (SDGs) to end poverty, fight inequality and injustice, and tackle climate change by 2030. Euronav's sustainability policy aligns with the purpose of a 'shared blueprint for peace and prosperity for people and the planet, now and into the future'. To that end, the Company is proud to have identified the UN Sustainable Development Goals where it can have an impact.

Figure 13: Euronav SDGs


2023
35 GB
33%
2
4
50,4444.6
2023
100%
40 Mi USD
2.16
100%
18%
3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
17 PARTNERSHIPS FOR THE GOALS
ESG KPIs
Crew well-being: internet allowance per seafarer
Female representation Supervisory Board
Fleet with clean water infiltration systems
Fleet capable of running on zero-emission fuels
Total training hours
Fleet % with real-time digital connectivity
Strategic suppliers % subject to sustainability review
Fleet carbon intensity (AER)
Fleet % with Ballast Water Management Treatment
Sustainability-linked financing


ΚΑΠ ΠΕΜΜΠΡΟΚ
ΠΕΙΡΑΙΑΣ

Active engagement with financial institutions on ESG

Euronav has been proactive in positioning for the future with its financing profile. Since 2020, Euronav has started to convert its existing credit facilities into credit facilities with specific targets for emission reduction. These loans included terms with clear targets to reduce its Greenhouse Gas (GHG) emissions over their duration. The targets were effective immediately, with compliance over the first 12 months being rewarded with a reduced interest coupon.

Approach

Sustainable financing

Euronav approaches each financing opportunity through a 'sustainable lens', together with its syndicate of partner banks that share the same values.

Four out of six ESG linked facilities have been repaid in 2023. The remaining ESG linked facilities include following KPI's:

- A reduction in the Annual Efficiency Ratio (AER). In each loan agreement, a table is added with the average target AER for both VLCCs and Suezmaxes. These tables are based on the Poseidon principles V3 minus 2%, or on the principles V4 minus 2% .
- Consumption Cap. This KPI is specific for the loan linked to the FSO vessels. For each quarter, a target fuel consumption is calculated. All fuel consuming aspects are considered, as well as the amount of crude oil that is processed. This KPI is achieved when the actual fuel consumption of a vessel is below the target fuel consumption.

In addition, the bareboat leases with Ocean Yield contain a sustainability KPI based on the CII performance of the vessels. The target is set at achieving CII rating of A or B at the delivery date, and on the first day of each calendar year thereafter.

Figure 14: Facilities with an integrated sustainability component
At the end of 2023, 18% of Euronav's commercial bank financing commitments had a sustainability-liked component into it.


2500
2000
1500
1000
500
0
6
5
4
3
2
1
0
1993
0
1993
2145
469
1676
2416
783
1633
2267
783
1484
2297
750
1547
2301
823
1478
2194
790
1404
2116
940
1176
2267
1180
1087
2359
1284
1075
2284
1259
1025
2273
1319
954
1644
303
1341
30 Sep 20
31 Sep 20
31 Mar 21
30 Jun 21
30 Sep 21
31 Dec 21
31 Mar 22
30 Jun 22
31 Dec 22
31 Mar 23
30 Jun 23
30 Sep 23
31 Dec 23
Sustainability-linked financing commitment
Remaining commitment
No. of green financing


SELENA

EU Taxonomy

The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. Euronav discussed its EU taxonomy for the first time in the course of Annual Report 2021, mainly on qualitative information about EU Taxonomy relevance with the Company's core business model and expectations. Eligible activities are activities that are covered by the Taxonomy regulation.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date.

The company is currently non eligible as it does not employ 500 people (the Seafarers do not qualify under the definition). This is going to be changed once Euronav is subject to CSRD and European Sustainability Reporting Standards where the Company will be required to report its Taxonomy eligibility and alignment as part of CSRD reporting requirements. Until then, Euronav will only report Taxonomy-related information on a voluntary-basis.

Environment

Approach to environment

The pressure to decarbonise is rising as people and governments increasingly acknowledge the challenges from anthropogenic climate change. In 2023 the IMO increased its ambitions for reducing GHG emissions from shipping. As of January 2024, the EU implemented a carbon price for shipping. The magnitude of climate change will depend primarily on the amount of Green House Gases that are emitted into the atmosphere. To minimise the rise in temperature, it is crucial to establish an industry-wide and cross-industrial cooperation. However, at the same time and as important, each player has the responsibility for taking direct emission reduction initiatives. The risk that we run is that the more we delay our actions the more effort will be needed. The most important steps towards zero-emission shipping should be taken now - and not in 2030 or 2050. It is the current decade that will be decisive for shipping.

At Euronav we are engaged with external partners and industry coalitions to deliver immediate impact on shipping decarbonisation. Weather routing tools, CII monitoring, operational efficiencies and voyage speed optimisation, sulphur emissions management technologies, ship design and engine innovations and digital transformation platforms are some of the many levers that drive our day-to-day environmental performance.

Ultimately, zero-emission fuels will be the most impactful way to reach zero-emission operations. Even though these fuels are only expected to start scaling up by the end of this decade, we are actively engaged with cross-functional projects such as the Joint Development Project to accelerate the development of zero-emission ships. The extensive know-how about green hydrogen and ammonia that comes with the acquisition of CMB.TECH will be used and applied in our tanker fleet going forward.



Carbon Disclosure Project (CDP)

The CDP is a global non-profit organisation that has run the world's leading environmental disclosure platform. Nearly 21,000 organisations disclosed data through CDP in 2023. CDP scores are widely used to drive investment and procurement decisions towards a zero-carbon, sustainable, resilient economy.

Euronav received score 'B' at its fourth participation in the CDP in 2023. This score demonstrates our increased responsibility and transparency combined with a reinforced strategy and actions to reduce climate change. Our score is higher than the marine transport sector average of B- and the global C average. The B score is in the Management band - being defined as: taking coordinated action on climate issues.

We maintained our A score on 'Scope 1 & 2 emissions (incl. verification)' and maintained our A - score on 'Risk management processes'. The Company improved on: 'Governance' (C to B), 'Risk disclosure' (C to B), and 'Targets' (B- to B). The score reduced on 'Energy' (B to C), and 'Emission reduction initiatives and low carbon products' (A to A-).

Figure 15: CDP Climate Change 2023 category scores benchmarking CDP


Business Strategy, Financial Planning & Scenario Analysis
B
B
Emissions reduction initiatives and low carbon products
C
A-
Energy
C
C
Governance
B
B
Opportunity Disclosure
B-
B
Risk Disclosure
B-
B
Risk management processes
B
A-
Scope 1 & 2 emissions (incl. verification)
B-
A
Scope 3 emissions (incl. verification)
D
C
Targets
B-
B
Value chain engagement
B-
C
Activity Group Average
Euronav

CDP also evaluates the engagement between organisations and their suppliers on climate change. Purchasing organisations have the potential to incentivise significant environmental changes through engagement with their suppliers. By evaluating supplier engagement and recognising best practice, CDP aims to accelerate global action on supply chain emissions. Euronav N.V. received a B- which is in the Management band. This is the same as the Europe regional average of B-, and higher than the Marine transport sector average of C.

Figure 16: CDP Supplier Engagement 2023 rating report


Governance
C-
C-
Overall CDP Climate Change score
B-
B
Scope 3 emissions (incl. verification)
B-
B
Supplier engagement
B-
B
Targets
D-
D-
Activity Group Average
Euronav

Decarbonisation: from strategy to implementation

Euronav announced its decarbonisation strategy in May 2022 when we also pinpointed the main decarbonisation levers: low/zero emission fuels, energy-efficiency technologies, operational efficiencies and fleet renewal. For 2023, the main focus was to translate the company-wide strategy into detailed vessel specific decarbonisation plans. This was not only to validate the strategy but also to quantify the CapEx and FUELEX investment required to adhere to the Euronav strategy of becoming NetZero by 2050.

The Company's decarbonisation strategy will be reviewed and improved during the course of 2024 following the implementation of the new diversification, decarbonisation and optimisation strategy and the acquisition of CMB.TECH.

Roadmap towards decarbonisation

The Decarbonisation Squad decided to engage with one of the known Classes (DNV) which is providing consulting and engineering support to develop Euronav's fleet transition plan. The outcome of that exercise is detailing what the per-vessel requirements are in order to be compliant with Euronav's 2050 NetZero ambition, the IMO's intermediate check-points in 2030 and 2040, to be in compliance with the Poseidon Principles V4 minus 2%, and to ensure annual CII level of A/B/C. By defining both the operational measures, CaPex investment required, the impact on the OpEx, and the additional FUELEX (cfr. biofuels), Euronav is now able to respond to the key question "how much is our decarbonisation strategy expected to cost?".

From a technical perspective a total of 24 different operational technical measures were discussed and evaluated - varying in decarbonisation potential (0-100%), in complexity (low, medium, high) and capex investment (0-7 MIO USD). Based on existing experience within DNV and Euronav Technical, and across the wider industry, a selection of six immediate available measures was made: voyage/speed port optimisation, AE load sharing improvement, cargo discharge improvement, fuel efficiency boost, AE exhaust gas economiser, and ultrasound propeller antifouling. Gradual application of drop-in biofuels was taken into consideration from a future fuels perspective - with short to medium term implementation applicability.

Figure 17: CII rating forecast for vessel Dia (VLCC - 2015) - with and without measures.

CII rating forecast

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Without Measures	A	A	A	A	A	A	A	B	B	B	B	B	C	C	C	C
With Measures	A	A	A	A	A	A	A	A	A	A	B	A	A	A	B	B


Reduction plan - CII
CII
CII 2050
CO2
pp
SCC
EEXI
EU ETS
3.0
2.5
2.0
1.5
1.0
Scrap year 2035
2020
2025
2030
2035
2040
2045
2050
CII
A
B
Reference line
D
E

GHG emissions monitoring

Euronav has been a pioneer in climate-related performance transparency in the large tanker market, providing full Scope 1, 2 and 3 disclosures of our carbon emissions and footprint, according to GHG Protocol. Carbon emissions are verified by the external audit agency.

Table 4: Euronav Total Carbon Emissions

Type of Emissions	2019 tCO_2e	2020 tCO_2e	2021 tCO_2e	2022 tCO_2	2023 tCO_2e	% 2023 vs 2022
Scope 1 (Direct)	**3,129,547**	**3,082,765**	**2,392,017**	**2,155,984**	**2,226,796**	**3%**
Scope 2 (Indirect Energy)	**248**	**232**	**199**	**157**	**175**	**11%**
Scope 3 (Indirect Other)	**625,565**	**638,578**	**805,064**	**653,262**	**789,791**	**21%**
Business travel	11,104	6,422	8,932	14,545	12,757	-12%
WTT Fuels	610,910	604,217	535,093	484,141	506,136	5%
WTT and T&D (electricity)	58	59	80	54	50	-8%
WTT Fuel - biofuel blend (B30/B50)	-	-	271	-	-	-
WTT Business Travel	1,212	703	978	1,593	1,477	-7%
Upstream Leased Assets	-	27,177	-	-	-	-
Downstream Leased Assets	-	-	259,711	152,929	269,371	76%
Total	**3,755,360**	**3,721,576**	**3,197,280**	**2,809,404**	**3,016,762**	**7%**

To measure Euronav's value chain footprint, EcoAct has followed the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. This standard provides requirements and guidance for companies to prepare and report a GHG emissions inventory that includes emissions resulting from value chain activities.
Scope 1: GHG emissions from Euronav's assets that are controlled directly by the Company, including the combustion of fuel from company vehicles and vessels, and building operations.
Scope 2: GHG emissions from imported energy, such as purchased electricity, heat or steam.
Scope 3: GHG emissions from non-owned sources that are related to the Company's activities - including the TC fleet.

- As of reporting year 2023, Euronav will follow the guidance provided by the Baltic and International Maritime Council (BIMCO) on accounting and reporting a ship's GHG emissions. Under this guidance actual emissions from fuel that has been used should be accounted for under Scope 1, by the entity paying for it. Under a Time Charter, the responsibility for accounting and reporting for scope 1 emissions would therefore rest with the Time Charterer. As a result, Euronav included all Time Charter emissions under scope 3 Downstream Leased Assets. Reporting year 2021, 2022, and 2023 have been recalculated accordingly (see Table 4).
- Absolute CO2 emission increased in 2023 by 7% as the fleet increased in absolute terms by 2 VLCCs and 1 Suezmax vessel. As a result, the overall deadweight times total nautical mile increased by 5.8% in 2023. In addition, the average laden and ballast speed of the VLCC fleet was higher in 2023 if compared to 2022.
- However, looking from an efficiency perspective, the Energy Efficiency Operational Index, being the Sea going fleet emissions (gCO2) per unit of transport work (cargo tonne miles), reduced further between 2022 (4.7 gCO2/TNM) and 2023 (4.38 gCO2/TNM). EEOI is seen as a good metric to show efficient operation and utilisation of a fleet of vessels. Where AER/CII reflects CO2 emissions in terms of the transport work a ship does by cargo capacity, EEOI refers to the cargo carried during a given voyage. In detail, while EEOI effectively bases its calculation of work on laden ship moves, the Annual Efficiency Ratio (AER) considers ballast and laden moves (cfr. incentivising ballast legs).

Table 5: Key operational factors

	2019	2020	2021	2022	2023
EEOI gCO2/TNM	4.96	4.91	5.01	4.7	4.38
AER gCO2/DWTNM	2.36	2.42	2.26	2.14	2.16
OEI gCO2e/T.KM	3.36	3.34	3.55	3.28	3.04

EEOI/Energy Efficiency Operational Index: Sea going fleet emissions (gCO_2) per unit of transport work (cargo tonne miles)
AER/Annual Efficiency Ratio: Sea going fleet emissions (gCO_2) per tonne of ships deadweight times total miles run in the period
OEI/Organisational Emissions Intensity: All Euronav emissions (scope 1, 2, 3) per unit of transportation work (cargo tonne kilometres)
Source: all calculations by EcoAct

2023: key operational factors determining performance:

- Newbuilds / Vessel Sales: Ordering newbuilds or selling vessels is primarily a commercial decision which applies to fleet-wide operational profile and the need to respond to market trends and/or regulations. However, new engine design and technologies generate an inherent reduction in fuel oil consumption and can co-drive fleet decarbonisation. An indicative efficiency improvement between two vessels delivered in 2022 and in 2012 has been 17% (in EEXI terms) and 27% in fuel oil consumption at certain speed/load.
- Euronav took delivery of the VLCC newbuilding Cassius, the VLCC newbuilding Camus, VLCC newbuilding Clovis, and the Suezmax newbuilding Brugge. Euronav announced an agreement to purchase 5 VLCC new builds (expected to delivered in Q2/Q3 2026, and Q1 2027), and 2 Suezmaxes (to be delivered Q2 2026). These vessels are the latest generation of eco-VLCC and eco-Suezmax tankers. The eco-VLCC vessels will be dual fuel ammonia, ready upon delivery in 2026/2027.
- Euronav announced the sale of the VLCC Nautica. In addition, Euronav announced the sale of 24 VLCC vessels to Frontline: Dominica, Alboran, Alex, Alice, Andaman, Anne, Arafura, Aral, Desirade, Drenec, Amundsen, Aquitaine, Ardeche, Hatteras, Heron, Derius, Dalis, Delos, Dickens, Diodorus, Doris, Camus, Cassius, and Clovis. The majority of the asset transfers took place between December 2023 and January 2024.
- 11 dry-dock programmes took place in 2023 unlocking further fuel and emissions savings. With regards to energy-efficiency technologies with potential to reduce the consumption of fuel oil, here's the list of 2023 green retrofits and investments:
    - Premium antifouling was applied on VLCC Hojo. These are high quality biocidal and/or foul release systems which are installed on the vertical bottom of ocean going ships with the intention of minimising the hull roughness. (0-8% GHG reduction)
    - VFD for cooling seawater pumps has been installed onboard 6 vessels. It allows control of the pump speed by varying the frequency supplied to the pump motor adjusting to the required cooling capacity. (1-2% GHG reduction)
    - VFD for engine room fans has been installed onboard 2 vessels. It allows control of the speed of the fan. This will be adapted to the required air supply to the main engine according to vessel speed. (1-2% GHG reduction).
- Last year (2022), there were 10 applications of premium antifouling installation, 1 vessel installed with a Fuel Efficiency Boost, 6 vessels installed with Variable Frequency Drives (VFDs) on pumps, 6 vessels installed with VFDs on fans, and 3 vessels with Propeller Boss Cap Fins (PBCF).
- Operational Efficiencies are another direct and easily attainable way to drive emissions and fuel consumption lower. Such operational efficiencies might include Just-in-Time arrival operations and they are driven by average voyage speed reduction.
- FAST project, with its digital transformation and data sharing capabilities informs our decision-making and may result in savings of 86,000 MT CO_2 per year due to operational measures triggered by informed decisions onboard.

The reporting period for 2022 compared to 2023 resulted in a stabilisation of the fleet broad Annual Efficiency Ratio. The fleet broad AER of year 2023 has been 2.16 $gCO_2/DWTNM$, and in 2022: 2.14 $gCO_2/DWTNM$. There has been a slight improvement to the Energy Efficiency Operational Index, EEOI, between 2022 and 2023, from 4.7 gCO_2/TNM in



2022 to 4.4 gCO2/TNM in 2023, including all fleet owned by Euronav except for: vessels in TC-IN, FSOs and vessels used as storage platforms. In 2022 and 2023, we retrofitted 6 VLCC with exhaust scrubber systems (resulting in increased consumption of about 2,200 tons or 6,200 tons of CO2 emissions). In addition, of the below average age 24 eco VLCCs sold to Frontline in 2023, 11 already changed ownership in Q4 2023 - impacting the consumption profile of the Euronav fleet.

Euronav is heading towards reaching the IMO target in 2029, if the current AER reduction speed keeps up (or even accelerates). Euronav is expected to achieve fleet-broad AER 1.85 gCO2/TNM by 2029 against our IMO-aligned trajectory of 1.86 by 2030. Consequently, the expected AER of 2030 may reach 1.79 gCO2/TNM demonstrating a 40% reduction vs. 2008, the IMO reference year.

Figure 18: Annual efficiency ratio


Annual Efficiency Ratio
3,5
3
2,5
2
1,5
1
0,5
0
2008
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Expected
IMO aligned
Actual
Target 2030



The Poseidon Principles (PP) are a framework for assessing and disclosing the climate alignment of ship finance portfolios with the policies and ambitions of the IMO to reduce greenhouse gas emissions for shipping. The Poseidon Principles apply a maximum level of an AER or Annual Efficiency Ratio every year for a company's shipping fleet. The Annual Efficiency Ratio divides the annual carbon dioxide emissions of a ship by the product of the distance sailed, and the deadweight of the ship. The Poseidon principles trajectory V3.0 was introduced in 2020 and V4.0 released in June 2021. The principles require shipping companies to reduce their AER year on year by a fixed pace. V4.0 trajectory is more loose for Suezmaxes compared with V3.0 whereas it is tighter for VLCCs. However, the two versions of trajectories V3.0 and V4.0 do coincide by the end of the 2020's unfolding a less ambitious V4.0 in the post-2030 period. Euronav has committed to maintain a 2% better performance vs. the more stringent V3.0 as a result of sustainability linked loans. Given the actuals for 2022 and 2023, our Suezmax, and our VLCC trajectory are aligned with our targets.

Figure 19: AER VLCC


AER VLCC
2,5
2
1,5
1
0,5
0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Actual
Expected
POSPRI v3.0
POSPRI v4.0

Figure 20: AER Suezmax


AER Suezmax
4
3,5
3
2,5
2
1,5
1
0,5
0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Actual
Expected
POSPRI v3.0
POSPRI v4.0

Water and Marine Biodiversity preservation

Ballast water treatment insights

Ballast water is essential to commercial shipping. It compensates for weight loss due to cargo operations or resource consumption, thereby providing stability, reducing stress on the hull and improving propulsion and manoeuvrability. However, the water they pump in also contains a variety of indigenous organisms, which are later released outside of their natural habitats. While most transported species do not survive when the ballast water is discharged, some thrive in their new environment. With no natural predators, they outcompete, displace or kill native species. In such cases, they pose serious risks to local ecosystems, human health and regional economies. They can cause severe and irreversible damage.

To minimise and ultimately eliminate the transfer of harmful aquatic organisms and pathogens, shipping's global regulator, the IMO, adopted the Ballast Water Management (BWM) Convention (full name: International Convention for the Control and Management of Ships' Ballast Water and Sediments, 2004). The BWM Convention applies to all ships with ballast water capacity and is active in international trade. This convention entered into force globally on 8 September 2017 and became mandatory for new vessels and those at their next special survey (5, 10, and 15 years, then every 30 months after 15 years).

Table 6: Evolution of water ballast treatment systems installed on Euronav vessels
Source: Euronav

	2016	2017	2018	2019	2020	2021	2022	2023
From previous year	1	4	6	29	30	33	44	58
Newbuildings with BWTS	3	2	4	0	0	4	2	5
Retrofits of BWTS	0	0	0	1	3	7	10	4
2nd hand vessels with BWTS	0	0	19	0	0	0	2	0
Subtotal with BWTS	4	6	29	30	33	44	58	67
Vessels sold with BWTS	0	0	0	0	0	0	7	12
Total equipped with BWTS	4	6	29	30	33	44	51	55

Vessel recycling

Euronav's commitment is to provide high-quality life-cycle management of vessels under our ownership adhering to highest standards. Taking care of our ships goes beyond their commercial life by applying responsible recycling practices to the extent of our control.

Ships are sizable structures that require a significant amount of human effort when dismantling and recycling. Their equipment consists of different types of materials and is sensitive to handle due to its properties. In some cases, materials may have an adverse effect on the environment. Therefore, global regulation and harmonisation of good recycling practices are needed since shipping is a global activity.


EURONAV

Where responsibility meets ambition

Euronav is committed to getting to the point where it will recycle all its vessels in a sustainable, safe and environmentally friendly way and to conduct associated business in this area in a socially responsible and ethical manner while always applying all respective legal requirements. Euronav's aim is to prevent, reduce and minimise injuries, accidents, human rights abuse and any other adverse effects generated or side-effects of via ship recycling. We are working at developing a fully-fledged ship recycling policy that will implement our commitment to a responsible and circularity-based approach.

Our principles

If we were the owner of an asset at the end of its life and there was no alternative but to dismantle the ship, a decision to recycle the vessel may be taken. As a owner of that vessel, we would take full accountability and have a strict audit and inspection regime for approval of the ship recycling facilities we utilise. That is the level of responsibility we aim at achieving. We do not and will not compromise the safety, environmental and human/labour principles where anti-corruption and subcontracting visibility are gradually gaining more clarity. These principles govern our way of doing business and building partnerships.

Ship recycling is an important matter on which Euronav is actively working, not only when the ship is ready for dismantling, but from day 1 of the ship's life. The green passport and/or other notations (i.e. ENVIRO) are significant items related to recycling policy and are documents that follow the entire life of a ship, beginning with its construction. These documents need to be updated on a regular basis by all different parties involved during the life cycle of a ship. It contains information such as ship particulars, details on the construction yard but, most importantly, information about every product used during the construction and operation of the ship. Because of the importance of the green passport within the recycling policy, all Euronav newbuildings and the majority of the ships in the fleet are carrying a green passport and/or other notations (i.e. ENVIRO). Euronav complies with the latest EU regulations that foresee the introduction of an Inventory of Hazardous Materials (IHM) and a Maintenance Plan for each ship. The type, quantity, and location of hazardous materials are incorporated in that registry and HMs should be clearly identifiable. The prerequisites serve as the ship's ID, are updated regularly, and follow the ship's ownership.

We have positioned the company as a top tier operator, and we maintain a modern fleet. We often sell our ships way before their natural end of life for further trade or for conversions – typically to Floating Storage and Offloading units (FSO) or Floating Storage Production and Offloading (FPSO) units. In any case, when a Euronav-owned vessel is purposed for recycling, Euronav should engage with shipyards ensuring that the ship recycling facility acts in responsible manner and applies similarly high ethical and socially responsible standards. This may require an audit to be passed to Euronav's satisfaction of the relevant facility.

Euronav's recycling principles, which will be applied to our whole fleet, will represent a set of standard compliance actions that adhere to all applicable regulations, but also best industry practices and our ESG culture.

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialised yards is challenging to forecast as regulations and good industry practice, leading to self-regulation, can dramatically change over time. However, the Group considers the recent trends of the steel industry and the outlook of future demand for scrap steel now to be indicative of a positive residual value of its vessels after consideration of disposal costs.

We note that last year's scrap steel rates have reached unprecedented high values of over $600 per Light Displacement Tonnage (LDT). The Company's prior view was that by the time the vessels reach the end of their useful lives, their residual values would likely be the same as their disposal costs. This no longer appears to be the case and has led to a re-assessment by management, resulting in a residual value estimate of vessels rising from nil, net, to a residual value equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton after dismantling, less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments."

Aligned with global regulations and agreements

We are a prime supporter of the Hong Kong International Convention (HKC) for Safe & Environmentally Sound Recycling of Ships, 2009. Euronav will continue to comply with all applicable global, regional and local relevant regulations which safeguard that vessels are recycled in a transparent and audited fashion and follow up the entire recycling process up to the level of our jurisdiction.

Overview initiatives and collaborations - Environment

Global Maritime Forum

Euronav is a founding partner of the Global Maritime Forum, an international non-profit organisation committed to shaping the future of global seaborne trade to increase sustainable long-term economic development and human well-being. Euronav joined the 2021 Annual Summit of the Global Maritime Forum in London. In 2023, Euronav actively participated in the following initiatives: (i) Short Term Action Taskforce, and (ii) Getting to Zero Coalition. For more information please visit https://www.globalmaritimeforum.org/.

Short Term Action Taskforce

The Global Maritime Forum has identified five key action areas to improve the operational efficiency of vessels. The implementation of operational efficiency strategies plays a critical role in reducing shipping emissions today, while also preparing the industry for a more manageable long-term transition to a zero-emission future. Euronav, together with 20 industry players, have worked diligently in the course of 2023 to define the ambition statement – and to translate this into a series of Insight Briefs for the wider shipping industry. Three participating companies – Chevron, Euronav, and Cargill – announced the joint ambition statement as part of the Global Maritime Forum Annual Summit in Athens (October 2023).

Getting to Zero Coalition

The Getting to Zero Coalition (GtZ), a partnership between the Global Maritime Forum and the World Economic Forum, is an industry-led platform of more than 150 companies within the maritime, energy, infrastructure and finance sector, supported by key governments and IGOs. The Coalition is committed to getting commercially viable deep sea zero-emission vessels powered by zero-emission fuels into operation by 2030, maritime shipping's 'moon-shot' ambition. In 2023, Euronav joined the Zero-emission Vessel Commitment by 2030. By joining the commitment, it allows ship-owning and chartering segments to send a corresponding signal and build confidence in the market for these essential fuels.

HELMEPA

The Hellenic Marine Environment Protection Association (HELMEPA) is the pioneering voluntary commitment of Greek seafarers and ship owners to safeguard the seas from ship-generated pollution, undertaken in Piraeus, on June 4, 1982. The association aims to acquire an environmental consciousness under the motto 'To Save the Seas'. Euronav is an active member. We participated in the development of the training programs and provide trainers for these programmes. For more information visit: https://www.helmepa.gr/en/


EURONAV

INTERTANKO

The International Association of Independent Tanker Owners (INTERTANKO) is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national, and international levels. The association actively works on a range of technical, legal, commercial and operational issues that have an influence on tanker owners and operators around the world. For more information visit https://www.intertanko.com

ITOPF

Euronav is a member of ITOPF. The International Tanker Owners Pollution Federation (ITOPF) is a non-profit organisation and a trusted source of objective technical advice worldwide on preparedness and response to accidental marine spills. ITOPF has responded to over 800 incidents involving oil or chemical spills worldwide. Their highly skilled international team assists 24 hours a day, 365 days a year to provide impartial technical advice. ITOPF provides a wide range of technical services to back up our core role of responding to ship-sourced spills. For more information https://www.itopf.org

Maritime Just Transition Task Force

The 'Maritime Just Transition Task Force' is an initiative, set up during COP 26 by the International Chamber of Shipping (ICS), the International Transport Workers' Federation (ITF), the United Nations Global Compact (UNGC), the International Labour Organisation (ILO) and the International Maritime Organisation (IMO), to ensure that shipping's response to the climate emergency puts seafarers at the heart of the solution, supported by globally established Just Transition principles. For more information visit: https://unglobalcompact.org/take-action/think-labs/just-transition/about

Protecting Blue Whales and Blue Skies

In 2023, Euronav joined the 'Protecting Blue Whales and Blue Skies' initiative. Protecting Blue Whales and Blue Skies is a voluntary Vessel Speed Reduction (VSR) Program along the coast of California which incentivises companies to incorporate sustainable shipping practices across their global supply chain. By creating seasonal and predictable slow speed zones, this program helps companies protect endangered whales, reduce fuel use and regional greenhouse gas emissions, and improve air quality and human health outcomes. The Protecting Blue Whales and Blue Skies team independently verifies cooperation rates, quantifies the benefits of participation, and provides recognition of program participants to encourage the adoption of sustainable shipping practices across the globe.

EU Research and Development

Waterborne Technology Platform

Euronav has become a member of the Waterborne Technology Platform (TP). Waterborne TP has been set up as an industry-oriented technology platform with the objective to establish a continuous dialogue between all waterborne stakeholders. The platform drives policy development and guidance and shapes future research agendas while mobilising and allocating appropriate resources to accomplish its mission. At Euronav, we recognise that collaboration and innovation are key to progression and future stability by participating for the first time in two new research and innovation projects funded by the European Union under the Horizon Europe program: DT4GS & OPTIWISE. More information on both projects can be found on p 13.


EURONAV


NO SMOKING
PROTECT THE ENVIRONMENT

Social and human capital

People approach

At the core of our mission lies the commitment to inspire and empower our highly skilled and dedicated workforce to maximise their potential and to pursue their career aspirations within a healthy, stimulating, and rewarding work environment.

Our operations span across shore-based offices in key locations such as Antwerp, Athens, London, Nantes, Geneva, Singapore, Hong Kong, Philippines and the USA, where we employ approximately 220 individuals, including contractors and temporary staff. This expansive geographical reach reflects our deep-rooted maritime heritage and culture, cultivated over generations.

Onboard Euronav vessels, we rely on the expertise of around 3,000 seafarers representing diverse nationalities. In an industry where competent seafarers are in high demand, Euronav boasts a roster of qualified and experienced masters, officers, and crew members on all our vessels.

Euronav is unwavering in its commitment to fostering a culture of teamwork and collaboration, both ashore and at sea. We prioritise authentic performance planning, appraisal, training, development, and internal promotions. Our policies are designed to elevate and recognise outstanding performance, engage our workforce, and retain key talent. We take pride in celebrating the diversity within our workforce, which encompasses individuals with extensive service and experience in the industry, as well as newcomers with fresh perspectives. This blend of dedication and stability, enriched by diversity, has been instrumental in our ability to achieve exceptional results in an intensely competitive sector.

Our workforce brings a wide spectrum of educational and professional backgrounds to their roles, including expertise in areas such as nautical science, engineering, finance, business administration, law, and the humanities. These professionals specialise in various aspects of tanker operations, crewing, marine and technical functions, as well as shipping corporate services. Virtually every member of our team is fluent in at least two languages, and half of our workforce is proficient in three or more languages, reflecting our commitment to a globally connected and multilingual work environment.

Figure 21: Key figures


3000
Seafarers
216
Shore personnel
35
Nationalities sea
18
Nationalities shore
68
Females on board
98
Females on shore
94.50%
Retention rate sea
85%
Retention rate shore
$ 1,190,186
EBITDA
$ 17.59
Share price EURN US on December 29 2023
€ 15.97
Share price EURN BB on December 29 2023
18%
Financing with integrated sustainability component

Transparency and ethical behaviour

Social policy/policies

Code of conduct

Euronav adopted a Code of Conduct in order to assist all persons acting on behalf of Euronav to act in an ethical way and with respect to the applicable laws and regulations. The Code of Conduct therefore ensures that Euronav employees enhance and protect the good reputation of the Company, more particularly in its relationship with customers, shareholders and other stakeholders, as well as with society in general. Our Code of Conduct can be consulted on our website: https://www.euronav.com/en/about-euronav/corporate-governance/documentation/code-of-business-conduct-and-ethics/

Staff Handbook

The Staff Handbook helps Euronav comply with legal requirements and regulations relating to employment and sets out guidelines for ensuring high standards of ethical practices that need to be applied throughout the Euronav community. These include policies, amongst others, relating to working culture, employee retention and turnover rates, remuneration and workforce diversity, regulated working hours, regulation of labour supply and protection of the workers against sickness, disease and injury.

Whistleblower policy

Euronav has adopted a Whistleblower Protection Policy to protect individuals who want to lawfully raise a legitimate concern. If an employee becomes aware of illegal or unethical misconduct, Euronav strongly encourages them to report it to Euronav management through our regular channels of communication, including the 'On Board Complaint (or Grievance) Procedure' for seagoing personnel. If an individual does not feel comfortable reporting concerns to a supervisor, manager or any other appropriate person within the Company, he or she can use a free telephone service or web-based platform that enables him or her to report a concern in complete confidentiality, in his or her mother tongue. Euronav's 'SpeakUp' service is hosted by an independent third party, People InTouch B.V., to ensure a straightforward, confidential, secure, and convenient way of reporting.

Euronav encourages individuals to identify themselves when making a report to facilitate the investigation. However, any person who does not want to be identified is entitled to register a complaint confidentially and anonymously. The Company treats all complaints in a confidential manner. The Company does not in any manner discriminate against any individual who has made a complaint in good faith. The full Whistleblower policy can be found on Euronav's website.


CAP VICTOR
5.3M

Human Rights

The Company places great importance on upholding and safeguarding human rights, encompassing the fundamental rights and freedoms outlined in the United Nations Universal Declaration of Human Rights.

Euronav maintains a zero-tolerance stance towards practices such as slavery, child labour, forced or compulsory labour, and human trafficking. Our comprehensive set of policies ensures that all Euronav entities understand the significance of respecting human rights and are aware of the procedures to report any violations.

Given Euronav's operations in regions with higher risks of unethical practices, we exercise heightened vigilance to ensure adherence to ethical standards. Our unwavering commitment is to conduct business with integrity and proactively prevent any form of corruption or bribery. Euronav actively upholds labour and human rights in its activities, supported by our corporate 'Code of Business Conduct and Ethics' and a range of specific policies, including the 'Anti-corruption Policy,' 'Non-Violence & Non-Harassment Policy,' and 'Whistleblower Protection Policy.' Furthermore, our employees undergo mandatory annual training to reinforce these principles.

We rigorously assess and select firms, agencies, and other third parties before engaging in business or partnerships, in alignment with our Third-Party Risk Policy. This policy clearly defines our standards and expectations. Regular audits and inspections of these entities, particularly those with staff at our sites, serve as a robust assurance mechanism that our standards are consistently upheld and effective.

Respect for people extends not only to our own employees but also to those involved with subcontractors and suppliers. In 2023, there were no reported violations of human rights, and no fines, penalties, or compensation for damages resulting from breaches of our policies were incurred. Nevertheless, we maintain an unwavering commitment to vigilant monitoring to swiftly address any deviations from our policies.



Managing our impact on people and our environment

Employee engagement

KPI's Shore and sea

Sea

Sea Staff Retention Rate	Senior Officers Retention Rate	Junior Officers Retention Rate	Ratings Retention Rate
94.50%	94.02%	91.76%	97.72%
Goal: 85.00%	Goal: 85.00%	Goal: 85.00%	Goal: 85.00%
	95.30%	92.24%	98.55%
	Goal: 90.00%	Goal: 90.00%	Goal: 90.00%

Figure 22: Retention rate



Figure 23: Average experience with Euronav (Sea service in years)


5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
4.63
4.15
3.02
2.30
CHENG
MAST
2ENG
CHOFF

Figure 24: Average experience in tankers (Sea service in years)


10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
9.30
8.54
6.12
5.84
MAST
CHENG
CHOFF
2ENG

Figure 25: Average experience in rank (Sea service in years)


10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
9.30
8.54
6.12
5.84
MAST
CHENG
CHOFF
2ENG



People management

Approach shore

Flexible working

We prioritise the well-being of our employees and actively support it. Our goal is to create a collaborative and stimulating work environment that caters to diverse staff needs and encourages a healthy work-life balance. Recognising the evolving nature of work, we have embedded flexible working within our organisational culture, providing our employees with opportunities to work from home as well as in the office.

Crew management

Euronav Ship Management offers career opportunities to officers and crew of various nationalities from Europe, Asia and America. Euronav also has a portion of its fleet under third party managers, which allows the Company to accurately monitor sector best practice and cost optimisation.

Euronav Group recruits crew from all around the world, providing opportunities for motivated professionals to develop their careers on board the fleet vessels.

Crew development is based on pre-established, rank-specific criteria, focusing on the cultivation of both technical and personal (leadership) skills. Recruitment is carried out by a dedicated team that compares crew competencies with available vacancies and identifies the training and other actions required to advance the performance and careers of the crew. A common crew software platform proposes job opportunities at any time to Euronav seafarers.

To ensure that all vessels are staffed with qualified and competent crew, a detailed training matrix has been developed and is evaluated annually. This includes external and in-house training above minimum statutory requirements, as well as computer-based training. Additionally, seafarers are provided with the opportunity to take part in shore-based training, such as attending office activities, seminars and conferences.

Euronav respects the rights and dignity of all seafarers and acknowledges that careers at sea can bear consequences for mental health and wellbeing. We are mindful of this in all aspects of shipping and have established practices that work towards crew care and wellness. Quarterly campaigns to support crew mental health and wellbeing are released through the Company magazine Stay Safe. The basis of our pre-joining process is the medical screening of crew to ensure good health and fitness.

Onboard crew communications are supported by an additional free communications allowance to help crews keep in touch with their families and relatives.

The introduction of e-wallet solutions has given our crews fast access to funds while they are on board.

Crew conferences are scheduled annually, giving senior officers and shore management the opportunity to interact, receive Company updates and discuss topics of mutual interest.


EURONAV
PELI
PELI

Summary of actions:

- Proper manning arrangements for the five new buildings
- Successful transfer of management in house of two vessels
- Successful Management of Frontline fleet transfer.
- Successful change of flag of eighteen vessels
- Successful organisation of officers and crew conferences in Antwerp, Nantes, Athens, Panama, Bulgaria, Croatia, India and the Philippines
- Induction procedures for seafarers new to the Company (370 crew)
- Implementation of a revised briefing/debriefing process to improve time management, handled by one person in Athens office for all four top officers and all flags
- Priority is given to development of Internal sea staff, promoting a significant number of seafarers within the Company, rather than hiring from the market.
- Implementation of new promotion process (250 promotions)
- Sea staff certification for compliance with Standards of Training, Certification and Watchkeeping (STCW) Manila Amendments 2010 with zero observations in Commercial, Flag, PSC & Class inspections
- Direct employment of various nationalities without manning agent, in addition to BE/ FR/ GR nationality seafarers (70 persons)
- Close monitoring of manning agents' performance for further improvement and/or appointment of new ones, depending on Company's manning needs. Introduction of manning agents' KPIs and statistics
- Implementation of additional psychometric test for all newly hired senior officers and cadets for all flags (70 senior officers and 420 junior officers, cadets and ratings)
- Quarterly actions for all crew on board (Stay Safe magazine)
- Benchmarking on seafarers wages
- 17 Shore assignments. These assignments are opportunities offered to the sea staff to join the shore team for a short period of time during their leave.



Talent attraction

Euronav is always looking for new talent to join our Company. We display all shore-based career opportunities within the Company on our website and there is a separate page for crew applications. Shore vacancies are also displayed on our LinkedIn page.

Shore employees

We strive to attract, inspire and enable talented, hard-working people to develop themselves in order to contribute to our business and its vision in a challenging and rewarding environment.

We employ a workforce with a complementary and diverse range of qualifications to carry out our business and do not discriminate on the basis of gender, age, culture or personal circumstance. We look to appoint the person who is the best match for the role. Euronav also welcomes applicants from the seafaring community for suitable shore-based roles.

It is recognised that internal job moves are positive for the Company, enabling our team members to develop their careers and bring added motivation to our teams. All employees are encouraged to discuss their career and development aspirations through the regular performance management process.

External hires can bring fresh thinking and new ideas to the Company to help us challenge our thinking and grow so, while we aspire to offer career moves to our current employees, we also advertise externally where that is of benefit.

Our internship programmes run throughout the year lay a foundation for recruiting brilliant young minds to work for our Company.

Seafarers

Euronav Ship Management employs and offers career opportunities to officers and crew of various nationalities from Europe, Asia and America. Euronav also has a portion of its fleet under third party managers, which allows the Company to accurately monitor sector best practices and cost optimisation.

The Euronav Group recruits seafarers from all around the world, providing opportunities for motivated professionals to develop their careers on board our vessels.

Recruitment is carried out by a dedicated team that compares the applicants' competencies with those needed for the available vacancies. Furthermore, the crewing department also identifies training needs and requirements to advance crew members' performance and give them opportunities for their careers to develop. Advanced tools and tests are used to optimise the results of the recruitment and promotion process and provide support and guidance to the seafarers.

A crew software platform is used by all crewing departments to provide job opportunities to Euronav seafarers at any time, allowing them to develop and retain competencies within the Euronav Group.



Training and development

Euronav practices performance planning, appraisal, training, development and promotion from within. Our policies aim to enhance and reward performance, engage our people and retain key talent.

To achieve this, we have built a comprehensive system of continuous training programmes and seminars both onboard and ashore. This ensures a continued awareness among all personnel of their day-to-day operational duties. Training needs are identified during the appraisal process and training plans are prepared based on these needs. Training activities are carried out in a training room or online through a computer-based programme.

Crew development is based on pre-established, rank-specific criteria, focusing on the cultivation of both technical and personal (leadership) skills.

To ensure that all vessels are staffed with qualified and competent crew, a detailed training matrix has been developed and evaluated annually. More information on the staff training can be found in the 'crew management' section on p 63.

Training and development Indicators

Shore employees

In 2023 the total training hours of our shore staff was 7,068.60.

Seafarers

All our seafarers followed trainings in 2023, resulting in 43,376 hours of training in total.

Performance management

In our commitment to nurturing our human capital, we diligently oversee performance through a comprehensive approach that includes annual evaluations supplemented by smaller periodic formal and informal assessments. This approach stands out for its inherent flexibility, allowing for dynamic growth.

Our performance management cycle serves several pivotal purposes. It helps in aligning individual and team goals with the business strategy, provides insights into our capabilities and supports establishing and reinforcing the organisational culture and desired behaviours. But above all, it is about retaining and motivating qualified employees through development and training, while creating career opportunities.

Shore personnel

On an annual basis, all onshore staff engage in a comprehensive performance assessment process. This process includes both self-assessment and an evaluation by their respective reporting manager. It aims to gauge the extent to which they have met expectations related to achieving set objectives and upholding our core values throughout the preceding year.

Seafarers

Our performance appraisal process has two main aims. The first is to ensure that all seafarers have a clear idea of how they can contribute to the performance of their department and vessel. The second aim is to make sure the seafarers are supported in their individual development of skills and mindset. This process enables a common focus on the Company and vessel goals, as well as people's engagement in achieving these. The performance appraisal is therefore a tool to support:

- Understanding and agreement on how to contribute to vessel objectives
- Identification of possible opportunities for skill development during the contract and after signing off
- Evaluation of efforts and progress made during the contract.

The principles of the performance appraisal process include setting mutual expectations and a plan for development (from the appraiser and appraisee in partnership), then monitoring and supporting development throughout the contract. Finally, before the contract ends, there is a performance evaluation meeting to review progress and further development opportunities.


Ensure clear expectations, easy to understand and exercise
Set objectives / expectations
Evaluate result
Focus on possible improvement, not mistakes and failure
Define actions / development
Involve craw members in defining actions for development
Set objectives / expectations
Make sure to continuously guide, support and give constructive feedback

Figure 26: Developmentprinciples

Performance management principles

The performance appraisal is not a matter of judging someone's work as either 'good' or 'bad'; it is a matter of ensuring that everyone knows what difference their efforts make to vessel performance and how they can further develop their professional skills.

In addition to the above, and referring to the four top officers, there is another evaluation conducted at the end of the year by respective Company departments, depending on rank.

Diversity and equality

We take pride in acknowledging the diversity within our workforce. Numerous employees and officers at Euronav bring with them extensive service and experience, while others, as new entrants, contribute fresh perspectives. Our commitment to fostering long-term dedication and stability, combined with a deliberate effort to introduce new talent to the company, has resulted in excellent outcomes in an exceptionally competitive industry.

The new Supervisory Board has been made aware of the law of 28 July 2011 on gender diversity, and the recommendations issued by the Corporate Governance and Nomination Committee following the enacting of the law with regard to the representation of women on Supervisory Boards of listed companies. The Supervisory Board fully complies with the gender diversity principles.

Diversity policy

Our commitment to diversity and inclusion revolves around creating quality jobs and encouraging career growth within the Euronav Group based on qualifications, experience and training. We strive for an inclusive workplace where everyone is treated equally and with dignity. We enhance employees' competences through talent development and promote sustainable growth.

Our aim is to provide equal opportunities for internal mobility, actively guiding and supporting our employees in this process. Euronav recognises that a diverse team improves decision-making and overall performance. It is a global priority for Euronav, contributing to the success of the company and its people. We believe in the power of diversity, allowing our employees to be their authentic selves at work, regardless of different characteristics.

Figure 27:Gender diversity within Euronav


Female
44%
Onshore
Male
56%
Female
2.3%
Offshore
Male
97.7%
Female
33%
Supervisory
Board
Male
66%
Female
0%
Management
Board
Male
100%

Figure 28: Generational diversity

	Onshore	Offshore
18-29	34	855
30-39	74	957
40-49	64	690
50-59	39	424
60+	5	74

Figure 29: Nationalities within Euronav

18 onshore

35 offshore

Nationalities onshore

Albanian	3	French	8
American	3	Greek	112
Belgian	64	Hungarian	1
British	3	Indian	4
Canadian	1	Norwegian	1
Cypriot	1	Panamanian	1
Danish	1	Singaporean	4
Dutch	3	Turkish	2
Filipino	2	Vietnamese	2

35 nationalities offshore

American	1	Indian	124
Belgian	37	Italian	1
Bulgarian	132	Jamaican	1
Canadian	13	Luxembourger	1
Chilean	1	Malaysian	1
Colombian	11	Mexican	2
Costa Rican	1	Montenegrin	2
Croatian	79	Pakistani	9
Dutch	3	Panamanian	211
Ecuadorean	3	Portuguese	1
El Salvador	98	Romanian	58
Filipino	1410	Russian	50
French	93	Singaporean	1
Georgian	6	Slovenian	1
Greek	345	Spanish	1
Guatemalan	1	Ukrainian	183
Honduran	117	Venezuelan	1



Gender Equality

Women in Shipping

Difficult working conditions, physical labour and long durations away at sea have traditionally made shipping a male-dominated business. But it has also been particularly slow to change. Real change takes time, and a step forward is often met with a shove backward. The 'boys club' mentality still exists, and sexism, while rarely openly displayed these days, is nonetheless still prevalent.

However, things are slowly changing, and a growing number of players in the maritime sector are promoting balance on the gender scale. Even the International Maritime Organisation (IMO) plays a part. In 2021, the IMO adopted a resolution proclaiming an International Day for Women in Maritime, to be observed on 18 May every year. The IMO has been running a Women in Maritime programme since 1988, a time when few maritime training institutes even permitted female students. Since then, it has supported access to maritime training and employment opportunities for women across the maritime sector.

At Euronav we celebrate the International Day for Women, both at sea and onshore, by publishing articles on achievements in their area of expertise.

All Aboard Alliance

The All Aboard Alliance brings together senior leaders from across the maritime industry, united by a collaborative drive towards increasing diversity, equity, and inclusion in all organisations, at sea and onshore – in order for maritime to become the sustainable, forward-looking and innovative industry we can all be proud of. The All Aboard Alliance is supported by Founding Knowledge Partners: Global Maritime Forum, Diversity Study Group, and Swiss Re. For more information visit: https://www.globalmaritimeforum.org/all-aboard-alliance. Euronav is represented by Capt. Malliaros as a business sponsor.

On 15 December 2023, we submitted the Company's All Aboard annual assessment, which Euronav is participating in for the second year. One of the achievements in 2023, is the new KPI added for "Women Seafarer's empowerment". A long term target of this objective is to have more than 4% of Women Officers, currently the KPI is at 2.10%, achieving the set annual target.

Other actions we have taken include; publishing articles pertaining to DEI on company's communication platform, during onboarding the new recruits attend the non-harassment and non-violence training and read the relevant policy, smooth familiarisation and transition period, promotion of DEI during Officers/Crew Annual Local Conferences 2023.

Women at Euronav

In our case, we need to distinguish between the female representation on shore and onboard.

On shore, Euronav performs well. On 31 December 2023, the Euronav Supervisory Board was 33% female. 30% of the senior management roles were taken up by women. 45% of our middle managers were women. Half of all revenue generating staff are female. We have taken some steps.

Bloomberg GEI

The Bloomberg Gender-Equality Index (GEI) provides transparency in gender-based practices and policies at publicly listed companies, increasing the breadth of environmental, social, governance (ESG) data available to investors. The reference index measures gender equality across five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. This index is updated every year and Euronav has once again been included for 2023, as it has been since the index's inception in 2018. At the time of reporting Bloomberg had not yet released the latest GEI data.


EURONAV

Communication channels

Investor relations

Euronav strives to communicate openly and transparently towards our stakeholders on a regular basis. After each quarterly earnings release, our Management Board presents the quarterly results during a virtual conference call. This conference call is followed by a Q&A. For investors and analysts who are not able to attend, the script is subsequently published on the Euronav website along with a PDF of the presentation. Euronav also holds frequent investor and analyst presentations, as well as virtual roadshows.

Furthermore, occasional conference calls & investor days are set up for events. We also participate in several conferences.

On our annual General Shareholder meeting, which is held on the third Thursday in May after the financial year, our key shareholders cast their votes on important matters that can affect our company.

All investor related information can be consulted on the investor page on the Euronav website: https://www.euronav.com/en/investors/

Communication towards employees (shore and sea)

Euronav tries to communicate with its employees in a direct and transparent way on a regular basis. To build employee relationships, Euronav has continued to use, and also implemented, new platforms to improve its employee communication.

With quarterly Town Hall meetings, Euronav informs all its employees on important matters happening within the Company. After the presentations, time is reserved for all employees to ask questions to the Management Board during a Q&A. Other communication channels that are frequently used by Euronav, are quarterly newsletters, internal mails, intranet, our internal communication platform and the HR-platform for shore and Compas for crew, video messages from our CEO, and if required internal physical meetings and/or teams calls.



HR accomplishments and KPIs

In 2023 the Human Resources department has invested a great deal of work in the following areas:

Shore

- Launching the enhanced Performance Management process by integrating the self-appraisal and training needs for employees
- Supporting the implementation of Lighthouse communication software by creating pages and providing material to feed the platform
- Together with the Business Process Management team, we conducted a workshop to identify areas of improvement in HR functions. Relevant targets will be set in 2024
- Participation in the successful restructuring of departments in ship management in Athens
- Successful recruitment and integration of new hires in the Group, bringing on board new talent and fresh ideas
- Successful management of Annual Internship program in Athens which has provided valuable learning opportunities for the interns, and strengthened the company's social responsibility.
- Various actions have been implemented in Antwerp for the electrification of the fleet, supporting the initiatives related to the environmental impact of the company
- Organised an off-site team building event for Athens and Singapore teams to foster powerful collaboration across teams, and boost employee morale
- Implementation of a referral policy for all offices to engage our own employees to suggest suitable candidates for our vacancies

Seafarers

The action points for seafarers can be found in the Crew management section on page 63.

Collaborations and contributions - Society

Charity policy

Euronav does not make any contributions to political parties of any affiliation. Euronav's focus is on charitable donations where the Company believes it can make a tangible improvement to parts of society that we are engaged with or are close to. This is a dynamic area and we are constantly assessing the efficacy and focus of our charitable efforts.

Overview

Euronav wants to positively impact the communities where we live and work. We do this by building relationships and inspiring philanthropy and goodwill both inside and outside the Company. We actively encourage our staff to engage in community initiatives and support employee involvement, be it volunteering, fundraising or donations through options such as fund-matching or sponsoring specific events. A few of the charities to which Euronav contributes financially, in line with its policy, are described below.

Sailor's Society

The Sailor's Society, a global charity, operates through a network of interdenominational Port Chaplains who provide support to all seafarers, regardless of their background, faith, or nationality.

The Port of Antwerp remains a bustling hub vital to European and global trade, welcoming approximately 17,000 vessels each year. Given the significant traffic through the port, there continues to be a pressing need for comprehensive welfare services to support the numerous seafarers passing through

Euronav has donated funds which will help the Sailors' Society work with the Antwerp port chaplain Marc Schippers. Marc visits vessels to offer his assistance to the crew onboard. He takes practical items such as phone cards to help seafarers to contact their families and international news printed from the internet to connect them with news from home. As well as practical assistance, Marc offers a listening ear to seafarers, providing emotional support when requested.

Using his Sailors' Society vehicle, the Antwerp Port Chaplain also offers seafarers free transport to wherever they need to go, such as the nearest phone and internet facilities, the shops or the doctors. This is a crucial service for visiting seafarers, as their time ashore is often limited to just a few hours.

Valero Benefit for Children

In 2023, the Valero Benefit for Children, in conjunction with the Valero Texas Open, raised over $23 million in net proceeds, marking a significant contribution to children's charities. This event, which has been a long standing tradition since 2002, is organised by the Valero Energy Corporation to support children's causes in communities where Valero operates. Over the past century, the Valero Texas Open has amassed over $232 million in net charitable contributions, reflecting its enduring commitment to making a positive impact on the lives of children in need. Euronav continues to prioritise its support for children's charities, directing its donation towards organisations serving communities in Quebec, where many of its vessels operate.

Whale protection

Whales are critical to a sustainable ocean and a liveable planet. They capture carbon dioxide in their bodies and fertilise the ocean with their nutrient rich excrement which is essentially a phytoplankton farm. Phytoplankton also need to absorb carbon dioxide in surface waters to grow, and already capture 40% to 60% of all carbon produced on our planet via photosynthesis (equivalent to 1.7 trillion trees). The more whales, the more phytoplankton, the more carbon dioxide can be absorbed. Each whale accounts for the sequestration of 315 MT of CO2 during their long lifetime.

Figure 30: Whale carbon and oxygen flux
Source: https://www.grida.no/resources/12674


Whale carbon and oxygen flux
Solar energy
Atmospheric carbon
Atmospheric oxygen
Whale Pump
All whales dive underwater to feed and return to the surface to breathe. At the surface, they release buoyant fecal plumes that are rich in nutrients that phytoplankton need to grow.
Breeding grounds
Feeding grounds
Great Whale Conveyor Belt
Many whales migrate from nutrient-rich feeding grounds to nutrient-poor breeding grounds. On the breeding grounds, whales release nitrogen-rich urea that can stimulate phytoplankton growth.
Biomass Carbon
All living things are made of carbon and thus serve as carbon reservoirs throughout their lifespans. The larger and more long-lived the animal, the more carbon is stored.
Nutrient Flux
Carbon Flux
Waste Products
Oxygen Flux
Deadfall Carbon
When large marine vertebrates die, their carcasses sink to the seafloor. There, the carbon inside their carcass can support deep-sea ecosystems and be incorporated into marine sediments.
Deep Ocean Floor

Euronav teamed up with the Great Whale Conservancy to investigate how to mitigate whales strikes across the globe. Under the Whales Guardian programme we: a) map the key whale habitats and identify areas for potential speed limits, b) provide instructions to our mariners to either temporarily reduce speed and/or deviate without jeopardising navigational safety and commercial purpose; these voluntary measures have immediate effect at the Canadian East Coast, the west coast waters at California (USA) and the Hellenic Trench, c) work with well-known industry peers to amplify impact, d)explore and cooperate with global and local stakeholders to secure safe and ecologically sustainable passages; our support is lobbying for reviewing big traffic separation schemes*[1] at Sri Lanka, British Channel, Malacca, etc.

[1]Traffic Separation Scheme: a routeing measure aimed at the separation of opposing streams of traffic by the establishment of traffic lanes where traffic lane is an area within defined limits in which one-way traffic is established.

1



Health

Our approach to health

Supporting the health of personnel both on board and ashore is a very important aspect of our Company Management system. Our working environment is continually monitored to ensure that we maintain healthy conditions. Our health standards and guidelines pay specific attention to important issues such as general living conditions, crew wellbeing, physical exercise, storage of food, and nutrition practices. Medical advice and assistance, for physical as well as mental health is available 24/7.

Shore

Euronav creates an environment that supports the physical health of employees by encouraging regular exercise and physical activity, promoting healthy eating habits, and minimising hazards in the workplace. We provide healthy meals in the office, while providing ergonomic workstations with adjustable desks and chairs that promote good posture, as well as offering ergonomic keyboards and mice, in our offices. In Antwerp, we have introduced the concept of treadmill desks in an effort to combat sedentary behaviour and give our employees the opportunity to train while they are working, while in Athens we offer on site fitness programs led by a certified instructor.

Seafarers

Euronav respects the rights and dignity of all seafarers and acknowledges that everyone who is involved in shipping has mental health and wellbeing needs. We take this into consideration in all aspects of shipping by establishing a set of procedures that ensure crew care and wellness. During the crew change crisis caused by the COVID-19 pandemic, external psychologists were consulted to give advice that would support the health and wellbeing of our crews.

The first part of the pre-joining process is the medical screening of crew based on several criteria which aims ensure proper health condition and fitness. Medical services monitor and take care of all crew medical requests and needs before joining, and while on board.

Quarterly campaigns to support crew mental health and wellbeing are released through the Company magazine Stay Safe. Crew Victualling, Slop Chest and Bonded store are under continuous monitoring with the support of high-quality catering providers who supervise proper and timely supplies delivery on board the vessels at all times, while providing guidance for menu planning and cooking recipes.

Onboard crew communications are supported by an additional free communications allowance to help crews keep in touch with their families and relatives on a daily basis.



The introduction of e-wallet solutions has given our crews fast access to funds while they are on board. Crew members now have full control of their money at any time through the mobile app, and access to major currencies through the multi-currency account with competitive FX rates. At the same time, the master is relieved from the risks and exposure associated with high cash balances on board vessels.

Our crew portal enables all crew onboard and ashore (when on leave) to check their full status for sea service, certification, planning, performance evaluation, training, Company events, travel arrangements, etc., in real-time.

Crew conferences are scheduled annually, giving senior officers and shore management the opportunity to interact, receive Company updates and discuss topics of mutual interest. Topic-specific video conferences are also scheduled to enable discussion, provide information or familiarise officers and crew with new concepts and projects.

One line video conference meetings are conducted frequently between shore team and vessel's management team to ensure safe working status and a positive climate on board.

ISM Compliance

Euronav has developed a Health, Safety, Quality and Environmental (HSQE) maritime management system. This integrates health, safety, environment and quality management into one seamless system that fully complies with the International Safety Management Code (ISM) for the Safe Operation of Ships and Pollution Prevention.

Euronav Ship Management is involved in the operation and management of vessels providing worldwide transportation of cargoes by sea. As such, it recognises the inherent impacts on people and the environment that can result from its activities. The Company therefore conducts its operations, both ashore and on board the vessels under its management, in a manner that protects health and promotes safety.

The Company holds health, hygiene and safety as the first priority in its operations, while it ensures that all employees execute their work under safe and hygienic conditions.

Euronav is therefore committed to taking all reasonable precautions and measures during the operation of managed vessels in order to ensure safety at sea, prevention of human injury or loss of life, and the avoidance of damage to property.

The Company aims to achieve health, hygiene and safety excellence through several objectives, which are set out at https://www.euronav.com/hsq/health-safety/health-hygiene-and-safety-policy/

Policies

Health hygiene and safety policy

The Company holds health, hygiene and safety as first priority in its operations, while its utmost concern is to always ensure that all employees execute their work under safe and hygienic conditions.

The Company is furthermore committed to take all reasonable precautions and measures, during the operation of managed vessels, in order to ensure safety at sea, prevention of human injury or loss of life and avoidance of damage to property.

For more information, please visit our website:https://www.euronav.com/hsq/health-safety/health-hygiene-and-safety-policy/

Alcohol and drug policy

Euronav is fully committed to maintaining a safe and healthy working environment by implementing a strict drug and alcohol policy. Any violation of that policy, including illegal possession, consumption, distribution or sale of drugs or alcohol by any shipboard and shore personnel, shall lead to instant dismissal and will expose the person to legal proceedings

Mental health

Mental health is a state of mental wellbeing that enables people to cope with the stresses of life, realise their potential, learn well and work well, and contribute to their community. It is an integral component of health and wellbeing that underpins our individual and collective abilities to make decisions, build relationships and shape the world we live in. Mental health is a basic human right and is crucial to personal, community and socio-economic development.

Euronav takes mental health very seriously for its sea and shore staff. A specific HSQ system is in place with the highest standards of safety in marine transportation and Mental Health is part of this system.

Relevant speeches during conferences are given to the staff for keeping people alerted for the psychological conditions. Relevant team building activities and company events are organised for the shore staff, contributing to the effort of relieving the daily work stress.

Physical health

Shore

Euronav on the move

Euronav on the move is an internal programme created to discourage sedentary behaviour. The aim is to encourage employees to incorporate sports into their workday and to participate in several sporting events, such as local running competitions.

Seafarers

Euronav acknowledges the importance of seafarers' physical health both on board and ashore and has set a number of standards to facilitate the to maintenance of a healthy lifestyle.

In house medical services are available 24/7 to provide guidance and advice to the entire fleet on any medical matter.

Contracts with flexible period of employment are available for both Senior and Junior officers to control mental and physical stress as well as to maintain optimum time balance between family and work.

Euronav implements sufficient crew complement above industry standards to respond to vessels' demanding operational environment. We provide a welfare budget per month per vessel and slop chest availability, embarkation of officers spouses, fast internet with free daily allowance, high level catering standards and cooks training and guidance on healthy cooking and hygiene standards. Furthermore, the company encourages each and every individual seafarer on board to take responsibility for and enhance their physical fitness by using the available gym room during free time. All vessels gym rooms are fully equipped with standard welfare items i.e. stationary bicycle, rowing machine, running path, table tennis, crunch trainer, weight bench, table football


DALMA

Safety

Safety is paramount at Euronav

Approach

Euronav is committed to operating in accordance with the highest standards of safety in the marine transportation industry and employs competent and experienced crew to ensure that its vessels are operated in a safe and environmentally sound manner. By promoting an active safety culture among its personnel, both ashore and aboard, Euronav is committed not only to provide quality services to their clients, but especially to ensure consistent protection of the environment and working conditions. Focusing on safety also means making sure the crew is qualified, regularly trained, informed of current issues and looked after, as far as their health and wellbeing is concerned.

Health, Safety, Quality and Environmental protection (HSQE) Management System

Euronav's HSQE management system aims to define the context for Safety, Occupational Health, Environmental and Operational excellence. The core value of this system is distilled in our general policy statement wherein excellence is defined as "No harm to person, or the ship and no damage to the environment or property, providing quality services to our clients".

The system has been designed under the highest of standards, within the framework of ISM (International Safety Management Code), MLC (Maritime Labour Convention), ISO 9001 (Quality Management Systems), ISO 14001 (Environmental Management Systems), ISO 45001 (Occupational Health & Safety Management Systems) and ISO 50001 (Energy Management Systems).

Ship and shore management are viewed as a single undivided organism which aims to achieve its mission through continuous improvement.

Our health standards and guidelines pay specific attention to important issues such as health and general living conditions, with regular monitoring of crew well-being, physical exercise, storage of food, and nutrition practices.

Preparing for emergencies

The main potential risk in transporting crude oil is the accidental release of cargo into the sea due to the breach of a vessel's containment as a result of grounding, collision etc. It is paramount in our organisation that we operate in a safe manner. Therefore a wide range of possible emergencies have been identified in the Health, Safety, Quality and Environmental protection (HSQE) Management System. To deal with these possible emergencies the following procedures have been put into place:

- Emergency and Contingency Manual (ECM) dealing with all possible emergencies in addition to oil pollution;
- Ship Oil Pollution Emergency Plan (SOPEP) dealing with oil pollution emergencies and the response thereto;
- ICP Integrated Contingency Plan (ICP) dealing with oil pollution emergencies and the response thereto in U.S. waters (as required by U.S. law – OPA 90);
- California Contingency Plan (CCP) dealing with oil pollution emergencies and the response in Californian waters;
- Panama Canal SOPEP dealing with oil pollution emergencies in Panama Canal;
- Monthly security drills on board dealing with possible security threats.

Euronav also organises a range of Table Top Exercises, taking place on a bi-monthly basis, with the participation of a vessel, shore staff, class societies, flag administrations, and any other third party member that may be deemed a necessary participant.

Incident Investigation

All incidents, accidents, and high-risk near misses are analysed. The level of investigation depends not only on the severity of the event but also on the potential severity of the event to Health, the Environment, our Reputation and the Asset.

Only key sea and shore staff that are fully trained for a marine incident investigation and root cause analysis are engaged in all levels of investigation.

Events, facts, data, interviews are analysed and through the well-structured Euronav' s Incident Root Cause Analysis Technique (EIRCAT) the immediate as well as the root causes are identified.

A set of appropriate actions are set, these are corrective but more significantly, are aimed at prevention of reoccurrence. All actions are shared and monitored throughout for effective and full implementation.



Blame-free reporting

"Blame-free" reporting provides us insights for optimising our processes and encourages us to speak openly about problems and mistakes. A Blame-free reporting framework is essential to Euronav. A strict whistleblower policy as well as comprehensive complaints process under MLC, provide the confidence that there will be no reprisals for reporting. As our actions and results do matter, we need constructive feedback which will be valuable for us to improve our system and assist us in doing things easier and make it harder for us to do things wrong.

Our company bases its philosophy of disciplinary process on a "Just Culture" and personal accountability, which is fundamental to our safety excellence. By establishing transparent expectations and clear lines of what is unacceptable; wilful misconduct and gross negligence can be isolated and further investigated with a learning mindset. All elements - whether it be a system or a human being that have an impact on unsafe behaviours, must be recognised and challenged.

No one will be blamed for an error that he/she made, especially if he/she:

i. acted prudently and to the best of his/her capabilities
ii. had prepared him/herself,
iii. asked for advice if he/she felt that the job was possibly beyond their level of expertise.

Raising Safety Standards

We believe that continual improvement is supported by our most valuable assets, our people. Our entire Safety Management System is open to proposals of changes from all our employees. Such proposals are reviewed and assessed by the appropriate experts and can subsequently transform our processes to achieve our goals, mission, and vision.

In addition, safety excellence is being delivered by these periodical checks

- Management Reviews / Group Management Reviews / Master's Reviews
- Internal / External Audits and Inspections
- Attention to Weak Signals Near Miss analysis
- Accident and Incident Investigations with correspondent lessons learned applied to the entire organisation.
- Vessel Safety Committee Meetings / Office Safety Committee Meetings
- Drills - Training – Seminars
- Risk Assessments
- Management of Change
- Concentrated Safety Campaigns
- Benchmarking on behavioural analysis with third-party experts.


D5YC6
MAXIMUM ANCHORING DEPTH
BALLAST: 95.4 M
LOADED: 105.4 M
ONAV

Participation, Consultation and Communication

A monthly Safety Meeting is held both onboard and ashore with the participation of all levels of employee. During these safety meetings there is an opportunity for every employee, to share opinions, concerns, proposals and experiences either directly or through elected representatives,

Common ship and shore safety meetings are taking place with the use of video calls for further bridging the gap between ships and shore.

Training

A comprehensive offering of more than 150 titles of Computer Based Training (CBT), combined with a detailed and tailor-made mandatory training matrix for in-house and third-party supported trainings ensures continuous learning, preparedness and development for our people. Furthermore, we are participating in the "Partners in Safety" training scheme which seeks to enhance crew members resilience, human performance and the sharing of information. Enhancement of our processes and procedures and focused training on the human element have been developed in this way.

Shipyard selection in terms of HSQE assessment

Euronav selects reputable shipyards when performing the vessels' regular repairs. The selection is based on the reliability, adherence to health, safety and environmental protection standards of the shipyard, as well of course, their competitiveness. Shipyards are evaluated regularly for being eligible for potential business.

Euronav fully supports the principles of the Hong Kong convention (IMO) as well as the EU regulation on ship recycling.

The Inventory of Hazardous Materials (IHM) as well as relevant class notations are significant elements of the recycling policy and are documents that follow the entire life of a vessel, beginning with its construction, and are updated on a regular basis during the life cycle of a vessel. All Euronav ships already have IHM and most relevant class notations.



Risk Management

A comprehensive risk management system is implemented allowing the equal participation of all stakeholders.

The principles of our risk management are based on the following main elements:

– Hazard identification

Aims to proactively determine all sources, situations or acts (or a combination of these), arising from Company's activities, both onboard and ashore, with a potential for harm in terms of:

– Injury/Health
– Environment
– Reputation/Publicity
– Asset

The organisation establishes specific hazard identification tools and techniques that are relevant to the scope of its HSQE Management System having established pre-identified hazards to be used which are split in the following main categories:

– Biological
– Chemicals
– Elec. Energy
– Gravity
– Human Factors
– Ignition Sources
– Motion
– Navigation
– Pressure
– Radiation
– Safety System Impairment
– Security
– Working Environment.
– Control, Measures Identification

The "Hierarchy of Hazard Controls" as shown in the below figure used as guidance to assist in identifying the most effective controls.

Figure 31: hierarchy of hazard controls


Elimination
Substitution
Engineering
Segregation
Admin
PPE
Increasing effectiveness and sustainability
Increasing participation and supervision needed

- Risk Evaluation: Through this process it is determined whether the assigned controls/barriers will sufficiently reduce the risk, the Residual Risk for each task (High, Medium or Low) shall be considered and recorded. The classification of the risk is as follows:
- High: Intolerable risk. Additional controls MUST be applied for reducing risk to tolerable levels and demonstrating to be ALARP (As Low As Reasonably Practicable).
- Medium: Tolerable risk, provided that the risk is demonstrated to be ALARP (As Low As Reasonably Practicable).
- Low: Broadly acceptable. Control measures to be maintained aiming to improvement

Communication channels

Safety campaign

Our ongoing safety campaign is focusing on the human element and the enhancement of our safety culture. We consistently strive to elevate its impact through the integration of innovative ideas and initiatives to address the following key topics:

- Creating a Collaborative Atmosphere:
  - Open communication and shared responsibility between ship and shore staff
  - Vessels scorecards
  - Active listening during audits and visits
  - Bi-monthly Group MRMs
  - Shore assignments
- Getting the Message Across:
  - Posts internal communication platform
  - Digital frames
  - Posters, Practical best practice videos
  - Revised Safety Handbook
  - Photography competition and best practices
- Leadership Engagement
  - Senior Management team onboard visits
  - Restructuring of HSQE & Technical Dept
  - Focused Group MRM
  - Senior Management video call meetings with vessels
  - Exploring safety culture concepts
- Optimisation of our processes and training framework
  - Concentrated training as per needs and trends
  - Reduction of mandatory CBTs (2/3)
  - Thorough assessment of Personal Protective Equipment (PPE).
  - Workshops focused on the human element
  - Briefing/debriefing tool
  - Human factor integrated into our processes and forms

In addition to the aforementioned, focused mini-campaigns are regularly being conducted to proactively address, prepare, and align our fleet with new industry standards.



Stay Safe Magazine


STAY SAFE
ABNORMAL WAVES:
LARGE, UNEXPECTED, DANGEROUS
Abnormal waves:

For the past four years, our in-house safety-oriented magazine, 'Stay Safe,' has been the cornerstone of our commitment to safety at Euronav. Designed around our specific needs, this magazine serves as a beacon, dedicated to informing, productively challenging, and cultivating a culture deeply rooted in safety.

Authored by both seafarers and shore employees, the articles within 'Stay Safe' foster a sense of community within the company. This platform not only promotes a shared and collaborative environment but also provides an avenue for our employees to share their experiences, expertise, knowledge, and further enriching our collective commitment to safety.

Approach to armed guards and piracy

The safety and security of the Euronav sea and shore staff is a primary concern for the Company. To that end, the Company's management team takes every necessary precaution to ensure our shore and onboard staff are protected and able to perform their duties safely and responsibly. The engagement of armed guards, which is a measure of last resort, is based on specific security risk assessment and often imposed by the charterers of our vessels. If and when we engage armed guards, we give very specific guidelines to protect all human lives (seafarers and pirates), whilst acting to prevent any attacks. Moreover, our management team maintains a robust collaborative framework, fostering open communication channels with key stakeholders such as the EMASOH IMC, MICA, and Intertanko.



Our safety performance

Table 7: Group safety data

Group Data	Unit	2021	2022	2023
Fatal incidents	No	2	0	0
Lost Time Injuries (LTI)	No	6	5	4
LTI Frequency rate		0.4	0.36	0.29
Total Recordable Cases (TRC)	No	14	9	5
TRC Frequency rate		0.92	0.66	0.36
Manhours	No	15,155,256	13,730,544	13,681,918

Figure 32: Manhours


Manhours
15,155,256
13,730,544
13,681,918
2021
2022
2023

Figure 33: Frequency Rate


Frequency Rate
2021
2022
2023
LTIF
TRCF

Seastaff: a person working on board a vessel being members of its crew including captains.

Fatal incident: a work-related incident with fatal outcome

Lost Time Injuries (LTI): These are work-related injuries which result in an individual being unable to carry out any of his duties or to return to work on a scheduled work shift on the day following the injury, including fatalities.

LTI Frequency (LTIF) rate: This is the number of Lost Time Injuries per million exposure (man-hours) hours.

Total Recordable Cases (TRC): This is the sum of LTI + less severe injuries which results in an individual being unable to perform a normally assigned work function during a scheduled work shift and thus being given a less than normal assigned work function on the day following the injury, and/ or require only minor medical attendance.

TRC Frequency (TRCF) rate: This is the number of Total Recordable Cases per million exposure (man-hours) hours.

Exposure hours (man-hours): Number of persons on board x days being on board x 24.


EURONAV

Security

Cybersecurity and data protection



Euronav is actively working towards establishing itself as a trustworthy resilient shipping organisation giving high priority to cybersecurity. Throughout the year, this heightened awareness within Euronav has been instrumental in identifying and addressing critical cybersecurity challenges both onshore and offshore.

The evolving threat landscape, the broadening attack surface, and the ongoing commitment to transparency necessitate active collaboration with our strategic partners. Together, we are dedicated to securing and fortifying a reliable information security data platform that prioritises data security. This commitment aligns seamlessly with our enhanced cybersecurity and data protection policy, inclusive of comprehensive mitigation measures and a meticulously formulated incident response plan. We conduct regular risk assessments for both Operational Technology (OT) and Information Technology (IT) systems, implementing corresponding mitigating actions.

Euronav places a strong emphasis on the continuous training of shore-based personnel, crew, and contractors in cybersecurity protocols. Regular updates ensure that our team remains well-versed in the latest developments. Additionally, cybersecurity awareness training sessions and exercises are conducted for both onshore and onboard personnel.

Our fleet endeavours to be at the forefront of adopting secure technologies. Collaborating closely with service and product vendors is pivotal in validating real-world, standards-based cybersecurity capabilities that effectively address business needs onboard. Our goal is to introduce advanced cybersecurity measures and secure infrastructure that not only inspire technological innovation but also foster the growth of our fleet.

We achieve this through:

Practical Cybersecurity:

- Implementation of standards-based, cost-effective, repeatable, and scalable cybersecurity solutions to secure data and digital infrastructure.

Supporting Effective Innovation:

- Establishing secure paths to facilitate the execution of the company's innovation projects.

Cyber Compliance:

- Employing methods and tools to ensure compliance with cybersecurity best practices and regulatory frameworks.

Vulnerability scans:

- To enhance our cybersecurity posture, we have also incorporated regular vulnerability scans into our cybersecurity strategy.
- These scans play a pivotal role in identifying and addressing potential weaknesses, contributing to the overall resilience of our systems and data protection measures.
- This proactive approach ensures that our cybersecurity initiatives remain adaptive and responsive to the evolving threat landscape.

Centralised Management and Monitoring:

- Implementing a Remote Management and Monitoring platform to gain a comprehensive overview of the fleet.
- Providing secure, monitored, and recorded remote access to vessel assets.

Advanced Antivirus and Endpoint Detection and Response (EDR):

- Deploying an EDR solution for continuous monitoring and response to advanced threats on endpoints.
- Establishing a centralised dashboard for fleet-wide visibility into endpoint security status and alerts.

Euronav remains steadfast in its commitment to fortifying its cybersecurity posture, embracing technological advancements, and fostering a secure environment for its maritime operations.


EURONAV
CAP FELIX
ANTWERPEN


EURONAV
EURONAV

Our governance

Approach

Code of Business Conduct and Ethics

Euronav has adopted and applies a Code of Business Conduct and Ethics. The purpose of the Code of Business Conduct and Ethics is to help all employees to enhance and protect the good reputation of Euronav. The Code of Business Conduct and Ethics articulates the policies and guidelines that highlight the values of Euronav, more particularly in its relation to customers, suppliers, shareholders and other stakeholders, as well as society in general.

The full text of the Code of Business Conduct and Ethics can be consulted on the Company's website www.euronav.com, under the section Corporate Governance.

The Code of Business Conduct and Ethics (the 'Code') has been adopted by the Supervisory Board (the 'Board') of Euronav NV (together with its subsidiaries, the 'Company') for all of the Company's employees, directors and officers ('Relevant Persons').

The guidelines for the conduct of individuals in the Code applies to relationships with colleagues, customers, suppliers and government agencies with equal importance. Euronav should present itself as a professional and responsible organisation and the Code sets out a set of basic principles to guide Relevant Persons regarding the minimum requirements expected of them.

Third party risk policy and anti-corruption policy

Euronav is committed to conducting all of its business operations around the world in an honest, fair, transparent and ethical manner. The Anti-Corruption Policy is applicable to employees and persons who act on behalf of Euronav. Euronav has also become a member of the Maritime Anti-Corruption Network (MACN).

In general, any third parties who intend to trade with Euronav are subject to detailed scrutiny by the Internal Control department. This also considers the appropriateness of the business relationship in view of the Company's Anti-Corruption Policy, in addition to the Third Party Risk Policy. Any concerns in relation to the Anti-Corruption Policy may be raised through the Company's Whistleblower Hotline Platform via https://www.speakupfeedback.eu/web/euronav.

Transparency and accountability

Capital markets are subject to existing structures and controls. These provide robust and sustainable frameworks to reassure investors that executive management teams and boards conduct themselves and execute strategy correctly, and in a measurable way. Several agencies play a role when a company is listed as a publicly traded company. Stock exchanges require high standards of accounting discipline and regulatory compliance. Investors will also demand a consistent application of best practice in terms of presentation and detail of financial performance.

We participate on an annual basis in a number of initiatives which help us maintain a continuous dialogue with several stakeholders. Some of these initiatives require us to fill detailed standardised questionnaires covering a range of topics, to respond to follow up questions and to carry out interviews with several of our people. As such, they ensure a broad exposure of our practices and help us benchmark and improve over time, by comparing us to other companies but also to these stakeholders' expectations, which tend to increase overtime. The annual results for each of these initiatives are discussed internally and is a useful starting point for remediation and action plans. Some other initiatives require us to adhere to a set of standards and norms, as well as to actively promote certain best practices internally.

The list of initiatives to which we participate is as follows, and most are discussed elsewhere in this report: Bloomberg, PP, GtZ, MACN, CDP

Our publicly released information is also reviewed on an annual basis by rating agencies, etc.

Euronav, along with other responsible tanker operators, has an obligation and duty to defend and promote our business model and wider corporate reputation. We believe that by signing up to initiatives such as the Poseidon Principles, the Global Maritime Forum and the Getting to Zero Coalition the Company is contributing actively and positively to improving shipping and crude tanker shipping's reputation by engaging with a diverse base of stakeholders.

Webber Research Ranking

Standards applied in other sectors in capital markets are not always observed or applied in shipping as they could, or in some cases should be. Webber Research organises a corporate governance scorecard for quoted shipping companies since 2016. The thinking behind the approach is that over time better returns are delivered by those companies with better corporate governance and increasingly with higher ESG credentials and disclosure.

Euronav has again been positioned in the top quartile in the Webber Research's ESG Scorecard for 2023.

The Webber Research 2023 ESG Scorecard Report is accessible via:
https://webberresearch.com/webber-research-2023-esg-scorecard1/

GUBERNA

As Euronav strongly believes in the merits of corporate governance principles and is keen on further developing its corporate governance structure, Euronav joined GUBERNA as institutional member at the end of 2006. GUBERNA (www.guberna.be) is a knowledge centre promoting corporate governance in all its forms and offers a platform for the exchange of experiences, knowledge and best practices.



Internal Control & Risk Management

Internal control can be defined as a system developed and implemented by management that contributes to the oversight of the Company's activities, its efficiency and use of resources, and carried out in a manner that is appropriate to the objectives, size and complexity of its activities.

Risk management can be defined as a structured, consistent and continuous process aimed at identifying, assessing, deciding on responses to, and reporting on the opportunities and threats that may affect the achievement of the Company's objectives.

A Risk Management Charter has been created and approved by the Supervisory Board in furtherance of the Company's commitment to building a strong risk management culture. Clear roles and responsibilities have been drafted as well as risk management procedures.

The risk register identifies an individual risk owner for each risk. Risk owners review and certify their risks on a quarterly basis. The results of this quarterly certification are being reported to the Audit and Risk Committee by the Chief Risk Officer who is responsible for the effective operation of the risk management framework.

Euronav has also developed a Health, Safety, Quality and Environmental (HSQE) Management System, which integrates HSQE management into a system that fully complies with the ISM Code titled Safe Operation of Ships and Pollution Prevention.

To support financial reporting, Euronav operates a system of internal control over financial reporting, including policies and procedures to accurately reflect the transactions and dispositions of assets of the Company. The goal is to provide reasonable assurance that transactions are recorded in accordance with generally accepted accounting principles and that unauthorised acquisition or use or disposition of the Company's assets are detected promptly. Compliance is monitored by means of annual assessments performed by the internal audit function. Their outcome is reported to the corporate finance function, which presents a consolidated report to the Audit and Risk Committee. For a discussion on our cybersecurity risk management and strategy and governance, please see Security section on page 85 onwards

More details on the exact role and responsibilities of the Audit and Risk Committee in relation to the internal control and risk management systems can be found in item 6, Directors, Senior Management and Employees – C. Board Practices.

Euronav has established an internal audit function for the purpose of reviewing and analysing strategic, operational, financial and IT risks, to conduct specific assignments in accordance with the annual internal audit plan and to conduct investigations as needed and to report and discuss the findings with the Audit and Risk Committee. The scope of the internal audit covers both operations and internal control over financial reporting. The Internal Audit Department is staffed with designated resources, including those of other departments, and external service providers for competencies that are not available within the Company. Part of the internal audit work on internal control over financial reporting is outsourced to a qualified service provider (EY). The Internal Audit Manager reports both to the CEO and the Audit and Risk Committee.

Euronav has appointed BDO as its external auditor to verify its financial results and compliance with Belgian legislation. The external auditor issues a report at least twice a year, which it presents to the Audit and Risk Committee. The Audit and Risk Committee has regular interactions with BDO, including closed sessions without management present. The external auditor is also invited to attend the AGM to present its report.


EURONAV

Hedging policy

Euronav may hedge part of its exposure to cover changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. The Group does not hold or trade derivatives for speculative purposes. Euronav uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, purchase of CAP options, sale of FLOOR options, currency swaps and other derivative instruments solely to manage its exposure to interest rates and foreign currency exchange rates and to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. For a more detailed position of Euronav's financial instruments, we refer to note 19 of the Financial Statements.

Risk factors

Summary

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

- The strength of world economies and currencies, including the central banks policies intended to combat overall inflation and rising interest and adverse fluctuations of foreign exchange rates.;
- General market conditions, including the market for crude oil and hydrogen and ammonia engine and fuel technology, and for our vessels, fluctuations in charter rates and vessel values;
- The state of the global financial markets which may adversely impact the availability to us of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs.
- Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
- The business divisions of CMB.TECH may not be successfully integrated into the Company's business, and the benefits of the Company's acquisition of CMB.TECH may not be realised;
- CMB.TECH's hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
- CMB.TECH may not complete as expected various hydrogen and ammonia projects upon which the Company's strategy is based around the world both at sea and ashore;
- Our ability to generate cash to meet our debt service and other obligations;



- Our levels of operating and maintenance costs, including fuel and bunker costs, dry-docking and insurance costs;
- Potential liability from pending or future litigations, including potential liability from future litigations related to claims raised by public-interest organisations or activism with regard to failure to adapt to or mitigate climate impact;
- Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives;
- Our dependence on key personnel and the availability of skilled workers, including seafarers and the related labour costs;
- Any failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time for reasons such as a cyber-attack which may disrupt our business operations, and our inability to secure cyber-insurance at reasonable costs;
- A pandemic (such as the coronavirus, COVID-19) and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
- General domestic and international geopolitical conditions including trade tensions between China and the United States, the numerous attacks on vessels in the Red Sea, trade wars and disagreements between oil producing countries, including illicit oil trades;
- Any shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas, hydrogen, ammonia or other fuels;
- Technology and product risk including those associated with energy transition and fleet/systems rejuvenation to alternative propulsion including technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
- International sanctions, embargoes, import and export restrictions, nationalisations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the recent conflicts between Russia and Ukraine, and Israel and Hamas;
- Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
- Potential disruption of shipping routes due to war including the developments in the Red Sea, accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine and Gaza regions, acts by terrorists or acts of piracy on ocean-going vessels;
- Vessel breakdowns and instances of off-hire;


S.W.L 0.3 T
EURONAV

- The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;
- Reputational risks, including related to public perceptions in regards to climate change;
- Compliance with governmental, tax (including carbon related), environmental and safety regulations and regimes and related costs;
- Potential liability from future litigations related to claims raised by public-interest organisations or activism with regard to failure to adapt to or mitigate climate impact;
- Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
- Any non-compliance with existing environmental regulations such as but not limited to (i) the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulphur that vessels may emit into the air as from January 1, 2020; (ii) the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which applies to us as of September 2019; (iii) the EC Fit-for-55 regulation and specifically with EU Emission Trading Schemes Maritime and FuelEU Maritime; (iv) the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
- Changes in laws, treaties or regulations, including but not limited to any new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
- Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other counties, including the United States;
- Treatment of the Company as a "passive foreign investment company" by U.S. tax authorities;
- The failure of counterparties to fully perform their contracts with us;
- Adequacy of our insurance coverage;
- Our ability to obtain indemnities from customers;
- The inability of our subsidiaries to declare or pay dividends, if any; and
- The losses from derivative instruments.



Risk Factors

Investing in our securities involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects, capacity to distribute dividends and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialise, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our securities could lose all or part of their investment. It is advised to carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks Relating to our Business

The tanker industry is cyclical and volatile, which may lead to reductions and volatility in charter rates, vessel values, earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity caused by changes in the supply and demand for oil and oil products. The carrying values of our vessels or our floating, storage and offloading (FSO) vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates, residual values and economic life of vessels. Many of these items have historically experienced volatility and both charter rates and vessel values tend to be cyclical. Declines in charter rates, vessel values and other market deterioration could cause us to incur impairment charges. In addition, if the book value of a vessel is impaired due to unfavourable market conditions, or if a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

In general, the factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably.



The main factors that influence demand for tanker capacity include:

- Supply of and demand for and seaborne transportation of oil and petroleum products;
- Changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;
- Increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;
- Regional availability of refining capacity and inventories compared to geographies of oil production regions;
- National policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
- Any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;
- Global and regional economic and political conditions and developments, armed conflicts including the conflict between Russia and Ukraine as well as the conflict between Israel and Hamas and thereof numerous vessel attacks and piracy in the Red Sea area, terrorist activities, trade wars, public health threats, tariffs embargoes, illicit trades of crude oil and strikes;
- Currency exchange rates, most importantly versus USD;
- Changing trade patterns and the distance over which the oil and the oil products are to be moved by sea;
- Changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea;
- Changes in governmental or maritime self-regulatory organisations' rules and regulations or actions taken by regulatory authorities;
- Environmental and other legal and regulatory developments;
- Developments in international trade, including those relating to the imposition of tariffs and the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas; and
- International sanctions, embargoes, import and export restrictions, nationalisations and wars.

The factors that influence the supply of tanker capacity include:

- The demand for alternative energy resources;
- The number of newbuilding orders and deliveries, including slippage in deliveries, as may be impacted by the availability of financing for shipping activity;
- The degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;
- Oil product imbalances (affecting the level of trading activity) and developments in international trade;
- The number of conversions of tankers to other uses;
- Business disruptions, including supply chain issues, due to natural or other disasters, or otherwise;
- The number of vessels that are out of service, laid up, dry-docked or used as storage units or blocked in port or canal congestions; and
- Environmental concerns and uncertainty around new regulations in relation to amongst others new technologies which may delay the ordering of new vessels.


CAP CORPUS CHRISTI
ORIENTAL

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Furthermore, the conflict in Ukraine combined with inflationary pressures and/or supply chain disruptions across most major economies have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted fuel prices. Additional disruptions to shipping routes have been experienced as a result of attacks on commercial vessels in the Red Sea. Since 2022, various jurisdictions have imposed additional sanctions against Russia, including directly targeting the maritime transport of goods originating from Russia, such as of oil products. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken.

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. Sustained periods of high oil prices on the other hand may be destructive for demand. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution (see also "Peak Oil" below).

A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2023, Valero Energy Corporation, or Valero, accounted for 6.48% of our total revenues in our tankers segment. In addition, our only FSO customer for both of our FSO's as of December 31, 2023, was North Oil Company which accounted for 5% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

- The vessel suffers a total loss or is damaged beyond repair;
- We default on our obligations under the charter, including prolonged periods of vessel off-hire;
- War, sanctions, or hostilities significantly disrupt the free trade of the vessel;
- The vessel is requisitioned by any governmental authority; or
- A prolonged force majeure event occurs, such as war, piracy, terrorism, global pandemic or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced or suspended (as applicable) if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period. In addition, our FSO service contracts have day rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to compensate us for certain cost increases, including wages, insurance and maintenance

costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favourable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

We are dependent on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any.

As of December 31, 2023, 35 of our vessels were employed in the spot market, of these, 29 of our vessels were employed in the Tankers International (TI) Pool, of which we were a founding member in 2000. Nine of our vessels were employed on long-term charters, of which the average remaining duration is 3.1 years, including 5 with profit sharing components.

We will be exposed to prevailing charter rates in the crude tanker sectors when these vessels' existing charters expire, and to the extent that the counterparties to our fixed-rate charter contracts fail to honour their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends, if any, in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realising the benefits from such increases.

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interest of the Company. The diversion of management's attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realise any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

Potential organisational changes may impact us, potentially resulting in loss of business and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labour costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favourable terms, or at all, in order to fund our operations. Increased inflation, including rising prices for items, such as fuel, parts and components, freight, packaging, supplies, labour and energy increases the Company's operating costs. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs onto its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

In 2023, the tanker market was strongly impacted by geopolitical events. United States and EU/G7 sanctions against Russian oil products officially took effect on February 25, 2023, which reinforced the trade on tonne mile recalibration that had already begun in 2022 in anticipation of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks in the region and against vessels forced several vessels to reroute away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

Geopolitical factors and restrictions on Panama Canal transits similarly resulted in longer sailing patterns. The consequent trade recalibration towards longer haul trade led to a change in tanker freight rates towards higher average levels and increased rate volatility.



Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (ESG) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment, health and safety, diversity, labour conditions and human rights in recent years, and have placed increasing importance on the implications and social costs of their investments.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. In addition, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure. However, on March 18, 2024, the Fifth Circuit Court of Appeals issued an administrative stay of the SEC's recent climate disclosure rule.

Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.

The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritise sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to implement, monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we aim at establishing and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonisation. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or

subject to misinterpretation given the long timelines involved and the lack of an established standardised approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Finally, organisations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavourable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

As of December 31, 2023 and December 31, 2022, our total indebtedness was $930.7 million and $ 1,696.3 million, and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries' bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates.

Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that our debt, totally or partially, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Our agreements governing our indebtedness also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio, which means that the facility size of the vessel loans can be reduced if the value of the collateralised vessels falls under a certain percentage of the outstanding amount under that loan, as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, maintain:

- An amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year, that, on a consolidated basis, exceeds our current liabilities;
- An aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
- An aggregate cash balance of at least $30.0 million; and
- A ratio of stockholders' equity to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

- Effect changes in management of our vessels;
- Transfer or sell or otherwise dispose of all or a substantial portion of our assets;
- Declare and pay dividends, if any, if there is or will be, as a result of any dividend, an event of default or breach of a loan covenant; and
- Incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures.

As of December 31, 2023, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

We depend on our executive officers and employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.

We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. We may experience departures of senior executive officers and other key employees, and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.

Rising fuel prices may adversely affect our profits.

Since we primarily employ our vessels in the spot market, we expect that fuel will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict between Russia and Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.

Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel has become much more expensive as a result of regulations mandating a reduction in sulphur emissions to 0.5% as of January 2020, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

2023 saw a moderation of bunker prices in the market. The implementation of the price cap on Russian oil flows saw that markets adjusted. Russian oil exports were primarily HSFO and thus caused the spread between HSFO and VLSFO to contract during the summer of 2023 as demand into the middle east utility sector took most of the Russian price capped HSFO out of the market causing the HI 0.5 spread to drop from 286 USD/MT to 47,75 USD/MT. The Average Hi 0.5 price in Singapore for 2023 was 151.37, which is where the market priced during December. Fuel oil prices for HSFO in the Singapore market averaged $464.60 USD/MT for 2023 while VLSFO prices averaged $615.98 with a price range of $718 to $537 USD/MT. Further Geopolitical risk to fuel oil supply came in the shape of attacks on merchant shipping conducted by the Houthi's in response to the Israel Hamas war. These attacks have caused a further upheaval in arbitrage flows which in turn has caused increased lead time in supply into Singapore for VLSFO flows, prompting prices to remain supported, and has stranded HSFO barrels East of the Suez as refinery production from the Persian Gulf refiners cannot safely transit the straits of Bab el Mandeb.

With the exception of 4 VLCC vessels and 5 Suezmax vessels, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations and continue to work closely with suppliers and producers of both scrubbers and alternative mechanisms. We currently procure physical low sulphur fuel oil directly on the wholesale market with a view to secure availability of qualitative compliant fuel and to capture volatility in prices between high sulphur and low sulphur fuel oil. The procurement of large quantities of low sulphur fuel oil implies a commodity price risk because of fluctuations in price between the time of purchase and consumption. Whilst we may implement financial strategies with a view to limiting this risk, we cannot give assurance that such strategies will be successful in which case we could sustain significant losses which could have a material impact on our business, financial condition, results of operation and cash flow. The storage of and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or the vessels and their machinery.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels, we experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to EUR 20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks in connection with the ongoing conflict between Russia and Ukraine and between Israel and Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such threat and any potential impact at this time.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

In the highly competitive international market, we may not be able to compete effectively for charters.

Our vessels are employed in a highly competitive market that is capital intensive. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition, sophistication and the acceptability of the vessel operator to the charterer. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. We believe that because ownership of the world tanker fleet is highly fragmented, however, no single vessel owner is able to influence charter rates.



We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long-term contracts such as the FSO vessels operating offshore Qatar, credit facilities, insurance agreements, voyage and time charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks.

Euronav has established a detailed counterparty risk policy to set forth processes for avoiding, monitoring, mitigating and effectively managing the risk of default through a credit limit system that restricts the exposure Euronav may have on any single counterparty, as well as other mitigating measures. Counterparty limits are monitored periodically and are calculated taking into account a range of factors that govern the approval of all counterparties, including an assessment of the counterparty's financial soundness and financial ratings (if any), reputation, compliance and regulatory/legal risk based on current and prospective risk to earnings or assets arising from violations by the counterparty of, or nonconformance with, international sanction lists (such as OFAC, UK Sanctions and Anti-Money Laundering Act, EU Sanction List), laws, rules, regulations, prescribed practices, internal policies and procedures, or ethical standards.

Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil and other petroleum products, work stoppages or other labour disturbances, including as a result of the outbreak of COVID-19 and various expenses. Should a counterparty fail to honour its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends, if any, to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, and economic growth is expected to slow, including due to supply-chain disruption, the surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the worlds in the near term, including in China especially in view of rising indebtedness and decreasing real estate values. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our ordinary shares.



Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavourable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Further, in 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, to which we are a participant, the availability and cost of bank financing for such vessels may be adversely affected.

Further, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of certain regional banks in the United States. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition. In addition, if a bank, or the public, believes that a bank is not stable, the bank may institute procedures or rules to limit withdrawals and access to funds, which, if implemented, would have a material adverse effect on our business and financial condition.

If economic conditions throughout the world decline, this will impede our results of operations, financial condition and cash flows.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine and the war between Israel and Hamas. We face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including acts of war, including those between Russia and Ukraine and between Israel and Hamas, trade tensions, such as those between the United States and China, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve loading or discharging operations in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, especially in view of rising indebtedness and decreasing real estate, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects.

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January of 2020 that

de-escalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2023, however, is estimated to be around 5.2%, down from the growth rate of 8.1% for the year ended December 31, 2021. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative and development of shale oil on their own territory, which could impact the need for oil transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.

In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China's economic and industrial structure as it relies heavily on non-renewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of non-renewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

The Chinese government may adopt policies that favour domestic oil tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

A shift in consumer demand from oil towards other energy sources may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry and our lack of diversification will potentially affect the demand for our vessels. We rely almost exclusively on the cash flows generated from charters for our vessels that operate in the tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.

A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas, renewable energy, hydrogen or ammonia will potentially affect the demand for our tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

"Peak oil" is the year when the maximum rate of extraction of oil is reached. The International Energy Agency, or the IEA, recently announced a forecast of "peak oil" during the late 2020s. OPEC maintains that demand for "peak oil" will not be reached until at least 2040, despite transition toward other energy sources. Irrespective of "peak oil", the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable, which appears to be accelerating as a result of shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and refined products worldwide.

The IEA noted in its Global Electric Vehicles, or EV, Outlook 2023 that a total of 14% of all new cars sold were electric in 2022, up from around 9% in 2021 and less than 5% in 2020. Electric car sales in 2023 were 14.1 million, up 34% from 2022. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 35% in 2030, up from less than 25% in the previous outlook. The

IEA has stated that, based on existing policies, oil demand from road transport is projected to peak around 2025 in the STEPS, with the amount of oil displaced by electric vehicles exceeding five million barrels per day in 2030. A growth in EVs or a slowdown in imports or exports of crude oil products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Changes to trade patterns for oil and oil products may have a material adverse effect on our business.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbours, utilise related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built, since our vessels were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new tankers carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels including with respect to propulsion technology could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows financial condition and ability to pay dividends, if any.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2023, we currently have five vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labour, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labour disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realising potential revenues from such vessels, we could also lose all or a portion of our investment, including any instalment payments made, and we could be liable for penalties and damages under such contracts as well as suffer reputational damage. Approved TC contracts could also be jeopardised and cause penalties by late delivery.

In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other applicable governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.

Although no vessels owned or operated by us have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, U.K. or other applicable governmental authorities (Sanctioned Jurisdictions) in violation of sanctions or embargo laws during 2023, and we endeavour to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our knowledge and consent. Our Charterers and other counterparties could also be involved in sanctioned trade without their knowledge and consent, this could have an effect on us being in the line of parties. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

The laws and regulations of these different jurisdictions vary in their application, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU both have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the European Union, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.

As a result of Russia's actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

Since February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine region, which may adversely impact our business, given Russia's role as a major global exporter of crude oil and natural gas. Both the EU as well as the United States have implemented sanction programs, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on new investments in Russia, among other restrictions. Furthermore, the EU and the United States have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we have been or will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, or under circumstances where our vessels may have carried cargo from or taken cargo aboard for storage, or called on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. Sanction regulations can change quickly and we could be involved in sanctioned trade because of third parties over which we have no control. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. This could further impact our loan agreements and other transactions with various banks.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company's ability to charter its vessels and the charter rates payable under any such charters. In addition, Euronav operates in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflicts between Russia and the Ukraine. This could lead to certain areas or routes not being available for shipping and therefore creating additional costs for alternative itineraries. In the Red Sea for example in connection with the recent Houthis attacks in the Suez Canal in connection with the recent conflicts between Israel and Hamas. Various shipping companies have indicated that their vessels would avoid the Red Sea while the conflict is ongoing, which is commonly used to access the Suez Canal, and for the time being divert vessels around southern Africa's Cape of Good Hope, which adds substantial time and cost to East-West voyages.

Recent developments in the Ukraine region and continuing conflicts in the Middle East may lead to additional armed conflicts around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Or could lead to cancellations of insurances for certain areas. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

These factors could also increase the costs to the Company of conducting its business, particularly crew, insurance and security costs, and prevent or restrict the Company from obtaining insurance coverage, all of which have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.

Volatility of interest rate benchmarks under our financial agreements could affect our profitability, earnings and cash flow.

In order to manage our exposure to interest rate fluctuations under the Secured Overnight Financing Rate (SOFR) or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

In June 2023, the publication of USD LIBOR, the interest rate at which banks lent US dollars to each other, ceased. It has already been a few years that the relevant authorities had been warning of the need to abandon the LIBOR in favour of SOFR. SOFR is a much more resilient rate than LIBOR was because of how it is produced and the depth and liquidity of the markets that underlie it. As an overnight secured rate, SOFR better reflects the way financial institutions fund themselves today. Currently all bank loans in Euronav are based on the SOFR reference rate.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would

increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

Dependence on third party service providers.

The Company currently outsources to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, the Company has entered into ship management agreements that assign technical and crew management responsibilities to a third-party technical manager for 8.3% of the Company's fleet and the Company has transferred commercial management of part of its fleet to the Tankers International Pool or TI Pool.

In such outsourcing arrangements, the Company has transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

- Comply with their respective contractual commitments and obligations owed to the Company, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of the Company's vessels;
- Comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
- Respond to changes in customer demands for the Company's vessels;
- Obtain supplies and materials necessary for the operation and maintenance of the Company's vessels;
- Recruit crew members with training, licenses and experience appropriate for the Company's vessels; and
- Mitigate the impact of labour shortages and/or disruptions relating to crews on the Company's vessels.

The failure of third-party service providers to meet such commitments could lead to legal liability for or other damages to the Company. The third-party service providers the Company has selected may not provide a standard of service comparable to that which the Company would provide for such vessels if the Company directly provided such services. The Company relies on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws may subject the Company to liability or damage its reputation even if the Company did not engage in the conduct itself. Furthermore, damage to any such third party's reputation, relationships or business may reflect on the Company directly or indirectly and could have a material adverse effect on the Company's reputation and business.

The third-party managers have the right to terminate their agreements. If the third-party manager exercises that right, the Company will be required either to enter into substitute agreements with other third parties or to assume those management duties. The Company may not succeed in negotiating and entering into such agreements with other third parties and, even if it does so, the terms and conditions of such agreements may be less favourable to the Company. Furthermore, if the Company is required to dedicate internal resources to managing its fleet (including, but not limited to, hiring additional qualified personnel or diverting existing resources), that could result in increased costs and reduced efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, could disrupt the Company's business and have a material adverse effect on the Company's business, results of operations and financial condition.

Attracting and retaining motivated, well-qualified seagoing personnel is a top priority. In addition to our shore-based personnel, we employ officers and crew members on our owned fleet. In crewing our vessels, we employ certain employees with specialised training who can perform physically demanding work. If our crew are unable to adequately perform, it may negatively impact our business, financial condition or results of operations. This could harm our reputation as a safe and reliable vessel owner and operator.


EURONAV

Risks Relating to Legal and Regulatory Matters

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations and financial condition.

We operate worldwide, where appropriate, through agents or other intermediaries. Compliance with complex local, foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labour relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. federal laws such as the FCPA and other U.S. federal laws and regulations established by the U.S. Department of the Treasury's Office of Foreign Assets Control or other agencies, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agents or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

Our operations are also subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matter. Environmental laws often impose strict liability for remediation of spills and releases of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 63 countries have ratified or approved accession of the Hong Kong Convention, and the requirement of 40% of world merchant shipping by gross tonnage has now been satisfied. The Convention will become into force on June 26, 2025 due to the 24 months waiting period.

On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European List.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List. As of December 31, 2023, all our EU-flagged vessels met this weight specification. The European List presently includes nine facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilise only European List shipyards may negatively impact revenue from the residual values of our vessels.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed (keel-laid) on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or (VIDA), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (EPA) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard, or USCG, and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalises the rule (possibly by Autumn 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial additional costs which may adversely affect our profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ and ‘brown’ economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO's Marine Environment Protection Committee (MEPC) announced

its decision concerning the implementation of regulations mandating a reduction in sulphur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the EU Emission Trading Scheme (EU ETS) as of 2023 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the outset. Big offshore vessels of 5,000 gross tonnage and above will be included in the Monitoring, Reporting and Verification (MRV) of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Additionally, on July 25, 2023, the European Council of the European Union adopted the Maritime Fuel Regulation under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas emissions from covered vessels are reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% from January 1, 2050). Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

The EU ETS will be applied for maritime shipping from 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

While an EU ETS could accelerate building more efficient ships, any regional system comes with significant administrative burden and a risk of market distortion. To drive the market towards more energy efficient ships, it is crucial that the EU polluter pays principle is applied. In terms of shipping chartering agreements, the 'polluter' might be considered as the body responsible for the decision of speed. The level of speed is dictating the fuel consumption during voyage and impact of greenhouse gas (GHG) emissions. Therefore, we believe that compliance accountability should lie to the entities that decide on the operational speed of the vessel.

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardise the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Green Taxonomy. The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation is applicable as of 01/01/2022, to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU, NFRD) is an amendment to the Accounting Directive (Directive 2013/34/EU). Under the NFRD, large listed companies, banks and insurance companies ('public interest entities') with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed Corporate Sustainability Reporting Directive, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date. Euronav employs approximately 3,200 people, on shore and on board, whilst the majority of them are seafarers. Seafarers are not classified as FTEs as they are associated with external agents. Euronav had 208 FTEs on our payroll registered. Given that condition the Company does not qualify for mandatory reporting of EU Taxonomy eligibility and alignment. This is going to be waived once Euronav is subject to CSRD and European Sustainability Reporting Standards where the Company will be required to report its Taxonomy eligibility and alignment as part of CSRD reporting requirements. The outcome of such provision might result in either an increase in the cost of capital and/or gradually reduced access to financing.

Since January 1, 2020, ships must either remove sulphur from emissions or buy fuel with low sulphur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024. This will require new clauses in the Charterparties which forms a burden on the administrative side and needs to legally protect Owners in case Charterers do not comply with requirements. This could lead to adverse effects on our operations, our legal and financial situation. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

MPEC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

In March 2022, the SEC announced proposed rules with respect to climate-related disclosures, which would apply to foreign private issuers listed on US national securities exchanges, such as us. In March 2024, the SEC adopted its final rule, which require standardised qualitative and quantitative disclosure about climate-related risks, expenditures and greenhouse gas emissions, among a long list of other items, by public companies and in public offerings. The final rules will become effective 60 days after publication in the Federal Register, and compliance will be phased in over time for all companies with the compliance date dependent upon the status of the registrant as a Large Accelerated Filer ("LAF"), an Accelerated Filer ("AF"), a Non-accelerated Filer ("NAF"), Smaller Reporting Company (" SRC"), or Emerging Growth Company ("EGC"). Compliance with such reporting requirements or any similar requirements may impose substantial obligations and costs on us. If we are unable to accurately measure and disclose required climate-related data in a timely manner, we could be subject to penalties in certain jurisdictions.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our own operations or that of suppliers and service providers in our value chain, including with respect to infrastructures on which we rely to be able to conduct our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.


EURONAV

Risk Factors Relating to Tax Matters

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a Passive Foreign Investment Company, or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of "passive income."

There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterisation of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterises time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the ordinary shares.

We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.

Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax imposed by Section 887 of the Code on a gross basis without allowance for deductions, unless that corporation qualifies for exemption from taxation under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

We and our subsidiaries continue to take the position that we qualify for either this statutory tax exemption or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (5% Shareholders) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code or exemption under an income tax treaty for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States

federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We may also be subject to tax in other jurisdictions, which could reduce our earnings.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to any dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Treaty. The U.S.-Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

Shortly after its incorporation in 2003, Euronav applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on October 23, 2003 for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies until the end of 2023. The application for prolongation of this Tonnage Tax Regime as from 2024 was timely filed before the end of 2023 and is currently pending for approval. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.

Euronav is also operating vessels under Belgian, French, Greek, Marshall Island and Liberian Flag for which the Company is paying the required tonnage tax in these particular jurisdictions.

There is, however, no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed such as, but not limited to, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the Company in a weaker competitive position compared to its non-EU peer companies.

Changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.

Foreign countries may impose new tax laws which can impact the shipping industry. It is also possible that already existing foreign tax law is not known by us and can have a material effect on our financial position. We can not be sure that we are always aware of all tax law in each country our vessels trade to or all countries we are involved with due to our global trade. The lack of this information may lead to heavy tax claims from foreign countries directed to us as a Shipowner. This could affect us financially for the past, current and future trade of our vessels.

The Nigerian Federal Inland Revenue Service (FIRS) has commenced a tax compliance exercise for the period of 2010-2019 towards non-resident companies trading in Nigeria. The Federal Government of Nigeria granted a 3-month window from 19 June 2023 for international shipping companies operating in Nigeria to regularise their tax status in Nigeria and another window from 19 September 2023 to 31 December 2023 for affected companies to pay all their

outstanding taxes to the Federal Government of Nigeria. An extension was provided till March 2024 with a degree on the waiver for penalties and interests claimed. Despite the Double Tax Treaty between Belgium and Nigeria, the Nigerian government has shown to be difficult in cooperating on the subject. If the legal tax issues are not handled with proper care, this could result in a adverse effect on our financial situation, our trade and operations going forward.

Other foreign tax regulations which are not or not well known by us can affect our business in an adverse way even for events taking place in the past. This could be for taxes due because of our global trade, the flag of our vessels, the places where or offices are located, places where our vessels are moored or because of some underlying contracts we might have (e.g. Charterparty, insurance, etc.). The impact of these tax laws could have an adverse effect on our legal and financial position and influence our trade and operations going forward.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today's tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development's, or OECD, two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalisation of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have an adverse impact on our results of operations and financial results.


ΚΑΠ ΒΙΚΤΩΡ
ΠΕΙΡΑΙΑΣ
EURONAV

[redacted]

From time to time our Supervisory Board may authorise a share buyback within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorised, decisions to repurchase our common stock will be at the discretion of our Management Board, based upon a review of relevant considerations.

In accordance with the authorization granted by a general meeting of shareholders held on June 23, 2021, we have the option but not the obligation until July 2026 of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company. During 2023 we did not buy back shares.

On 31 December, 2023, we owned 17,790,716 of our own shares (8.086% of the total outstanding shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorisation. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board's determination to repurchase ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorisation at any time.

Although we have a dividend policy that includes a fixed component, we cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends", "intermediary dividends" or "repayment of capital").

Our previous dividend policy is as follows: we intend to pay a minimum fixed dividend of at least $0.12 in total per share per year provided the Company has in the view of the Supervisory Board, sufficient balance sheet strength and liquidity combined with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, the resulting excess income will be considered for allocation to either additional cash dividends, share buy-backs, accelerated amortisation of debt or the acquisition of vessels that the Supervisory Board considers at that time to be accretive to shareholders' value.

Additional guidance to the above stated policy as applied to our final results for the year ended on December 31, 2019 and to our quarterly results as from 2020 onwards, was provided by our Supervisory Board by way of a press release dated January 9, 2020, as follows:

- Each quarter the Company will target to return 80% of net income (including the fixed element of $0.03 per quarter) to shareholders.
- This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders.
- The Company retains the right to return more than 80% should the circumstances allow it.



As part of its distribution policy, the Company will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments. As part of its distribution policy the Company will not include non-cash items affecting the results such as deferred tax assets or deferred tax liabilities.

Our Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until 2014.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be a default or a breach of a loan covenant as a result of the dividend. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full).

Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares.

We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organised may impose restrictions on the payment or source of dividends under certain circumstances.

The Supervisory Board decided to amend the dividend policy to a full discretionary dividend policy at the end of 2023.


EURONAV
CAP THEODORA

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.

As of December 31, 2023, our issued (and fully paid up) share capital was $239,147,506.82 which was represented by 220,024,713 shares. As of December 31, 2023, we had:

- 202,233,997 ordinary shares outstanding, and
- 17,790,716 treasury shares.

By decision at our Shareholders' Special Meeting held on June 23, 2021, our Supervisory Board has been authorised to acquire a maximum of 10% of the existing shares or profit shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Shares bought back by us, can be cancelled or can be held as treasury shares, at the option of the Company.

Under Belgian corporate laws, the voting rights related to treasury shares are suspended and treasury shares give no entitlement to dividend. We may at any time transfer all or part of our treasury shares to a third party, at which time the corresponding voting rights will cease to be suspended and the shares will again give their holder entitlement to dividend. Our shareholders may incur dilution from any such future transfer.

Additionally, by decision of our shareholders' meeting held on February 20, 2020, our Supervisory Board has been authorized to increase our share capital in one or several times by a total maximum amount of $25,000,000 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) or $120,000,000 (without the possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board.

Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.

We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

We are a Belgian company and our corporate affairs are governed by Belgian corporate law. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, the dividend payment dates and the rights of shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States.

For example, there are no statutory dissenters' rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company's behalf, are more limited than in the United States.


FSO AFRICA
MAJURO

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

- The effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
- The judgment did not violate the rights of the defendant;
- The judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
- The judgment is not subject to further recourse under U.S. law;
- The judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
- A claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
- The Belgian courts did not have exclusive jurisdiction to rule on the matter;
- The U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
- The judgment submitted to the Belgian court is authentic.

Any shareholder acquiring 30% or more of our issued ordinary shares are required to make a mandatory unconditional public takeover bid.

According to the Belgian law, any shareholder who acquires 30% or more of our issued shares is required to make a mandatory unconditional public takeover bid in the remaining shares in Euronav that it and its affiliates do not already own. The purpose in making the offer for the remaining shares in Euronav is to comply with its obligations under Article 5 of the Takeover Law and Article 50 of the Takeover Decree. Any shareholder who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations.


DALMA


EURONAV

Corporate Governance Statement

Introduction

Reference Code

During 2020, Euronav adopted the Belgian Code on Corporate Governance of 2020 as its reference code within the meaning of Article 3:6(2)(4) of the Belgian Code on Companies and Associations (the 'BCCA') and updated its Corporate Governance Charter accordingly. The full text of the Corporate Governance Charter can be consulted on the Company's website, www.euronav.com, under the Corporate Governance section.

New York Stock Exchange Listing

Following the dual listing of the Company's shares on the New York Stock Exchange on 23 January 2015, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers became applicable to the Company. The Company therefore registered as a reporting company under the US Securities and Exchange Act of 1934, as amended. As a further result of this listing, the Company is subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance applicable to reporting companies that are foreign private issuers and are subject to suspended reporting obligations (SEC).

Corporate Governance

As of 20 February 2020 Euronav adopted a two-tier governance model including a Supervisory Board and a Management Board as set out in article 7:104 and following of the BCCA, which entered into force on 1 May 2019.



Capital, shares and shareholders

Capital and shares

On 31 December 2023 the registered share capital of Euronav amounted to USD 239,147,505.82 and was represented by 220,024,713 shares without par value.

The shares are in registered or dematerialised form and may be traded on the New York Stock Exchange or Euronext Brussels, depending on which component of the share register they are registered in. Shares may be transferred from one component to the other after completion of a procedure for repositioning.

Senior unsecured bonds

On 2 September 2021 the Company announced that Euronav Luxembourg S.A. had successfully placed USD 200 million senior unsecured bonds, which are guaranteed by Euronav NV. The bonds are listed on the Oslo Stock Exchange. In conjunction with the bond issue, Euronav Luxembourg S.A. has bought back USD 131.8 million of the outstanding bond EULU01 (ISIN: NO0010793888) with maturity date in May 2022.

Treasury shares

On 31 December 2023 Euronav held 17,790,716 of its own shares.

Shareholders and shareholders' structure

On 31 December 2023, and taking into account the transparency declarations available on that date, the shareholders' structure was as shown in the table.

Table 8: Shareholder structure on 31 December 2023

Shareholder	Shares	Percentage of total # shares	Percentage of total # of voting shares
Euronav (treasury shares)	17,790,716	8 %	— %
Total	**17,790,716**	**8 %**	**— %**

Shareholder	Shares	Percentage	
Saverco NV	24.400	— %	— %
CMB NV	107,905,344	49 %	53 %
Total	**107,929,744**	**49 %**	**53 %**

Shareholder	Shares	Percentage	
Other	94,304,253	42.86 %	46.54 %
Total	**94,304,253**	**42.86 %**	46.54 %


EURONAV

Table 9: Shareholder structure on 31 March 2024

Shareholder	Shares	Percentage of total # shares	Percentage of total # of voting shares
Euronav (treasury shares)	25,131,181	11 %	— %
Total	**25,131,181**	11 %	**— %**

Shareholder	Shares	Percentage	
Saverco NV	24.400	— %	— %
CMB NV	177,147,299	81 %	91 %
Total	**177,147,299**	**81 %**	91 %

Shareholder	Shares	Percentage	
Other	17,721,833	8.05 %	9.09 %
Total	**17,721,833**	8.05 %	9.09 %



Supervisory Board

Name	Type of mandate	First appointed	End term of office
Marc Saverys	Non-Independent Member - Chair (as from November 2023)	March 2023	AGM 2026
Patrick De Brabandere*	Non-Independent Member	March 2023	AGM 2026
Julie De Nul	Independent Member	May 2023	AGM 2025
Patrick Molis	Independent Member	November 2023	AGM 2026
Catharina Scheers	Independent member	November 2023	AGM 2026
Bjarte Bøe	Non-Independent Member	November 2023	AGM 2026
Grace Reksten Skaugen	Chair (as from AGM 2022 until November 2023) - Independent Member	2016	November 2023
Anne-Hélène Monsellato	Independent Member	2015	March 2023
Anita Odedra	Independent Member	2019	May 2023
Carl Trowell	Independent Member	2019	May 2023
Steven Smith	Independent Member	2022	March 2023
John Fredriksen	Non-Independent Member	March 2023	November 2023
Cato H. Stonex	Non-Independent Member	March 2023	November 2023

**Patrick De Brabandere - (as of 1 January 2024 as Permanent representative of Debemar BV)*

Hereunder follows a list of biographies of the members of the Supervisory Board in the composition on 31 December 2023.



Marc Saverys - Non-Independent Member - Chair

Marc Saverys serves on the Supervisory Board since the SGM of 23 March 2023 as a non-independent member.

Marc Saverys holds a degree in law from the University of Ghent. In 1975 he joined Bocimar's chartering department, the dry bulk division of the CMB Group. In 1985 he left Bocimar and became Managing Director of Exmar, which at that time became a diversified shipowning company, where he was in charge of the drybulk division. He became a director of CMB Group in 1991 and was Managing Director of CMB Group from April 1992 until September 2014 when he was appointed as chairman. During the period from 2003 to July 2014, he served as the Chairman of the Board of Euronav, and served as a Vice-Chairman of the Board of Euronav from July 2014 until December 2015.



Patrick De Brabandere -Non- Independent Member

Patrick De Brabandere serves on the Supervisory Board since the SGM of 23 March 2023 as a non-independent member. He is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee.

Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial

demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV and he also sits on the board of CMB.TECH NV since April 2021.



Julie De Nul - Independent Member

Julie De Nul serves on the Supervisory Board since the AGM of 17 May 2023 as an independent member. She is Chair of the Sustainability Committee and a member of the Remuneration Committee and of the Corporate Governance & Nomination Committee.

Mrs. Julie De Nul is CEO of Jan De Nul Dredging NV since 2020 and has been a member of the board of directors of Jan De Nul NV since 2010. Prior to that, she was Legal Counsel at Jan De Nul Group Belgium from 2007 to 2010. She is currently also a member of the board of directors of VCB (the Flemish Construction Confederation), VOKA (the Flanders' Chamber of Commerce and Industry) and Museum Dr. Guislain Ghent. She holds a Master's degree in law from the University of Ghent.



Patrick Molis - Independent Member

Mr. Patrick Molis graduated from the Institut d'Etudes Politiques de Paris and holds a Master's degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes after joining the National School of Administration. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995- 1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998) and director of Sabena Technics. He has previously served as member of the board of directors of Euronav Luxembourg (1995-2001), Euronav (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008- 2022) and of the Conseil d'orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit.



Catharina Scheers - Independent Member

Mrs. Catharina Scheers holds a Master's degree in Communication and Media from KU Leuven and a Bachelor's degree in Political and Social Science from the University of Antwerp. She started her career with Fast Lines in 1993. She is the owner and managing director of Fast Lines Belgium and has been appointed Chair of the company since 2003. She is currently also a member of the board of directors of ASF (Antwerp Shipping Federation), a member of the board of BRABO and a member of WISTA (Women's International Shipping and Trading Association). In 2021, Mrs. Catharina Scheers received the ESPA "Maritime Figure of the Year" award.



Bjarte Bøe - Non-Independent Member

Mr. Bjarte Bøe graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He also sat on the board of CMB.TECH from April 2021 until February 2022. He is a serving board member of Eika Group (a Norwegian savings bank group) since April 2023



Composition

As of November 2023, the Supervisory Board currently consists of six members. Three are Independent Members under the Belgian Corporate Governance rule, Rule 10A-3 promulgated under the US Securities Exchange Act of 1934, and the rules of the NYSE. The articles of association provide that the members of the Supervisory Board can be appointed for a period not exceeding four years per mandate but are eligible for re-election. The Company's articles of association do not set an age limit for the members of the Supervisory Board.

Gender diversity

In accordance with the Corporate Governance Code, the Supervisory Board must be composed in a manner compliant with the principles of gender diversity, as well as of diversity in general. The Supervisory Board of Euronav currently consists of four men and two women with varying yet complementary expertise. The Supervisory Board has been made aware of the law of 28 July 2011 on gender diversity and the recommendations issued by the Corporate Governance and Nomination Committee following the enacting of the law with regard to the representation of women on Supervisory Boards of listed companies.

As of 21 November 2023, the Management Board consists of five men: they are all based in Belgium. They all hold academic degrees in various disciplines such as law and finance. Their ages vary between 40 and 63, and they all started in their current Euronav roles in November 2023.

Functioning of the Supervisory Board

In 2023 the Supervisory Board formally met twenty-seven times for a Board meeting. The attendance rate of the members was the following:

Name	Type of mandate	Meetings attended
Anne-Hélène Monsellato	Independent Member	9 out of 9 (end of mandate March 2023)
Grace Reksten Skaugen	Independent Member	21 out of 22 (end of mandate November 2023)
Anita Odedra	Independent Member	13 out of 13 (end of mandate May 2023)
Carl Trowell	Independent Member	13 out of 13 (end of mandate May 2023)
Steven Smith	Independent Member	9 out of 9 (end of mandate March 2023)
Marc Saverys	Non-Independent Member - Chairman	17 out of 18 (start mandate March 2023)
Patrick De Brabandere	Non-Independent Member	18 out of 18 (start mandate March 2023)
John Fredriksen	Non-Independent Member	1 out of 13 (start mandate March 2023 and end mandate November 2023)
Cato H. Stonex	Non-Independent Member	11 out of 13 (start mandate March 2023 and end mandate November 2023)
Julie De Nul	Independent Member	11 out of 14 (start mandate May 2023)
Patrick Molis	Independent Member	4 out of 4 (start mandate November 2023)
Catharina Scheers	Independent Member	4 out of 4 (start mandate November 2023)
Bjarte Bøe	Non-Independent Member	4 out of 4 (start mandate November 2023)
Ole Henrik Bjorge	Independent Member	9 out of 9 (start mandate May 2023 until end mandate November 2023)

Besides formal meetings, the Board members of Euronav are regularly in contact with each other, by conference call or via e-mail.

Working procedures

On 20 February 2020 the extraordinary shareholders meeting implemented the BCCA and adopted new articles of association including a two-tier governance model. The powers and responsibilities of the Supervisory Board are those outlined in article 7:109 of the BCCA and section III.1 of the Corporate Governance Charter. All decisions of the Supervisory Board are taken in accordance with article 19 of the articles of association. A copy of the articles of association and the new Corporate Governance Charter can be consulted at https://www. euronav.com/investors/corporate-governance.

The Supervisory Board is the ultimate supervisory body of the Company. It is responsible for the general policy and strategy of the Company and has the power to perform all acts that are exclusively reserved to it by the Code of Companies and Associations. The Supervisory Board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations. It supervises the Management Board.

The Supervisory Board pursues the success of the Company in terms of shareholder value while giving consideration to the corporate, social, economic and environmental responsibility, gender diversity and diversity in general. In doing so, members of the Supervisory Board shall act honestly and in good faith with a view to the best interests of the Company.

Activity report 2023

In 2023 Euronav's Supervisory Board deliberated on a variety of topics, including but not limited to:

- Mid- and long-term strategic perspectives for the Company;
- Fuel procurement and inventory strategy;
- Capital allocation strategy and implementation, including quarterly return to shareholders by way of dividend and/or share buybacks;
- Sustainability matters, including developments regarding alternative fuels, propulsion methods and ESG related regulatory developments;
- The previously envisaged combination with Frontline Plc and termination of the combination agreement (including the arbitration file on the matter);
- The proposals made by one of the Company's shareholders CMB;
- The envisaged acquisition of CMB.TECH NV;
- The impact of Russia's invasion of Ukraine on the crude oil - and transport markets;
- Fleet management strategy and implementation, including sales and purchases of vessels;
- Overseeing the sale of several Suezmaxes and VLCCs and the purchase of several eco-type VLCC's and Suezmax newbuilds;
- (Re-)financing of existing as well as newly acquired vessels;
- The global refinancing of all outstanding loans;
- Corporate governance matters;
- The company culture and its values;
- Risk management, including third party risk management policy and processes;
- Health, Safety, Quality and Environment (HSQE) matters.

Procedure for conflicts of interest and related party transactions

The procedure for conflicts of interest within the Supervisory Board is set out in the BCCA and in the Company's Corporate Governance Charter. In the course of 2023, no decision taken by the Supervisory Board required the application of the conflict of interest procedure as set out in provision 7:115 of the BCCA.

The procedure for related parties transactions within the Supervisory Board is set out in the BCCA. In the course of 2023, three decisions taken by the Supervisory Board required the application of the conflict of interest procedure as set out in provision 7:116 of the BCCA.

One of the decisions that required this procedure was the acquisition of CMB.TECH. CMB, the controlling shareholder of the Company and counterparty to the Transaction, is a related party within the meaning of IAS 24. The Transaction was therefore subject to the procedure laid out in Article 7:116 BCAC. In accordance with this procedure, the Committee has assessed the Transaction and delivered its advice in accordance with Article 7:116 BCAC. Accordingly, the Supervisory Board determined that the procedure laid out in Article 7:116 BCAC has been complied with in full.

The annual report contains a summary of all announcements during the financial year, which can be found on p 35-38 More detailed information can be found on our website: https://www.euronav.com/investors/company-news-reports/press-releases/2023/

Supervisory Board Committees

Audit and Risk Committee

Composition

In accordance with Article 7:119 of the BCCA and provision 4.3 of the Belgian Corporate Governance Code 2020, the Audit and Risk Committee must count at least three Supervisory Board Members, of which at least one is an Independent Member. On 31 December 2023 the Audit and Risk Committee of Euronav counts three Supervisory Board members, of which two are Independent Members.

As of 31 December 2023, the composition of the Audit and Risk Committee was as follows:

Name	End term of office	Independent Member
Patrick de Brabandere[1]	2026	
Catharina Scheers	2026	x
Patrick Molis	2026	x

1 Expert in accounting, internal control over financial reporting, and audit related matters (see biography) in accordance with Article 3:6 paragraph 1, °9 of the Belgian Companies and Associations Code

Powers

The Audit and Risk Committee handles a wide range of financial reporting, controlling and risk management matters and is responsible for the appointment, the compensation and the oversight of the independent auditor. Its main responsibilities and functions are described in the Corporate Governance Charter. The Audit and Risk Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and powers of the Committee comply with applicable laws and regulations.

Activity report 2023

Name	Type of mandate	Meetings attended
Anne-Hélène Monsellato	Independent Member	2 out of 2 (end of mandate March 2023)
Anita Odedra	Independent Member	2 out of 2 (end of mandate May 2023)
Steven Smith	Independent Member	1 out of 1 (end of mandate March 2023)
Grace Reksten Skaugen	Independent Member	5 out of 5 (start mandate March 2023 and end mandate November 2023)
Ole Henrik Bjorge	Independent Member	4 out of 4 (start mandate May 2023 and end mandate November 2023)
Patrick de Brabandere (Chair)	Chair & non-independent member	7 out of 7 (start mandate March 2023)
Catharina Scheers	Independent Member	2 out of 2 (start mandate November 2023)
Patrick Molis	Independent Member	2 out of 2 (start mandate November 2023)

During these meetings, the key elements discussed within the Audit and Risk Committee included financial statements, impairment methodology, assumptions (including residual values used for vessels) and depreciations, fuel inventory valuation, external and internal audit reports, quality and performance of the external audit process, external audit approach and independence and external auditor renewal, the internal audit function, old and new financing and related covenants, LIBOR transition, ESEF implementation, accounting policies, matters related to section 302 and 404 of the Sarbanes-Oxley Act and the effectiveness of the internal control over financial reporting, third party risk management policy and procedures, the Belgian annual report, the annual report on Form 20-F,

certain company policies, significant transactions or important claims, organisation and staffing of the finance teams, GDPR implementation and monitoring, cybersecurity, tax matters, risk management process and framework and the risk register, and whistleblowing.

Remuneration Committee

Composition

As of 31 December 2023, the Remuneration Committee of Euronav counted three Supervisory Board members, two of which are Independent Members. In this respect, Euronav is in compliance with Article 7:120 of the BCCA and Article 4.3 of the Belgian Corporate Governance Code 2020, pursuant to which a Remuneration Committee should comprise at least three members, a majority being Independent Members.

As of 31 December 2023, the Remuneration Committee was composed as follows:

Name	End term of office	Independent members
Julie De Nul	2025	x
Patrick De Brabandere	2026	
Catharina Scheers	2026	x

Powers

The Remuneration Committee has various advisory responsibilities related to the remuneration policy of members of the Supervisory Board, members of the Management Board and employees in general. The Corporate Governance Charter contains a detailed list of the powers and responsibilities of the Remuneration Committee.

The Remuneration Committee makes recommendations to the Supervisory Board related to the remuneration of the Supervisory Board members and Management Board members, including variable remuneration, incentives, bonuses etc. in line with suitable industry benchmarks.

The Remuneration Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and the powers of the Committee comply with applicable laws and regulations.

Activity report 2023

In 2023 the Remuneration Committee met six times. The attendance rate of the members was as listed hereafter:

Name	Type of mandate	Meetings attended
Grace Reksten Skaugen	Independent member	4 out of 4 (end of mandate November 2023)
Carl Trowell	Independent member	1 out of 1 (end of mandate May 2023)
Steven Smith	Independent member	1 out of 1 (end of mandate March 2023)
Ole Henrik Bjorge	Independent member	3 out of 3 (end of mandate November 2023)
Cato H. Stonex	Non-independent member	2 out of 3 (start of mandate March 2023 and end of mandate November 2023)
Julie De Nul	Chair & Independent member	5 out of 5 (start of mandate May 2023)
Patrick De Brabandere	Non-independent member	5 out of 5 (start of mandate March 2023)
Catharina Scheers	Independent member	2 out of 2 (start of mandate November 2023)

During these meetings the key elements discussed within the Remuneration Committee included the remuneration report in the annual report, the remuneration of the Supervisory Board Members and members of the Management Board, the set-up of a long-term incentive plan, the KPIs for the members of the Management Board and the annual bonus for the members of the Management Board and employees.

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Powers

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Sustainability Committee

Composition

As of 31 December 2023, the Sustainability Committee of Euronav counted five members: two Supervisory Board members, one is Independent, and three members of the Management Board. The composition of the Committee is determined taking into account members' expertise given other Committee memberships. The Chair of the Audit and Risk Committee, as well as the remaining members of the Management Board attended the meetings of the Sustainability Committee as well as observers.

As of 31 December 2023, the Sustainability Committee is composed as follows:

Name	End term of office	Independent Member
Catharina Scheers	2026	x
Bjarte Bøe	2026	
Alexander Saverys	n/a	n/a
Ludovic Saverys	n/a	n/a
Benoit Timmermans	n/a	n/a


SWL 100t
SWL 90t

Powers

The Committee is an advisory body to the Supervisory Board. The main role of the Committee consists of assisting and advising the Supervisory Board to monitor the performance, as well as to determine the key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect, the Committee oversees the Company's conduct and performance on sustainability matters as well as its reporting thereon. The Committee informs the Supervisory Board and makes recommendations to the Supervisory Board when it deems appropriate on any area within its remit where action or improvement is needed. Additionally, the Sustainability Committee monitors the effectiveness of the organisation to meet stated goals and targets in relation to sustainability matters.

Activity report 2023

In 2023, the Sustainability Committee met four times. The attendance rate of the members was as follows:

Name	Type of mandate	Meetings attended
Anita Odedra	Supervisory Board Member	1 out of 1 (end of mandate May 2023)
Grace Reksten Skaugen	Supervisory Board Member	3 out of 3 (end of mandate November 2023)
Hugo De Stoop (Chairman)	Management Board Member	1 out of 1 (end of mandate May 2023)
Egied Verbeeck	Management Board member	1 out of 1 (end of mandate May 2023)
Brian Gallagher	Management Board member	3 out of 3 (end of mandate November 2023)
Alex Staring	Management Board member	2 out of 2 (start of mandate May 2023 and end of mandate November 2023)
Michail Malliaros	Management Board member	2 out of 2 (start of mandate May 2023 and end of mandate November 2023)
Catharina Scheers	Chairwoman & Independent Member	1 out of 1 (start of mandate November 2023)
Bjarte Bøe	Non-Independent Member	1 out of 1 (start of mandate November 2023)
Alexander Saverys	CEO	1 out of 1 (start of mandate November 2023)
Ludovic Saverys	CFO	1 out of 1 (start of mandate November 2023)
Benoit Timmermans	CSO	1 out of 1(start of mandate November 2023)

During the meetings, the Committee took stock of existing ESG initiatives within Euronav and discussed the Sustainability Chapter in the Annual report 2022 and the ESG focus for 2023, monitored ESG developments at the level of the IMO and the European Union, oversaw the CDP scoring obtained by Euronav during 2023 and discussed ESG and climate change risks as well as technical developments with regard to decarbonisation and alternative fuels and methods of propulsion.

Evaluation of the Supervisory Board and its Committees

The main features of the process for the evaluation of the Supervisory Board, its Committees and the Individual Members are described in Euronav's Corporate Governance Charter.

In 2023 an internal Supervisory Board assessment was conducted. Given the multiple changes in the Supervisory board composition, the assessment took place during a closed Board meeting and was overall satisfactory.

Management Board

Composition

During 2021, and in application of Article 7:104 of the BCCA, the operational management of the Company was entrusted to the Management Board, chaired by the CEO. The members of the Management Board are appointed by the Supervisory Board upon recommendation of the Corporate Governance and Nomination Committee and in consultation with the CEO, taking into account the need for a balanced Management Board.

As of 31 December 2023, the Management Board was composed as follows:

Name	Title
Alexander Saverys[1]	Chief Executive Officer
Ludovic Saverys[2]	Chief Financial Officer
Michael Saverys[3]	Chief Chartering Officer
Maxime Van Eecke[4]	Chief Commercial Officer
Benoit Timmermans[5]	Chief Strategy Officer

1. Alexander Saverys - Permanent representative of Hof Ter Polder BV
2. Ludovic Saverys - Permanent representative of Succavest NV
3. Michaël Saverys - Permanent representative of Gemadi BV
4. Maxime Van Eecke - Permanent representative of MAVECOM CommV
5. Benoit Timmermans - (as of 1 January 2024 as Permanent representative of Blacksquare BV)

Powers

The Management Board has the power to carry out all acts necessary or useful to the realisation of the Company's objectives, with the exception of those reserved by law to the Supervisory Board or the general shareholders' meeting. Accordingly, the Management Board is exclusively empowered for the operational functioning of the Company and has all residual powers. The powers of the Management Board are outlined in article 7:110 of the BCCA.

Procedure for conflicts of interest

The procedure for conflicts of interest within the Management Board is set out in article 7:117, §1 of the BCCA and in the Company's Corporate Governance Charter. In the course of 2023, no decision taken by the Management Board required the application of the conflict of interest procedure.


NO SMOKING
PROTECT THE ENVIRONMENT

Remuneration report

The remuneration report describes the remuneration of the Euronav Management Board members and how executive compensation levels are set. The Remuneration Committee (hereinafter “RemCo”) oversees the executive compensation policies and plans.

Euronav remuneration policy

Objectives

The purpose of the Euronav remuneration policy (hereinafter referred to as ‘the Policy’) is to define, implement and monitor an overall group remuneration philosophy and framework, in line with group and local regulatory requirements. More specifically, the Policy is intended to:

- Reward fairly and competitively, ensuring the organisation’s ability to attract, motivate and retain highly skilled talent in an international marketplace by providing them with a balanced and competitive remuneration package;
- Promote accountability through the achievement of demanding performance targets and long-term sustainable growth, coherent with Euronav’s values, identity and culture;
- Differentiate reward by performance and recognise sustained (over)achievement of performance against pre-agreed, objective goals at the corporate, operating, company and individual level;
- Pursue long-term value creation and alignment with the strategy, purpose and core values of Euronav, taking into consideration the interests of all stakeholders;
- Align remuneration practices while respecting local (country) market practice and regulation;
- Follow sound principles of corporate governance, of responsible business conduct and comply with all legal requirements;
- Observe principles of balanced remuneration practice that contribute to sound risk management and avoid risk-taking that exceeds the risk tolerance limits of Euronav.

Legal framework

The Policy is drafted in compliance with the requirements for listed companies such as:

- The Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement (so-called Shareholders’ Rights Directive II, or Say on pay Directive);
- The Belgian Companies and Associations Code (the Act of 23 March 2019 introducing the Companies and Associations Code);
- The Belgian Corporate Governance Code of 2020 (within the meaning of Article 3:6(2) of the Companies and Associations Code by the Royal Decree of 12 May 2019).



Scope

This Policy is established, implemented, and maintained in line with the Euronav business and risk management strategy, with the company objectives and the long-term interests and performance of Euronav. It aims to encourage responsible business conduct, fair treatment, and to avoid conflict of interest in the relationships with internal and external stakeholders.

This Policy consists of an overall framework applicable to all staff members of Euronav NV (further referred to as Euronav) and its subsidiaries. It contains specific arrangements for the Members of the Supervisory Board and the Members of the Management Board.

Governance

General

The general principles set out in this Policy are drawn up by the Supervisory Board, which assumes the ultimate responsibility for this Policy and shall ensure that it is applied properly.

The Supervisory Board submits this Policy to the General Shareholders' meeting to enable the Shareholders to vote on it for approval. Euronav shall take the necessary steps to address concerns in case of non-approval, and consider adapting it.

The remuneration policy shall be submitted to a vote by the General Meeting at every material change, and in any case at least every four years.

The Policy is reviewed annually to ensure that the internal control systems and mechanisms and other arrangements are effective and that its principles are appropriate and consistent with the objectives defined in article 1 of this Policy.

This assessment will be carried out, under the supervision of the Supervisory Board, upon recommendation of the Remuneration Committee and Human Resources.

At the advice of the Remuneration Committee the Supervisory Board may deviate from any items of this policy under exceptional circumstances, to protect the long-term interests and sustainability of the company as a whole, or to guarantee its viability, on the understanding that any such deviation shall be temporary and shall only last until a new remuneration policy has been established. Any deviation from this policy will be reported in the remuneration report.

Bodies and functions implied regarding the remuneration

The following bodies or functions are involved in the definition, implementation and monitoring:

(a) The Supervisory Board

The Supervisory Board determines the general principles of the remuneration policy and the specific principles, upon recommendation of the Remuneration Committee and Human Resources. It decides on the remuneration of the members of the Management Board based on input and recommendations provided by the Remuneration Committee.

(b) The Remuneration Committee (RemCo)

The RemCo advises the Supervisory Board on the development, the implementation and the continuous assessment of the remuneration policy to be in alignment with the objectives defined in Article 1 of this Policy.

It advises in all matters relating to the remuneration of the Supervisory Board members, the Management Board members and other identified staff, ensuring that all legal and regulatory disclosure requirements are fulfilled. To safeguard coherence throughout the group, the RemCo makes recommendations to the Supervisory Board on the implementation of the group's remuneration principles.

The RemCo makes recommendations to the Supervisory Board on the annual objectives and subsequent evaluation of the performance of the CEO and of the other Management Board members (based on an evaluation of the performance of each member submitted by the CEO).

(c) The Management Board

The implementation of this Policy is ensured by the Management Board, with assistance of the Remuneration Committee and Human Resources.

(d) Human Resources

The Chief People Officer

- Ensures the monitoring of the implementation and review of this Policy and induces action whenever appropriate;
- Monitors market practice and regulation and proposes required changes to this Policy to the RemCo for approval by the Supervisory Board accordingly;
- Consults with the local HR Manager to ensure and facilitate the implementation of this Policy at the level of the local entities.

The local HR Manager

- Ensures the execution and implementation of this Policy;
- Establishes a compliant local remuneration policy;
- Consults first with the Chief People Officer on any fundamental change in the local remuneration policy due to local regulations.

General principles of the Euronav remuneration policy

General Principles

This Policy will be applied fairly, ensuring that equal opportunities are given to all employees regardless of age, gender, race, beliefs, (dis)ability or any other difference.

Euronav has a Performance Management system which provides for:

- The setting of annual business targets;
- The setting of annual individual targets agreed upon between the individual and her/his line manager;
- An annual appraisal of job fulfilment, targets and values.

Severance payments are based on contractual terms and conditions and cannot reward failure.

Any substantive structural changes of the remuneration structure shall be subject to a formal assessment by the Chief People Officer, prior to being presented to the Management Board, RemCo or Supervisory Board.

Euronav Remuneration Structure

Remuneration shall include an adequate fixed (base salary + benefits) component and a Short-Term Incentive (STI).

The fixed component of the remuneration has to represent a sufficiently high proportion of the total remuneration to avoid the staff member being overly dependent on the variable components and to allow the company to operate a fully flexible STI policy, including the possibility of paying no variable component.

a. Fixed remuneration

Fixed remuneration consists of a base compensation and fringe benefits and is set on an individual basis with regards to the market salary of the position, the relevant professional experience and organisational responsibility, as set out in the job description.

The determination and evolution of the base remuneration is based on an objective categorising of the function according to a validated framework of an external provider, defined at country level in accordance with local market practice.

The target salary will be positioned on the median of the chosen and predefined market benchmark. Exceptions to the median positioning can be made for specific functions or in specific market conditions (e.g. shortage of profiles, retention of key members).

Fringe benefits include health insurance plans, death and disability coverage and other benefits. These benefits are developed according to local regulation and local market practice.

b. Variable remuneration

Variable remuneration consists of a one-year variable remuneration, or a Short-Term Incentive (STI).

The STI is based on the achievement of relevant, predefined and clearly defined SMART Key Performance Indicators (KPI's) fixed on different business levels, observing the following principles:

- -The choice of the KPI's and the determination of the targets has to be in line with the overall business strategy, values and long-term interests of Euronav;
- -The calculated variable income is based on the individual performance compared with up-front set objectives and the business performance;
- -The assessment of the achievement of the business and individual targets should be clear, transparent and fair, and contribute to the overall achievement of the strategic and sustainability ambitions of the company.

The grant of an STI, even during a certain period or multiple periods, consecutive or not, does not create any acquired rights to an equivalent amount of STI for the future.

Variable remuneration is based on the beneficiary's actual working hours. Hence, if the employee has been absent from work or worked part-time during the relevant performance year, the variable remuneration will be adapted accordingly (pro-rata).

The variable remuneration can be partly deferred.

As a general principle, the variable remuneration is only due and paid if the beneficiary is still actively in service of the Company on the payment date and has not resigned or been fired. In case of termination prior to the end of the performance year, the variable remuneration is forfeited.

The remuneration of the Board members

Members of the Supervisory Board

The amount and structure of the remuneration of Supervisory Board members is submitted to approval at the General Meeting of Shareholders by the Supervisory Board, based on recommendations of the RemCo and taking into account the Members' general and specific responsibilities and per general market principle.

Supervisory Board members receive a fixed fee and an attendance fee per Board and Committee meeting attended. The table below gives an overview of the fixed fees and attendance fees applicable.

	Fixed fee		Attendance fee		
	Chair	Member	Chair	Member	Cap
Supervisory Board	€ 160,000	€ 60,000	€ 10,000	€ 10,000	maximum of € 40,000 per year
Audit and Risk Committee	€ 40,000	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Remuneration Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Corporate Governance and Nomination Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Sustainability Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year

Supervisory Board members do not receive performance related remuneration, such as bonuses or remuneration related shares or share options, nor fringe benefits or pension plan benefits.

Members of the Management Board

The remuneration of the Management Board members is subject to the principles laid down in this Policy, following the same framework as the wider employee's population with specific stipulations for the following parts:

Fixed remuneration

- Management Board members working under a consultancy agreement do not participate in Euronav's collective pension scheme, nor are they entitled to customary fringe benefits as this has been taken into account and integrated in the fixed salary;
- The size of the total remuneration is reviewed every three years, based on an objective predefined market benchmark done by an external provider. After reference to the detailed benchmark data, the remuneration awarded is then based on the experience of the post holders, required competencies and responsibilities of the position;
- No fixed annual remuneration or attendance fees of any kind are due to Management Board members for attending Board or Committee meetings.

Variable remuneration

Variable remuneration consists of a Short-Term Incentive Plan (STIP) and a Long-Term Incentive Plan (LTIP).

As a general principle, variable remuneration will only be due and paid if the Management Board member is still actively in service of the Company on the payment date and has not resigned.

In relation to variable remuneration for all members of the Management Board, the Company has the right to claim the variable remuneration back in case of incorrect financial statements or fraud, as provided under civil and Company law provisions.

Please note that the compensation structure for the newly appointed management board members (since November 2023) exclusively comprises a fixed remuneration package, devoid of any variable components. This compensation structure will be reviewed in 2024 to ensure its continued relevance and effectiveness.

The Short-Term Incentive Plan (STIP)

The objective of the STIP is to ensure that the members of the Management Board prioritise defined short-term operational objectives leading to long-term value creation. The short-term incentive consists of a (potential) cash bonus payment and is determined by the actual performance in relation to pre-set targets.

The financial criteria for the STIP include financial targets for:

- Company profits, representing 40% of the STIP;
- Opex and Overhead performance, corresponding to 30% of the STIP.

The performance between pre-defined thresholds will be measured and awarded on the basis of a linear scale.
The non-financial criteria on which each Management Board member is evaluated includes:

- The achievement of the 6 predefined HSQE KPIs, worth 15% of the STIP;
- The achievement of individual objectives, representing 15% of the STIP.

The system of measurement depends on the KPI and is either binary or on target deviation.

If the 4 targets are reached, this will potentially result in a bonus payment ranging from 30% to 100% of the base salary.

At year-end all members of the Management Board need to present a self-assessment of their performance. This self-assessment will be reviewed by and discussed with the CEO. The results of this self-assessment are submitted to the RemCo for recommendations to the Supervisory Board, as part of the bonus consideration.

The Supervisory Board retains discretion over and above the set criteria to adjust upwards or downwards the STIP award, if the calculated STIP does not adequately reflect the Company's results or the individual performance. The discretionary add-on that may be exercised is capped to never exceed 100% of the gross annual earnings of the Management Board member. Consequently, the total STIP awarded can never exceed 200% of the gross annual earnings of the Management Board member.

The Long-Term Incentive Plan (LTIP)

The LTIP is designed to drive long-term performance by realising the Company's long-term operational objectives, to support retention, to further strengthen the alignment with shareholders' interests and the focus on sustainability and long-term value creation, in accordance with the overall Euronav strategy.

Under the LTIP the Management Board members are eligible to annual awards of performance shares to be awarded upon meeting a certain performance threshold as described here-below. The measurement is done over a three year period, the vesting occurs at the end of the 3-year cycle.

The Supervisory Board will confirm annually the implementation of a new LTIP.

The maximum value at grant is set at 100% of the fixed base salary for the CEO and ranging from 75 to 30% of absolute base salary for the other Management Board members.

The vesting is subject to :

- 75% to a relative Total Shareholder Return (TSR) performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award;
- 25% to an absolute TSR of the Company's Shares measured each year for 1/3rd of 25% of the award.

The shares vested will be finally acquired by the beneficiary as of the third anniversary.

The following companies were selected to constitute the peer group:

- Frontline US (NYSE: FRO);
- Teekay Tankers (NYSE: TNK);
- DHT (NYSE: DHT);
- International Seaways (NYSE: INSW);
- Nordic American Tankers (NYSE: NAT).

The combined use of absolute and relative TSR ensures a solid contribution to the company's long-term interests and sustainability. The absolute TSR as criteria reinforces the importance of earnings, which are expected to have a direct relationship to the Company's share price. The relative TSR as criteria encourages delivery of a total shareholder return in a cyclical industry that is superior to the Company's market peers.


EURONAV
OSG

Holding and share ownership requirements

Members of the Management Board are subject to a shareholding requirement of 2 years of gross base salary for the CEO, and 1 year of gross base salary for the CFO. For other members this requirement applies with a value of 6 months annual base salary. The required shareholding may be built up in five years' time.

The valuation of the requirement will happen yearly on 31 December.

Contractual terms

The members of the Management Board have entered into consultancy agreements with Euronav, and the terms and conditions are aligned with the provisions of The Corporate Governance Code of 2020.

Duration and notice period

The consultancy agreements are contracts with an open end and can be terminated by both parties at a notice period of:

Executive Member	Notice period	Change of control
CEO	12 months	18 months
CFO	12 months	18 months
COO	12 months	18 months
Chief Chartering Officer	12 months	18 months
Chief Strategy Officer	12 months	18 months
Chief Commercial Officer	12 months	18 months
General Counsel	12 months	18 months
Head of Investor Relations, Research and Communications	6 months	12 months

Change of control arrangements are based on a 'double -trigger' structure. This means that both a specified change of control event and a termination of the Management Board member's employment must take place for any change of control based severance payment to materialise.

Compensatory Awards

The RemCo has the flexibility to make compensatory awards to new Management Board members, to compensate the Management Board member for benefits lost as a result of joining Euronav. These awards will consider the value of the forfeited awards at the time of resignation and will be in a similar form as the awards which are being lost.



Remuneration report

Introduction

The remuneration of the Management Board members is subject to the principles laid down in the remuneration policy. (see above). The executive remuneration consists of a fixed and variable (short-term incentive plan) remuneration as well as long-term incentive plans. The fixed and variable remuneration in 2023 of the Management Board members is reflected in the table below.

Total remuneration

The remuneration in 2023 of the members of the Supervisory Board is reflected in the table below:

Tabel 10: Total remuneration in 2023

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustainability committee	Attendance fee Sustainability Committee	Total
Grace Reksten Skaugen	€160,000	€20,000	€20,000	€20,000	€5,625	€30,000	€6,875	€20,000	€5,000	€25,000	€312,500
Anne-Hélène Monsellato	€15,000	€10,000	€10,000	€5,000	€0	€0	€0	€0	€0	€0	€40,000
Anita Odedra	€30,000	€40,000	€5,000	€10,000	€1,250	€0	€1,250	€10,000	€1,250	€5,000	€103,750
Carl Trowell	€30,000	€40,000	€0	€0	€1,250	€5,000	€1,875	€15,000	€0	€0	€93,125
Steven Smith	€15,000	€10,000	€5,000	€5,000	€1,875	€5,000	€1,250	€5,000	€0	€0	€48,125
Marc Saverys	**€45,000**	**€40,000**	**€0**	**€0**	**€0**	**€0**	**€0**	**€0**	**€0**	**€0**	**€85,000**
Patrick De Brabandere	**€45,000**	**€40,000**	**€30,000**	**€20,000**	**€3,750**	**€20,000**	**€3,220**	**€20,000**	**€0**	**€0**	**€181,970**
John Fredriksen	**€38,641**	**€10,000**	**€0**	**€0**	**€0**	**€0**	**€0**	**€0**	**€0**	**€0**	**€48,641**
Cato Stonex	**€38,641**	**€40,000**	**€0**	**€0**	**€3,220**	**€10,000**	**€3,220**	**€15,000**	**€0**	**€0**	**€110,081**
Ole Henrik Bjorge	**€38,641**	**€40,000**	**€12,880**	**€20,000**	**€4,470**	**€15,000**	**€3,220**	**€15,000**	**€0**	**€0**	**€149,211**
Julie De Nul	**€45,000**	**€40,000**	**€0**	**€0**	**€4,015**	**€20,000**	**€3,750**	**€15,000**	**€4,830**	**€0**	**€132,595**
Catharina Scheers	**€6,359**	**€20,000**	**€2,120**	**€5,000**	**€530**	**€10,000**	**€0**	**€0**	**€795**	**€5,000**	**€49,804**
Patrick Molis	**€6,359**	**€20,000**	**€2,120**	**€5,000**	**€0**	**€0**	**€795**	**€10,000**	**€0**	**€0**	**€44,274**
Bjarte Boe	**€6,359**	**€20,000**	**€0**	**€0**	**€0**	**€0**	**€530**	**€10,000**	**€530**	**€5,000**	**€42,419**
Total	**€520,000**	**€390,000**	**€87,120**	**€90,000**	**€25,985**	**€115,000**	**€25,985**	**€135,000**	**€12,405**	**€40,000**	**€1,441,495**

The Supervisory Board, following a recommendation by the Corporate Governance and Nomination Committee, decided at this stage not to comply with Clause 7.6 of the Belgian Corporate Governance Code 2020 with regard to share remuneration for Supervisory Board members, taking into account several factors including the cyclicality of the company's business and share price which does not match well with the relevant holding requirements, the risk of debate as to potential conflicts of interest, adversely impacting swift decision making, logical consistencies with Euronav's development to strong independent board composition and complicated tax ramifications and practicalities related to the international composition of the Supervisory Board.

in 2023, the Supervisory Board has changed:

- On March 22, 2023, the membership of Anne-Hélène Monsellato and Steven Smith were terminated.
- On May 17, 2023, the membership of Carl Trowell and Anita Odedra were terminated.
- On November 22, 2023, the membership of Grace Reksten Skaugen was terminated and the members of the Supervisory Board were changed as shown in the table below.

Supervisory Board Members

Name	Age	Position	Date of Expiry of Current Term
Marc Saverys	70	Chairman of the Supervisory Board	Annual General Meeting 2026
Patrick De Brabandere	65	Non-Independent Director*	Annual General Meeting 2026
Julie De Nul	42	Independent Director	Annual General Meeting 2025
Patrick Molis	66	Independent Director	Annual General Meeting 2026
Catharina Scheers	56	Independent Director	Annual General Meeting 2026
Bjarte Bøe	67	Non-Independent Director*	Annual General Meeting 2026


ORIENTAL

The fixed and variable remuneration with reference to the year 2023 of the Management Board members is reflected in the table below.

Table 11: Remuneration of Directors for the reported financial year

Name of Director	Position	Annual Base Salary	Director Fees	Fringe Benfits	One-year variable remuneration (1)	Extra ordinary items (2)	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
De Stoop Hugo, represented by HECHO Management	CEO	€ 140,589.6	€ 292,000	€ 17,142	€ 662,250	€ 1,690,000		€ 2,802,732.6	16.07 %	83.93 %
Staring Alex, represented by AST Projects	COO	€ 290,152	€ 295,000		€ 513,906	€ 1,361,483		€ 2,460,541	23.78 %	76.22 %
Verbeeck Egied, represented by ECHINUS BV	General Counsel	€ 140,810	€ 180,000	€ 13,420	€ 430,463	€ 500,000		€ 1,264,693	26.43 %	73.57 %
Logghe Lieve, represented by TINCC BV	CFO	€ 478,481	€ 90,000		€ 463,575	€ 927,986		€ 1,960,042	29 %	70.66 %
Gallagher Brian, represented by BG-IR Ltd	IR Manager	£ 201,869.9			£ 133,921	£ 324069.89	£ 20,500	£ 680361	29.67 %	70.33 %
Malliaros Michail represented by PYXIS Management Services PTE.LTD.	GM Hellas	€ 157,500			€ 78,394			€ 235,894	67 %	33 %
De Grieze Thierry represented by THREECEES BV	CPO	€ 100,000			**TBC**	€ 480,000		€ 580,000	17 %	83 %
Lemlijn Sofie represented by ALISS BV	General Counsel	€ 138,259	€ 80,000		**TBC**			€ 218,259	100 %	— %

(1) only takes into account the STIP, for the LTIP please refer to table 3
(2) Termination fees are captivated as Extra ordinary items

As of November 22.2023 the members of the Management Board changed. The remuneration for the remaining reported financial year (December) is shown in the table below.

Remuneration of the new Management Board for the reported financial year

Tabel 12: Remuneration of the new Management Board for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits						
Alexander Saverys represented by Hof ter Polder BV	CEO	€20.833	€0	€0				€20.833	100%	0%
Ludovic Saverys represented by Succavest NV	CFO	€20.833	€0	€0				€20.833	100%	0%
Michael Saverys represented by Gemadi BV	Chief Chartering Officer	€20.833	€0	€0				€20.833	100%	0%
Maxime Van Eecke represented by Mavecom CommV	Chief Commercial Officer	€20.833	€0	€0				€20.833	100%	0%
Benoit Timmermans represented by Blacksquare BV	Chief Strategy Officer	€20.833	€0	€0				€20.833	100%	0%


EURONAV

Share based remuneration

The outstanding long-term incentive plans are summarised in table below.

The main conditions of the above mentioned plans are as follows:

Table 13: Share options awarded or due to the Directors for the reported financial year

		The main conditions of share plans					Information regarding the reported financial year: Opening balance	During the year		Closing balance		
Name of Director	Position	Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
De Stoop Hugo, represented by HECHO Management	Former CEO	LTIP 2020	01/04/2020 - 01/04/2023	4/1/2020	4/1/2023	N/A	48,856		a) 29,818 b) € 439,368			
		LTIP 2021	01/04/2021 - 01/04/2024	4/1/2021	4/1/2024 (3)	N/A	65,355		a) 49,000 b)767,951€			
		LTIP 2022	01/04/2022 - 01/04/2025	4/1/2022	4/1/2025 (3)	N/A	71,003		a) 53,252 b) € 874,102			
		LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 53,247 b)€ 784,861	a) 53,247 b)€ 883,900			
Staring Alex, represented by AST Projects	Former COO	LTIP 2020	01/04/2020 - 01/04/2023	4/1/2020	4/1/2023	N/A	28,434		a) 17,354 b) € 255,711			
		LTIP 2021	01/04/2021 - 01/04/2024	4/1/2021	4/1/2024 (3)	N/A	38,037		a) 28,518 b) € 473,399			
		LTIP 2022	01/04/2022 - 01/04/2025	4/1/2022	4/1/2025 (3)	N/A	27,549		a) 20,662 b) € 342,989			
		LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 20,660 b)304528€	a) 20,660 b) € 342,956			
Verbeeck Egied, represented by ECHINUS BV	Former General Counsel	LTIP 2020	01/04/2020 - 01/04/2023	4/1/2020	4/1/2023	N/A	15,878		a) 9,691 b) € 142,797			
		LTIP 2021	01/04/2021 - 01/04/2024	4/1/2021	4/1/2024 (3)	N/A	21,240		a) 8,151 b) € 124,058			
		LTIP 2022	01/04/2022 - 01/04/2025	4/1/2022	4/1/2025 (3)	N/A	15,384		a) 0 b) € 0			
		LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 13,844 b) € 204,061	a)0 b) € 0			

Logghe Lieve, represented by TINCC BV	CFO	LTIP 2020	01/04/2020 - 01/04/2023	4/1/2020	4/1/2023	N/A	34,199		a) 20,873 b) € 307,564
		LTIP 2021	01/04/2021 - 01/04/2024	4/1/2021	4/1/2024 (3)	N/A	45,749		a) 34,300 b) € 569,380
		LTIP 2022	01/04/2022 - 01/04/2025	4/1/2022	4/1/2025 (3)	N/A	33,135		a) 24,852 b) € 412,543
		LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 2,4849 b)€ 366,274	a) 24,849 b)€ 412,493
Gallagher Brian, represented by BG-IR Limited	Head of Investor Relations & Communication	LTIP 2020	01/04/2020 - 01/04/2023	4/1/2020	4/1/2023	N/A	6,267		a) 3,825 b) € 56,361
		LTIP 2021	01/04/2021 - 01/04/2024	4/1/2021	4/1/2024 (3)	N/A	8,614		a) 6,458 b) € 107,203
		LTIP 2022	01/04/2022 - 01/04/2025	4/1/2022	4/1/2025 (3)	N/A	15,951		a) 11,963 b) € 198,586
		LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 10,463 b) € 154,172	a) 10,463 b) € 173,686
Bourboulis Stamatis	Former General Manager Hellas	LTIP 2020	01/04/2020 - 01/04/2023	4/1/2020	4/1/2023	N/A	10,758		a) 6,566 b) € 96,750
		LTIP 2021	01/04/2021 - 01/04/2024	4/1/2021	4/1/2024 (3)	N/A	14,391		a) 5,102 b) € 84,693
		LTIP 2022	01/04/2022 - 01/04/2025	4/1/2022	4/1/2025 (3)	N/A		N/A (2)	
		LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026	N/A		N/A (2)	
Sofie Lemlijn, represented by ALISS BV	Former General Counsel	LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 2,837 b) € 41,803	a) 2,837 b) € 47,094
Thierry De Grieze, represented by THREECEES BV	Former CPO	LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 3,360 b) € 49,510	a) 3,360 b) € 55,776
Michael Malliaros, represented by PYXIS Management Services PTE.LTD.	General Manager Hellas	LTIP 2023	01/04/2023 - 01/04/2026	4/1/2023	4/1/2026 (3)	N/A		a) 4,664 b) € 68,724	a) 4,664 b) € 77,422

(1) validity of the plan

LTIP 2020

The Supervisory Board, upon recommendation of the Remuneration Committee, has determined a variable compensation structured as a LTIP Grant composed out of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.

Maximum value at grant:

- 100% of absolute base salary for the CEO
- Ranging from 30% to 75% of absolute base salary for the other Executive Officers.

The vesting is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.

The vesting is subject for 25% to an absolute TSR of the Company's Shares measured each year for 1/3 of 25% of the award.

The RSUs vested will be finally acquired by the beneficiary as of the third anniversary.

LTIP 2021

On March, 2021 the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a LTIP Grant composed out of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.

The maximum value at grant:

- In the case of the CEO and CFO is 100% of absolute base salary; and
- In the case of the other Management Board members, ranges from 30 to 75% of their respective absolute base salary

The vesting is subject for:

- 75% to a relative Total Shareholder Return performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.
- 25% to an absolute Total Shareholder Return of the Company's Shares measured each year for 1/3 of 25% of the award.

The RSUs vested will only be acquired by the RSU holder as of the third anniversary.


EURONAV

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EURONAV

Executive severance arrangements

The previous members of the management board are no longer affiliated with Euronav, with the exception of Michail Malliaros, having concluded their roles within the company. In line with established contractual agreements, termination fees have been disbursed to these former executives as part of their departure settlements.

Further details regarding the termination fees can be found in the table regarding remuneration of Directors in this remuneration report.

Use of claw-back rights

No occurrence during the reported year.

Derogations from the remuneration policy

As previously mentioned, the compensation structure for the newly appointed management board members (since November 2023) exclusively comprises a fixed remuneration package, devoid of any variable components. This compensation structure will be reviewed in 2024 to ensure its continued relevance and effectiveness.

Evolution of the remuneration and of the Company's performance

Table 14: Comparative table on change of remuneration and company performance over the last 4 financial years

Annual change	2020	2021	2022	2023
Aggregate executive compensation (1)	€ 2.635.847	€ 2.670.830	€ 2.479.921	€ 2,305,812
Company's performance				
Net profit achievement	472,8 M$	-338,7 M$	203,3 M$	858,0 M$
Opex and Overhead performance G&A	52 M$	32,4 M$	51,7 M$	62,5 M$
Opex	189 M$	199,1 M$	192,4M$	210,5M$
Average remuneration on a full-time equivalent basis of employees (2)	€ 69.400	€ 65.960	€ 63.625	€ 75.445
Ratio between highest remunerated Executive and least remunerated employee (3)	2,63%	2,47%	2,57%	2,28%

(1) Only takes into account the fixed remuneration
(2) Situation as per December 2022, taken into account annual salaries, not including fringe benefits, not including variable remuneration
(3) Situation as per December 2022, taken into account annual salaries, not including fringe benefits, not including STIP or LTIP

Information on shareholders' vote

Pursuant to art. 7:149, 3rd of the Code of Companies requiring the Company to explain how the vote on the remuneration report of the most recent financial year was taken into account, we improved the transparency and the nature of our remuneration policy to make it easier for shareholders to understand how remuneration works at Euronav.

Euronav strives to provide insight in the award levels, performance criteria and performance targets for the short-term incentive plan, enabling shareholders to assess the stringency of the plan and how pay-outs relate to performance.

The explanations about short-term and long-term variable remuneration are more detailed than in the past. Clearly disclosing the applicable performance metrics of the STI and disclosing threshold, target and maximum award level. Regarding the LTI plans, the level of achievement of the different LTI plans as well as the companies selected to constitute the TSR peer group have also been integrated in the remuneration policy.

Remuneration of the auditor BDO Bedrijfsrevisoren- Réviseurs d’entreprises (BDO)

Permanent representative: Veerle Catry

For 2023, the worldwide audit and other fees in respect of services provided by the statutory auditor BDO can be summarised as follows:

Tabel 15: Audit fees

In USD	2023	2022	2021
Audit services for the annual financial statements	1,914,792	1,002,174	965,078
Audit related services	—	147,070	60,209
Tax services	19,250.00	749	736
Other non-audit services	78,365	21,865	20,104
TOTAL	**2,012,408**	**1,171,858**	**1,046,127**

The limits prescribed by Article 3:62 of the BCCA were observed.




ΜΑΡΙΑ
ΠΕΙΡΑΙΑΣ

Information to be included in the annual report as per article 34 of the royal decree of 14 November 2007

Capital structure

At the time of preparing this report, the registered share capital of Euronav was USD 239,147,505.82, represented by 220,024,713 shares without par value. The shares are in registered or dematerialised form. Euronav currently holds 25,131,181 shares. At the time of preparing this report, no convertible bonds or perpetual preferred equity instruments of the Company were outstanding. Besides the share buy back program in place as communicated on 22.03.2024, no other share plans, stock options or other rights to acquire shares of the company are in place.

Restrictions on the exercise of voting rights or on the transfer of securities

Each share entitles the holder to one vote. There are no securities issued by the Company which would entitle the holder to special voting rights or control. The articles of association contain no restrictions on voting rights, and shareholders can exercise their voting rights provided they are validly admitted to the Shareholders' Meeting and their rights are not suspended. Pursuant to Article 12 of the articles of association, the Company is entitled to suspend the exercise of rights attached to shares belonging to several owners. No person can vote at the Shareholders' Meeting using voting rights attached to shares for which the formalities to be admitted to the general meeting as laid down in Article 33 of the articles of association or the law have not been fulfilled in time or accurately. Likewise, there are no restrictions in the articles of association or by law on the transfer of shares.

General shareholders' meeting

The ordinary General Shareholders' Meeting is held in Antwerp on the third Thursday of the month of May, at 10.30am, at the registered office or any other place mentioned in the convening notices. If such date would be a bank holiday, the Annual Shareholders' Meeting would take place on the preceding business day.

Shareholders' meeting

As of the date of this report, the Supervisory Board is not aware of any agreements among major shareholders or any other shareholders that may result in restrictions on the transfer of securities or the exercise of voting rights. To the best knowledge of the Supervisory Board the major shareholders have not entered into a shareholders' agreement or a voting agreement, nor do they act in concert. There are no agreements between the Company and its employees or the members of its Supervisory Board providing for any compensation in case of resignation or dismissal on account of a public acquisition offer. However, if the agreement with a member of the Management Board is terminated for reasons of a Change of Control, the member of the Management Board shall be entitled to a compensation.

Apart from the foregoing and from the customary change of control provision in the financing agreements, the terms of the bonds issued by Euronav Luxembourg S.A. which have been guaranteed by the Company, the bareboat charter parties in the framework of sale-and-lease-back transactions. Euronav has entered into, there are no other important agreements to which the Company is a party and which enter into force, be amended or be terminated in case of a change of control of the Company following a public offer.

Appointment and replacement of members of the Supervisory Board

The articles of association (Article 15 and following) and the Euronav Corporate Governance Charter contain specific rules concerning the (re)appointment, the replacement and the evaluation of members of the Supervisory Board. The General Shareholders' Meeting appoints the Supervisory Board. The Supervisory Board submits the proposals for the appointment or re-election of members of the Supervisory Board, supported by a recommendation of the Corporate Governance and Nomination Committee, to the General Shareholders' Meeting for approval. If a Supervisory Board member's mandate becomes vacant in the course of the term for which such member was appointed, the remaining Supervisory Board members may provisionally fill the vacancy until the following General Shareholders' Meeting, which will decide on the final replacement. A Supervisory Board member nominated under such circumstances is only appointed for the time required to terminate the mandate of the member whose place he has taken. Appointments of Supervisory Board members are made for a maximum of four years. After the end of his/her term, each member is eligible for re-appointment.


NO SMOKING
PROTECT THE ENVIRONMENT
EURONAV

Amendments to articles of association

The articles of association can be amended by the Extraordinary General Meeting in accordance with the Belgian Companies and Associations Code. Each amendment to the articles of association requires a qualified majority of votes.

Authorisation granted to the Supervisory Board to increase share capital

The articles of association (Article 7) contain specific rules concerning the authorisation to increase the share capital of the Company. By decision of the Shareholders' Meeting held on 20 February 2020, the Supervisory Board has been authorised to increase the share capital of the Company on one or several times by a total maximum amount of USD 25,000,000 (with possibility for the Supervisory Board to restrict or suspend the preferential subscription rights of the existing shareholders) or USD 120,000,000 (without the possibility for the Supervisory Board to restrict or suspend the preferential subscription rights of the existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by the Supervisory Board.

Authorisation granted to the Supervisory Board to acquire or sell the Company's own shares

Article 13 of the articles of association contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company's own shares under the conditions laid down by law. With respect to the acquisition of the Company's own shares, a prior resolution of the General Meeting is required to authorise the Company to acquire its own shares. Such an authorisation was granted by the Special General Meeting of 23 June 2021 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such General Meeting. Pursuant to this authorisation, the Company may acquire a maximum of 10% of the existing shares of the Company at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.


FRATERNITY

Appropriation of profits

The Supervisory Board may, from time to time, declare and pay cash distributions in accordance with the Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either the Supervisory Board (in the case of 'interim dividends') or of the shareholders (in the case of 'regular dividends', 'intermediary dividends' or 'repayment of share premiums').

In general, under the terms of the debt agreements, Euronav is not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, the net assets would fall below the sum of (i) the amount of the registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by the Articles of Association or by law, such as the reserves not available for distribution in the event Euronav holds treasury shares. Euronav may not have sufficient surplus in the future to pay dividends and the subsidiaries may not have sufficient funds or surplus to make distributions to the Company. Euronav can give no assurance that dividends will be paid at all. In addition, the corporate law of jurisdictions in which the subsidiaries are organised may impose restrictions on the payment or source of dividends or additional taxation for cash repatriation, under certain circumstances.

The Supervisory Board decided to amend the dividend policy to a full discretionary dividend policy.

Appropriation accounts

The result to be allocated for the financial year amounts to USD 853.521.632,88. Together with the profit of USD 80,681,525.52 from the previous financial year, this results in profit balance to be appropriated of USD 934,203,158.40.

At the Annual Shareholders' Meeting on 16 May 2024, the Supervisory Board will propose to distribute USD 4.57 per share to all shareholders. This payout is proposed as a combination of a dividend (USD 0.27 per share) and a repayment from the share issue premium (USD 4.30 per share) - and will be paid after the approval of the ordinary Shareholders' Meeting.

This proposal adds up to the shareholders' distribution already paid for the first, second and third quarter of 2023, for which USD 0.70 was paid in Q2, USD 0.80 was paid during Q3 and USD 0.57 in Q4, totalling to USD 2.07 per share, combined with a closing.

This proposal would bring the total return to shareholder to USD 6.64, being the USD 2.07 already paid out plus the remaining USD 4.57, which are subject to approval, for the full year 2023.

If this proposal is agreed upon, the allocation of profits will be as follows:

Capital and reserves (-)	USD 5,428,938.38
Dividends	USD 470,764,044.93
Carried forward	USD 468,868,051.85

Measures regarding insider dealing and market manipulation

In view of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (the 'Market Abuse Regulation' or 'MAR'), the Supervisory Board approved the current version of the Company's Dealing Code. The Dealing Code includes restrictions on trading in Euronav shares during so called 'closed periods', which have been in application for the first time in 2006, as well as other procedures and safeguards the Company has implemented in compliance with the Market Abuse Regulation.

The members of the Supervisory and Management Boards and the employees of the Euronav Group who intend to deal in Euronav shares must first request clearance from the Compliance Officer. Transactions that are to be disclosed in accordance with the Market Abuse Regulation are being disclosed at the appropriate time.


H2

Information until 31 March 2024

Events occurring after the end of the financial year ending 31 December, 2023

On 8 November, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for USD 43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of USD 8.3 million. The vessel was delivered to her new owner on January 15, 2024. A capital gain of USD 34.8 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2024.

On 4 December, 2023, the Company entered into a sale and leaseback agreement for the Suezmax Cedar (2022 – 157,310). The vessel was sold and was leased back under a 14-year bareboat contract. The vessel was delivered to her new owner at January 10, 2024.

On 6 February, 2024, the Company took delivery of Suezmax Bristol (2024 – 156,851).

On 7 February, 2024, Euronav held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of USD 1.150 billion in cash. CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual fuel hydrogen and ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external producers to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry. The value creation of the new strategy is driven by CMB.TECH's "future-proof" (or low carbon emitting) fleet of 106 low carbon vessels, of which 46 are under construction. The Transaction fits into the Company's renewed strategy of diversification, decarbonisation and accelerated optimisation of the Company's current crude oil tanker fleet. The parties believe that the Transaction will lead to the creation of the leading, future proof shipping platform, with the Company becoming the reference in sustainable shipping. CMB and Euronav believe that the addition of CMB.TECH to Euronav's business will enable a flywheel strategy – positioning the group to tap into each step of the energy transition towards low carbon shipping, with a clear vision on value creation for its shareholders. The Company is currently assessing the accounting treatment of the acquisition and preliminary concludes that the transaction will be accounted for as a common control transaction. Therefore IFRS 3 will not be applied. Shareholders voted the voluntary resignation of Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjorge, Mr. Cato H. Stonex, Mr. John Fredriksen and Mr. Patrick De Brabandere as members of the Supervisory Board. They approved the cooptation of Mr. Patrick Molis and Mrs. Catharina Scheers as independent members of the Supervisory Board, Mr. Bjarte Boe and Debemar BV, permanently represented by Mr. Patrick De Brabandere, as members of the Supervisory Board. Shareholders also approved the interim discharge of the Supervisory Board: Mrs. Grace Reksten Skaugen, Mr. Ole Hendrik Bjorge, Mr. Cato H. Stonex, Mr. John F. Fredriksen and Mr. Patrick De Brabandere

On 12 February 2024, CMB.TECH, in partnership with Yara Clean Ammonia, North Sea Container Line, and Yara International, announced the commissioning of the world's first ammonia-powered container ship, Yara Eyde. This pioneering vessel, constructed at Qingdao Yangfan Shipbuilding, marks a significant milestone in decarbonising shipping, operating on clean ammonia between Norway and Germany. Owned by Delphis, a division of CMB.TECH, and operated by NCL Oslofjord AS, this collaboration sets a new standard for sustainable maritime transport.

On 14 February, 2024, the Company announced the launch of the mandatory public takeover bid by CMB on all the shares in Euronav. The acceptance period in respect of the bid opened on February 14, 2024 and closed on March 15, 2024. The bid price amounts to USD 17.86 per share in cash, i.e. USD 18.43 per share less USD 0.57 dividend per share.

On 26 February, 2024, the Company announced that it has concluded an order for two bitumen tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. (Yangzhou, China). The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard. The vessels will have dual fuel green methanol engines that are ready to be retrofitted for future operation on ammonia.

On 27 February, 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC (“FourWorld”) have filed a complaint in the United States District Court for the Southern District of New York in connection with CMB’s U.S. takeover bid for the shares of the Company. The Company is not involved in these proceedings. On March 14, 2024, the Company has been informed that the claim has been rejected by the United States District Court for the Southern District of New York.

On 4 March, 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC (“FourWorld”) have also filed a request with the Market Court in Belgium in connection with CMB’s Belgian offer for the shares of the Company. The Company is not involved in these proceedings. On March 15, 2024, the Company has been informed that the Market Court in Belgium has denied the request to suspend the closing of the Belgian offer.

On 18 March, 2024, the Company confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (“Euronav”) not already owned by CMB or its affiliates (the "Bid"), expired on March 15, 2024. During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid. As a result, the Bidder will hold a total of 177,147,299 shares in Euronav, representing 80.51% of the outstanding shares in Euronav. Taking into account the 17,790,716 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will hold 194,962,415 shares, representing 88.61% of the outstanding shares in Euronav.

On 20 March, 2024 Euronav announced that the Supervisory Board will, at the Annual Shareholders’ Meeting of 16 May 2024, propose to distribute USD 4.57 per share to all shareholders. This payout is proposed to be a combination of a dividend and a repayment from the share issue premium. This distribution approach will be optimal for shareholders as Euronav anticipates that the share issuance payment part of the distribution will represent more than 90% of the distribution.

On 20 March, 2024, the Company announced it has sold the VLCC Nectar (2008 – 307,284 dwt), VLCC Newton (2009 – 307,208 dwt), and VLCC Noble (2008 – 307,284 dwt). This transaction will generate a capital gain of approximately USD 78,9 million which will be recognised upon delivery to her new owner.

On 22 March, 2024, the Company announced it has purchased on the NYSE and on Euronext Brussels a total of 4.719.534 of its own shares. Following these transactions, the Company now owns 22.510.249 shares (10.23% of the total outstanding share count).

On 29 March, 2024, the Company announced it had purchased on the NYSE and on Euronext Brussels a total of 2,620,931 of its own shares. Following these transactions, the Company now owns 25,131,181 shares (11.42% of the total outstanding share count).


MINERAL ECOTECH

Risk Relating to the CMB.TECH transaction

We may fail to realise the anticipated benefits of the CMB.TECH Transaction

On February 8, 2024, the Company completed its acquisition, or the CMB.TECH Transaction, of CMB.TECH NV, or CMB.TECH, from CMB NV, or CMB, for a total purchase price of $1.150 billion in cash.

We believe that the CMB.TECH Transaction will continue to provide benefits to the combined company. However, there is a risk that some or all of the expected benefits of the CMB.TECH Transaction may fail to materialise, or may not occur within the time periods anticipated. The realisation of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we do business, the effects of competition in the markets in which we operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations.

As previously disclosed, because CMB will remain active in dry-bulk carriers, chemical tankers and container vessels, it might thus compete with the Company. In order to preserve the interests of Euronav in this regard, CMB has undertaken that certain commercial opportunities be offered first to the Company. The Company will benefit from a priority right, or the Priority Rate, to any potential charters for a term exceeding three months for which both vessels owned by the Company and vessels owned by CMB compete. However, the coordination process may also result in additional and unforeseen expenses. The Priority Right will remain in force until the earlier of (i) the date on which CMB is no longer solely controlling Euronav (as determined by applicable antitrust law) or (ii) the tenth anniversary, automatically renewed with consecutive five-year periods, unless either CMB or Euronav terminates the Priority Right upon three-months' notice.

Additionally, at the closing of the CMB.TECH Transaction, CMB granted Euronav a royalty-free, worldwide license, or the License, to use the trademarks and the trade names "Bocimar", "Bochem" and "Delphis", so that Euronav can continue to commercially deploy dry bulk vessels, container vessels and chemical tankers under these trademarks. The License became effective on February 8, 2024, and is valid for the duration of the relevant licensed intellectual property rights, but will expire when CMB no longer owns 25% of all Ordinary Shares.

We may be unable to extend the Priority Right or the License on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The challenge of coordinating previously separate businesses makes evaluating our business and future financial prospects difficult. The success of the CMB.TECH Transaction, including anticipated benefits and cost savings, depends, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or dividends, if any. The past financial performance of each of us and CMB.TECH may not be indicative of our future financial performance. Realisation of the anticipated benefits in the CMB.TECH Transaction depends, in part, on our ability to successfully integrate the two businesses. We devote significant management attention and resources to integrating all of the business practices and support functions. The diversion of management's attention and any delays or difficulties encountered in connection with the aftermath of the CMB.TECH Transaction and the coordination of the two companies' operations could have an adverse effect on the business, financial results, financial condition or our share price. The coordination process may also result in additional and unforeseen expenses in the aftermath of the CMB.TECH Transaction.

Failure to realise all of the anticipated benefits of the CMB.TECH Transaction may impact the financial performance of the combined company, the price of our ordinary shares and our ability to pay dividends, if any, which will be at the discretion of its board of directors in accordance with our dividend policy. In addition, even if we do not realise the anticipated benefits of the CMB.TECH Transaction, we would remain liable for significant transaction costs, including legal, accounting and financial advisory fees. There is continuing risk that there may be resulting disruptions in and uncertainty surrounding our businesses, including impacts on our relationships with our existing and future customers, suppliers and employees, which could have an adverse effect on our business, results of operations and financial condition, regardless in the aftermath of the CMB.TECH Transaction. In particular, we could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair our ability to attract, retain and motivate key personnel in the aftermath of the CMB.TECH Transaction. In addition, we have expended, and continue to expend, significant management resources, in an effort to successfully integrate or continue to integrate the two companies in the aftermath of the CMB.TECH Transaction, which are being diverted from our day-to-day operations. In addition, the failure to successfully integrate the two companies in the aftermath of the CMB.TECH Transaction may result in negative publicity or a negative impression of us in the investment community and may affect our relationships with employees, customers, suppliers, lenders and other partners in the business community.

We have incurred and may continue to incur significant transaction and integration-related costs in connection with the CMB.TECH Transaction.

We may continue to incur a number of non-recurring costs associated with the CMB.TECH Transaction and combining CMB.TECH's operations into our operations. We are subject to significant transaction costs and integration-related fees and costs related to formulating and implementing integration plans, including systems consolidation costs and employment-related costs. We continue to assess the amount of these costs, and additional unanticipated costs may be incurred in the aftermath of the CMB.TECH Transaction. Although we expect to realize other efficiencies related to the integration of us with CMB.TECH, which may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Additionally, as part of the CMB.TECH transaction we acquired receivables of CMB.TECH in the aggregate amount of approximately $79.2 million. Any inability to collect these receivables could adversely affect our operating results, revenues and costs.

We are subject to certain financing restrictions and changes in covenants as a result of the CMB.TECH Transaction.

We have assumed a substantial part of the existing indebtedness of CMB.TECH as a result of the completion of the CMB.TECH Transaction, which has imposed additional and substantial operating and financial restrictions on us, beyond those that existed prior to the completion of the CMB.TECH Transaction, which, together with the resulting debt services obligations, may significantly limit our ability to execute our business strategy, and increase the risk of default under our now existing debt obligations after the completion of the CMB.TECH Transaction. Our debt agreements generally contain financial covenants, which require us to maintain, among other things, an amount of current assets that, on a consolidated basis, exceeds our current liabilities, which amount of current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year; minimum aggregate amounts of cash, cash equivalents and available aggregate undrawn amounts of any committed loan; minimum levels of aggregate cash, minimum ratios of stockholders' equity to total assets; and a minimum asset coverage ratio. Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things effect changes in management of our vessels; transfer or sell or otherwise dispose of all or a substantial portion of our assets; declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclosed their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortisation schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Prior to the completion of the CMB.TECH Transaction, CMB.TECH's secured credit facilities required it to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in its fleet in relation to the indebtedness outstanding.

Because some of the ratios and covenants set minimum values for the vessels in respect of the indebtedness outstanding, including those assumed as a result of the CMB.TECH Transaction, should the value of our vessels

Our planned expansion from the tanker sector to the sectors involved in CMB.TECH's business entails certain risks and uncertainties.

Our planned expansion from the tanker sector to the sectors involved in CMB.TECH's business entails certain risks and uncertainties. Expansion to the sectors involved in CMB.TECH's business also means that our historical results will not be indicative of our future results.

- CMB.TECH may not succeed in executing its decarbonisation strategy;
- CMB.TECH may not succeed to successfully integrate its business divisions into Euronav's business, and the benefits of the Euronav's acquisition of CMB.TECH may not be realised;
- The global clean energy transition may not accelerate as expected, including in the shipping industry;
- Governmental and regulatory focus on a zero-carbon future in accordance with current target dates may be delayed, changed or abandoned;
- The shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected;
- The obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all;
- CMB.TECH's hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
- The delivery of the Company's vessels on order may not occur as expected or without unanticipated costs;
- Charters at attractive or expected rates may not be available for the Company's vessels upon expiration of current charters or upon delivery of newbuildings on order;
- CMB.TECH may not complete as expected various hydrogen and ammonia projects upon which the Company's strategy is based around the world both at sea and ashore;
- Improving supply and demand dynamics over the next several years in the dry bulk shipping sector of the shipping industry may not occur as expected;
- A recovery and growth over the next several years in the chemical tanker sector of the shipping industry may not occur as expected;
- Demand for eco-friendly container vessels may not increase or may decline;
- Continued increases in demand for service vessels in the offshore wind industry may not occur as expected;
- The impact of general economic and geopolitical factors may impact the shipping industry, including the war in Ukraine and the on-going conflicts in the Middle East (including recent vessel attacks and Panama Canal port congestion issues);
- Partnerships in which CMB.TECH cooperates with third parties may fail; and
- Intellectual property rights owned by CMB.TECH may be challenged or may expire.


CMB.TECH
POWERED BY HYDROGEN
HYDROVILLE
ANTWERPEN

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

CMB, our largest shareholder, beneficially owns the 177,147,299 of our ordinary shares, representing 89,69% of our outstanding shares, as of April 1, 2024. For so long as CMB beneficially owns a significant percentage of our outstanding ordinary shares, it is able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. CMB may not necessarily act in accordance with the best interests of other shareholders. The interests of CMB may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, CMB may vote in a manner adverse to us or to you or other holders of our securities. Please see "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders."

In addition, certain members of our Supervisory Board, including Mr. Marc Saverys and Mr. Patrick De Brabandere, and certain members of our Management Board, including Mr. Alexander Saverys, Mr. Michael Saverys, Mr. Ludovic Saverys, Mr. Benoit Timmermans and Mr. Maxime Van Eecke, also serve on the boards of CMB. There may be real or apparent conflicts of interest with respect to matters affecting CMB whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with CMB for business opportunities, prospects or financial resources, or participate in ventures in which CMB may participate, these members of our Supervisory Board and Management Board may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favourable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.





Market prospects for 2024

Bocimar: dry-bulk vessels

The Bocimar fleet includes the following dry bulk vessels: (i) 28 Newcastlemax bulk carriers (24 of which are newbuildings under construction that are currently expected to be delivered between 2024 and 2026) ready to be fitted with ammonia engines and (ii) two 5,000 deadweight tonne (DWT) mini-bulk coaster vessels that are newbuildings under construction (currently expected to be delivered in 2026) ready to be fitted with hydrogen engines.

Dry-bulk market – focus on Capesize and Newcastlemax markets

The shipping dry-bulk market is an essential conduit for the global exchange of unpackaged dry cargo, transporting key commodities such as coal, iron ore, and grains. Within this market segment, Newcastlemax bulk carriers distinguish themselves by their size (210,000 dwt capacity) and tailored design to navigate the logistical challenges inherent in major coal and iron ore exporting regions. Newcastlemax bulk carriers, are purpose-built to accommodate the transport of high-volume commodities, particularly coal, bauxite and iron ore, crucial elements in the global industrial supply chains.

Predominant market drivers for the dry-bulk segment, including Newcastlemax bulk carriers, are intricately intertwined with the demand dynamics underpinning pivotal commodities such as coal, iron ore, and grains. Notably, the robustness of Chinese demand exerts a profound influence given China's pre-eminent status as the world's foremost consumer of coal and iron ore. Drivers of Chinese demand encompass an array of macroeconomic variables, including infrastructural investment, urbanisation imperatives, and industrial production outputs. In addition, the regulatory environment and geopolitical factors influence the maritime dry-bulk segment.

Strategic alignment of newbuilding program with enhanced utilisation levels (2024e-2026e)

In response to projected improvements in utilisation levels within the shipping dry-bulk market from 2024 onwards, we have strategically orchestrated a comprehensive newbuilding program. Central to this initiative is the commissioning of 28 state-of-the-art super-eco 210,000 DWT Newcastlemax bulk carriers, scheduled for delivery between July 2023 and September 2026 (four Newcastlemax bulk carriers have been delivered as of this annual report). These vessels are being constructed at Qingdao Beihai shipyard, renowned for its commitment to quality craftsmanship and adherence to stringent industry standards. A key feature of these Newcastlemax bulk carriers is their NH_3 readiness and capability for NH_3 retrofitting as soon as advanced engine technology becomes

commercially available, with projections suggesting readiness by the second half of 2025. This strategic foresight underscores our commitment to future-proofing the fleet, ensuring enhanced commercial value amidst a dynamic regulatory landscape characterised by evolving environmental imperatives. Moreover, these vessels are acclaimed as the most fuel-efficient large dry-bulk vessels globally, boasting unparalleled eco-credentials (Mineral Belgie, 2023 210,000 dwt Newcastlemax consumes 53.4% less LFSO if compared to Mineral Maureen, 2012 206,000 dwt Newcastlemax). Furthermore, the inclusion of 2 x 5,000 dwt coasters powered by hydrogen fuel (H2) further accentuates our commitment to sustainability and technological innovation within the Bocimar fleet.

Market dynamics driving utilisation levels

Long-term projections anticipate a resurgence in economic conditions, catalysing a corresponding increase in utilisation rates within the dry-bulk segment from 2024 onwards. Forecasts indicated a net demand growth trajectory, with -0.1% in 2023, followed by robust increments of 3.0%, 2.9%, and 1.5% for the years spanning 2024e to 2026e. Key drivers of this demand surge include heightened requisites for iron ore, grains, and minor bulks over the stipulated period. Iron ore shipments are anticipated to burgeon by 3.0% from 2023 to 2025, while grain shipments exhibit a projected uptick of 5.1% between 2023 and 2025, propelled by growth in maize shipments in 2024 and wheat volumes recovery in 2025. Moreover, the bauxite trade had an 8% surge in 2023, with sustained growth projections of 5-6% annually thereafter.

Supply dynamics and market balance

Against a backdrop of expanding demand, the dry-bulk vessel supply landscape presents a supportive outlook. Analysis reveals that the current Capesize orderbook stood at 22.5 million DWT in February 2024, representing a mere 5.7% of the Capesize fleet. Furthermore, a moderated net supply growth trajectory is forecasted, encompassing increments of 3.0% in 2023 and diminishing to 2.5%, 1.1%, and 0.4% in the years spanning 2024e through 2026e. This subdued fleet growth trajectory augurs well for maintaining market equilibrium, with utilisation curve forecasts indicating increments to 85.5%, 87.0%, and 87.9% in the years 2024 through 2026e. Moreover, extrapolations suggest that by 2027, approximately 70% of the Capesize fleet (comprising vessels of 180 dwt or 782 vessels) is poised to exceed the 15-year threshold, with a similar proportion anticipated to surpass the 18-year mark by 2030.

The strategic alignment of the newbuilding program with anticipated enhancements in utilisation levels underscores our proactive stance in capitalising on emerging market dynamics within the shipping dry-bulk segment. Through the induction of cutting-edge Newcastlemax bulk carriers and hydrogen-powered coasters, coupled with astute market analysis and foresight, we stand poised to navigate evolving regulatory imperatives and capitalise on burgeoning demand for essential commodities, thereby supporting sustained competitiveness and operational resilience in a dynamic global marketplace.


NO SMOKING
BOCIMAR
MINERAL ECOTECH

Bochem: chemical tankers

The Bochem fleet includes eight 25,000 DWT chemical tankers (six of which are newbuildings under construction currently expected to be delivered between 2024 and 2025 and two of which are on the water) ready to be fitted with ammonia engines.

Analysis of the chemical shipping market with focus on 25,000 DWT chemical tankers

In our assessment of the chemical shipping market, we turn our attention to the segment comprising 25,000 deadweight tonnage (DWT) chemical tankers, which play a pivotal role in transporting various chemical products across international waters. The chemical shipping market is influenced by a range of factors, including global economic conditions, industrial production levels and global demand for chemicals, basis ingredients for food, regulatory environment, geopolitical factors and trade patterns.

Newbuilding program and fleet characteristics

Under the auspices of favourable long-term charter contracts with an investment grade, leading entity in the chemical shipping sector as counter-party, we have initiated a strategic newbuilding program. This program entails the construction of eight super-eco 25,000 DWT chemical tankers at the CMJL Dingheng shipyard, meticulously designed to meet stringent environmental standards and future regulatory imperatives. These vessels are NH3 ready, underscoring our commitment to sustainability and adaptability in the face of evolving industry requirements. Moreover, they are positioned as best-in-class within their size category, boasting superior operational efficiency and commercial viability.

Market dynamics and demand growth

The chemical shipping market is showing resilience and steady growth, buoyed by increasing demand for chemical transportation worldwide. Notably, the expansion of production capacity in major chemical export hubs, such as the US and the MEG area, outpaces consumption rates, fuelling anticipated increases in exports. However, short-term macroeconomic headwinds, including uncertainties in the Chinese economy and geopolitical tensions, present transient challenges that warrant prudent consideration.

Supportive supply side dynamics

On the supply side, the chemical tanker market benefits from favourable dynamics, characterised by restrained fleet growth and a conducive order book environment. The current order book for new vessels stands at historically low levels, representing a mere 4.1% of the existing core chemical tanker fleet. Moreover, the average fleet age of 13 years, coupled with limited yard capacity and extended lead times for advanced chemical tankers, mitigates the risk of oversupply and underscores the potential for sustained market equilibrium.

Attractive long-term outlook

Despite near-term challenges, the long-term outlook for chemical tankers remains favourable, underpinned by strategic investments and prudent market positioning. Fleet orders have been executed opportunistically within the market cycle, ensuring attractive long-term returns for stakeholders. With a robust contract backlog and established counterparties, we maintain forward visibility and confidence in the enduring profitability of the chemical tanker segment.

In the medium term, we anticipate steady volume growth in the chemical shipping market, coupled with an increase in tonne-miles driven by disruptions in trade flows and sustained demand from European import markets. Despite lingering inflationary impacts on demand, we expect freight rates to be bolstered by fleet contraction. Our strategic fleet orders were executed at a sweet spot in the market cycle, supporting the potential for long-term attractive returns. Furthermore, our robust contract backlog and established counterparties provide us with forward visibility, which we believe will help us navigate evolving market conditions with confidence and agility.



Euronav: crude oil and product tankers

The crude oil shipping market, essential to global energy trade, encompasses various vessel types, including Suezmax tankers, Very Large Crude Carriers (VLCCs), and Floating Storage and Offloading (FSO) units. The Euronav fleet stands as the second largest publicly listed crude oil platform. Currently, our trading fleet comprises 17 VLCCs, 22 Suezmax tankers, and two FSO's.

Fleet positioning for the upcycle

Euronav has strategically positioned itself for the future with the inclusion of future-proof tonnage on order, including five ammonia-powered (ready) ECO VLCCs (Qingdao Beihai Shipbuilding) and four ECO Suezmax tankers (DH Shipbuilding). Additionally, our portfolio includes two long-term FSO contracts extending to 2032, alongside multiple time charter (T/C) contracts for VLCCs and Suezmax tankers. In the first quarter of 2024, Euronav ordered two dual fuel methanol 17,000 dwt Bitumen tankers against a 10-year charter contract with an investment grade energy major as counter-party.

By maintaining a significant presence in the spot market, Euronav effectively enhances its sensitivity to prevailing market conditions, thereby maximising its potential to capitalise on periods of heightened demand and favourable freight rates within the crude oil transportation space. Exposure to the spot market enhances our exposure and operational gearing into the upcycle of the crude oil transportation spot market.

Market dynamics driving tanker improvements

Global oil consumption is poised to reach a record high of 102.9 million barrels per day (MBPD) in 2024, underpinning robust demand for crude oil transportation. However, OPEC+ production cuts have temporally slowed the demand for crude transportation. Despite this, modest ton-mile growth of 3% is anticipated in 2024, driven by the emergence of new oil supply primarily from the Americas, coupled with new refinery capacity additions predominantly in Asia, resulting in longer sailing distances and increased demand for tanker services.

Impact of low orderbook and ageing tonnage

The crude tanker orderbook currently stands at a multi-year low, with crude tankers comprising only 4.6% of the total orderbook (February 2024). Meanwhile, approximately 13.8% of the existing crude tanker fleet is aged above 20 years. By early 2026, this figure is projected to escalate to 24.5%, indicating a potential uptick in vessel recycling. Moreover, VLCCs ordered between 2006 and 2011 are poised to exit the fleet in the coming years, augmenting the supply-side narrative from around 2026 onwards. Consequently, second-hand VLCC asset values have surged to a 14-year high, which provides opportunities to recycle capital from selling older tonnage at market highs and reinvesting the proceeds in future proof (crude oil tanker) tonnage. The introduction of future-proof tonnage, including ammonia-powered ECO VLCCs and Suezmax tankers, underscores our commitment to sustainability, operational efficiency, and long-term competitiveness.

Future market outlook

With limited to no new tonnage entering the market, a rapidly ageing fleet, and 2% growth in oil demand anticipated for 2024 (2025:1%), a tightening market scenario is envisaged. Utilisation rates are on an upward trajectory, suggesting potential improvements in rates moving forward. Consequently, the combination of constrained supply and growing demand bodes well for a favourable market outlook in the foreseeable future. Through strategic positioning and prudent foresight, we are poised to capitalise on emerging opportunities while navigating market challenges, ensuring sustained competitiveness and value creation for stakeholders in the years ahead.


EURONAV
NH3

Delphis: container vessels

The Delphis fleet includes the following container vessels: (i) four container vessels of 6,000 twenty foot equivalent units (TEU) (two of which are newbuildings under construction that are currently expected to be delivered in 2024, and two of which are on the water) which are ready to be fitted with ammonia engines and (ii) one container vessel of 1,400 TEU that is a newbuilding under construction (currently expected to be delivered in 2026) fitted with a dual fuel ammonia engine.

Insights into the container shipping market: focus on 6,000 TEU vessels

A 6,000 TEU ice-class container vessel is a type of container ship designed and built to operate in icy or polar waters. These vessels are equipped with reinforced hulls and other specialised features to withstand the harsh conditions encountered in ice-covered regions. The designation TEU refers to the vessel's carrying capacity, with each TEU representing the cargo capacity of a standard 20-foot shipping container. Therefore, a 6,000 TEU vessel has the capability to transport approximately 6,000 standard containers.

The demand drivers of the 6,000 TEU container shipping market are multifaceted and influenced by various economic, geopolitical, trade, and industry-specific factors. Some of the key drivers include: (i) global economic growth, (ii) consumer demand and consumption patterns, (iii) manufacturing and industrial activity, (iv) international trade agreements and policies, (v) shift in global supply chains, and (vi) political and geopolitical factors.

Newbuilding program and fleet characteristics

Our newbuilding program, conducted under favourable long-term charter contracts with CMA-CGM, underscores our commitment to modernisation and sustainability. This initiative includes the construction of four super-eco 6,000 TEU ice-class container feeder vessels, equipped with 1,150 reefer points and NH3 readiness, at Qingdao Yangfan Shipbuilding Co. Ltd. Additionally, a 1,400 TEU dual-fuel NH3 vessel is being constructed, reflecting our dedication to future-proofing the fleet amidst evolving regulatory landscapes. These vessels boast optimised designs, offering trade flexibility and operational efficiency, positioning them as the largest ice-class ships globally with compact dimensions for versatile global trading.

Demand dynamics and economic outlook

Despite lingering uncertainties on the demand side, projections suggest modest economic GDP growth rates of 2.9% in 2024 and 3.2% in 2025, as forecasted by the International Monetary Fund. However, global manufacturing activity has exhibited a slowdown, with the manufacturing US Purchasing Managers' Index (PMI) persistently below 50.0 since the third quarter of 2022. Nonetheless, recovery in head-haul and regional trade volumes is anticipated, with demand growth estimated between 3.0% and 4.0% in 2024 and between 3.5% and 4.5% in 2025.

Supply dynamics and market balance

The container shipping market faces challenges of supply outpacing demand in both 2024 and 2025. New ship contracts continue to be signed at an accelerated pace, with an estimated capacity of 5.0 million TEU expected to be delivered during this period. Despite forecasts of increased ship recycling, fleet expansion is projected at 8.8% in 2024 and 6.4% in 2025, outstripping demand growth. Notably, fleet expansion is heavily skewed towards larger segments, while the relatively oldest fleet today is in the 1,000-8,000 TEU range.


ncl
POWERED by CLEAN AMMONIA
YARA-EYDE

Market outlook and forward visibility

The weakening trend observed in 2022 and 2023 is expected to persist through 2024 and 2025. However, despite market challenges, our company, Delphis, maintains strong contract coverage with the entire fleet committed under long-term time charter contracts (4 x 6,000 TEU up to 2034, and 1 x 1,400 TEU up to 2041). Our robust backlog of orders and established counterparties provide us with the forward visibility and the confidence and stability needed to navigate through the challenging market conditions, ensuring sustained resilience and value creation for our stakeholders.

While the container shipping market faces near-term uncertainties, strategic initiatives such as our newbuilding program and steadfast contract coverage position us well for long-term success amidst evolving market dynamics and regulatory landscapes.

Windcat: offshore wind support vessels

Windcat Workboats Holdings Limited (Windcat) is the parent company of the Windcat group, an offshore wind personnel transfer company. Windcat owns and operates a fleet of 57 Crew Transfer Vessels (CTVs), of which 11 vessels are fitted with a hydrogen engine or can be converted to hydrogen propulsion. Windcat operates mainly in the European offshore wind sector. In addition to its CTV's, Windcat has ordered five Commissioning and Service Operating Vessels (CSOVs), with an option for one additional CSOV, currently expected to be delivered in 2025 and 2026, which will be powered by hydrogen. Windcat is also active in the German, Polish and French markets through its joint venture partners, FRS Windcat and TSM Windcat, respectively.

Overview of the CTV and CSOV markets

The CTV and CSOV markets are integral components of the offshore energy industry, providing essential support services for offshore installations such as wind farms, oil rigs, and gas platforms. The evolution of the CTV and CSOV markets is closely intertwined with broader trends shaping the offshore energy landscape, including advancements in offshore technology, regulatory frameworks, environmental considerations, and the expansion of offshore energy projects into deeper waters and remote regions.

Between 2017 and 2022, the global renewable offshore wind sector witnessed a substantial surge in capacity, with approximately 50.5 gigawatts (GW) of new capacity added worldwide. This growth trajectory underscored the increasing significance of offshore wind as a key component of the global energy transition, with governments, industries, and stakeholders increasingly turning to renewable sources to meet energy demands while mitigating environmental impacts. Looking ahead, projections for the period between 2023 and 2028 paint an even more ambitious picture, with forecasts indicating a substantial acceleration in offshore wind capacity expansion. In a main case scenario, it is estimated that approximately 154.0 GW of additional capacity will be added globally during this period. However, in an accelerated case scenario, this figure could potentially reach as high as 181.8 GW.

In line with the escalating demand for offshore wind capacity, projections suggest a significant uptick in the required number of CSOVs. Specifically, it is anticipated that the number of CSOVs in operation will rise from an estimated 50 vessels in 2023 to approximately 150 vessels by the end of 2028. This threefold increase underscores the pivotal role that CSOVs will play in supporting the rapid expansion of the offshore wind sector, facilitating the effective execution of offshore projects and ensuring the continued growth and sustainability of the renewable energy industry on a global scale.

Crew Transfer Vessel (CTV) market

The Crew Transfer Vessel (CTV) market focuses on the transportation of personnel to and from offshore installations, particularly offshore wind farms. Historical rates in the CTV market have been influenced by factors such as offshore wind installation activity, weather conditions, and vessel availability. Future rates are expected to remain stable or experience modest growth, driven by continued investment in offshore wind energy. As the offshore wind industry expands, there is an increasing need for efficient and reliable crew transfer services to support installation, maintenance, and operation activities.

In 2023, the CTV market has experienced robust activity, particularly in the European region, driven by the expansion of offshore wind farms. Further growth is anticipated in the number of offshore wind turbines, leading to increased demand for CTVs. Throughout the spring and summer seasons of 2023, the European CTV market witnessed high utilization rates, with vessels predominantly on charter. As a result, the spot market for CTVs has observed high day rates. At the end of 2023, charterers started to initiate tendering activities for the 2024 season, ahead of the normal schedule, reflecting the anticipated tight market conditions for 2024. Some vessel owners have already noted limited availability for the upcoming 2024 season.

Commissioning Service Operating Vessel (CSOV) market

The Commissioning Service Operating Vessel (CSOV) market caters to a broader range of offshore activities, including support for deep sea offshore wind building projects, oil and gas exploration and production, offshore construction, and maintenance operations. Historical rates in the CSOV market have been influenced by fluctuations in oil and gas prices, offshore exploration and production activities, and demand from other offshore industries such as offshore wind development. Demand and utilization fluctuations are closely tied to industry cycles, regulatory changes, and technological advancements.

In 2023, the CSOV market has also witnessed significant growth, driven by offshore wind turbine installations and maintenance activities. Fixed rates in the CSOV market have surged by approximately 15-25% on average compared to the previous year. At the end of 2023, charterers commenced tendering for CSOVs for the 2024/2025 seasons earlier than usual, reflecting the anticipation of a tight market in the foreseeable future. This early activity underscores the high demand for CSOVs in supporting offshore wind farm operations.

Despite the growing demand for CSOVs, scheduled newbuilding deliveries remain below the required capacity to meet the needs of offshore wind turbine installations. Additionally, delays and unscheduled work at existing wind farms further contribute to the demand for CSOV services.

Both the CTV and CSOV markets are poised for continued growth, driven by the expansion of offshore wind energy projects. With high demand, current elevated day rates, and early tendering activity, stakeholders in these markets can anticipate favourable economic conditions in the coming years. However, challenges such as project delays, vessel availability and newbuilding delays may need to be addressed to ensure the smooth operation and sustainability of these markets.

CMB.TECH – other vessels

The ‘other' division encompasses ferry Hydroville, ferry HydroBingo and tugboat HydroTug. The Hydroville, built in 2017, and the HydroBingo, built in 2021, are the world's first hydrogen powered ferries. The Hydroville is operating out of Europe and the HydroBingo out of Japan (through the joint-venture JPNH2YDRO). They are both powered by dual-fuel hydrogen-diesel high speed engines. The HydroTug, built in 2023, is the world's first hydrogen powered tugboat. The ship is a tractor tug with a bollard pull of 65 tonnes and is operated by the Port of Antwerp-Bruges.

Tugboats are crucial for port operations globally, aiding in ship manoeuvring and cargo movement. Ports are increasingly adopting greener technologies to cut greenhouse gas emissions. The HydroTug, the world's first dual fuel hydrogen-powered tugboat, sets a precedent for eco-friendly port operations. It highlights the viability of hydrogen as a clean energy source in the port environment and wider maritime sector. With concerns about climate change rising, there's growing demand for dual-fuel hydrogen tugboats worldwide. These vessels are poised to revolutionise port operations, aligning with emission reduction goals and regulatory mandates.





Fleet of the Euronav Group as of 31 March 2024

Owned VLCCs and V-Plus

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Aegean	100 %	2016	299,999	21.62	Belgian	332.97	Hyundai H.I.
Alsace	100 %	2012	320,350	22.5	French	330	Samsung H.I.
Antigone	100 %	2015	299,421	21.6	Greek	333	Hyundai H.I.
Daishan	100 %	2007	306,005	22.49	Marshall Islands	332	Daewoo H.I.
Dalma	100 %	2007	306,543	22.49	Liberian	332	Daewoo H.I.
Dia	100 %	2015	299,999	21.52	French	336	Daewoo H.I.
Donoussa	100 %	2016	299,999	21.54	French	336	Daewoo H.I.
Hakata	100 %	2010	302,550	21.03	French	333	Universal
Hakone	100 %	2010	302,624	21.03	Greek	333	Universal
Hirado	100 %	2011	302,550	21.03	Greek	333	Universal
Hojo	100 %	2013	302,965	21.64	Belgian	330	Japan Marine United
Ilma	100 %	2012	314,000	22.37	Belgian	319.03	Hyundai H.I.
Ingrid	100 %	2012	314,000	22.38	Belgian	319.03	Hyundai H.I.
Iris	100 %	2012	314,000	22.37	Belgian	333.14	Hyundai H.I.
Nectar	100 %	2008	307,284	22.72	Liberian	321.6	Dalian S.I.
Newton	No	2009	307,284	22.3	Liberian	321.7	Dalian S.I.
Newton	No	2009	307,284	22.3	Liberian	321.7	Dalian S.I.

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
TK300K-1	100 %	2026	319,000	22.5	BE	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-2	100 %	2026	319,000	22.5	BE	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-3	100 %	2026	319,000	22.5	BE	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-4	100 %	2027	319,000	22.5	BE	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-5	100 %	2027	319,000	22.5	BE	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.

Owned Suezmax vessels

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Brest	100 %	2023	156,851	17.65	Greek	270	Hyundai Samho Heavy Industries Co., Ltd.
Bristol	100 %	2024	156,851	17.65	Greek	270	Hyundai Samho Heavy Industries Co., Ltd.
Brugge	100 %	2023	156,851	17.65	BE	270	Hyundai Samho Heavy Industries Co., Ltd.
Cap Corpus Christi	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Felix	100 %	2008	158,765	17.02	Belgia	274	Samsung H.I.
Cap Lara	100 %	2007	158,826	17	Liberia	274	Samsung H.I.
Cap Pembroke	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Port Arthur	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Quebec	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Theodora	100 %	2008	158,819	17	Greek	274	Samsung H.I.
Cap Victor	100 %	2007	158,853	17	Greek	274	Samsung H.I.
Capt. Michael	100 %	2012	157,648	17	Greek	274.82	Samsung H.I.
Cedar	100 %	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Cypres	100 %	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Fraternity	100 %	2009	157,714	17.02	Belgia	274.2	Samsung H.I.
Maria	100 %	2012	157,523	17	Greek	274.82	Samsung H.I.
Sapphira	100 %	2008	150,205	16.02	Belgia	274.20	Universal
Selena	100 %	2007	150,205	16.02	Liberia	274.20	Universal
Sienna	100 %	2007	150,205	16.02	Liberia	274.2	Universal
Sofia	100 %	2010	165,000	17.17	Greek	274.19	Hyundai H.I.
Statia	100 %	2006	150,205	16.02	Liberia	274.20	Universal
Stella	100 %	2011	165,000	17.17	Greek	274.19	Hyundai H.I.

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
H5088	100 %	2024	156,790	17.2	TBD	274	DH Shipbuilding Co., Ltd.
H5089	100 %	2024	156,790	17.2	TBD	274	DH Shipbuilding Co., Ltd.
H5105	100 %	2026	156,000	17.2	GR	274	DH Shipbuilding
H5106	100 %	2026	156,000	17.2	GR	274	DH Shipbuilding

Own[redacted]SO's (Float[redacted]

Name	Owned	[redacted]
FSO Af[redacted]	100 %	[redacted]
FSO As[redacted]	100 [redacted]	[redacted]

Owr[redacted]

Name[redacted]	[redacted]
Miner[redacted]	[redacted]
Miner[redacted]	1[redacted]
Miner[redacted]urg	10[redacted]
Miner[redacted]	100[redacted]

New[redacted]ings*

Nam[redacted]	Owned	[redacted]	[redacted]	[redacted]
BC21[redacted]1	100 %	2[redacted]	[redacted]	[redacted]
BC21[redacted]32	100 %	20[redacted]	[redacted]	[redacted]
BC21[redacted]-33	100 %	202[redacted]	[redacted]	[redacted]
BC21[redacted]K-34	100 %	2024[redacted]	[redacted]	[redacted]
BC21[redacted]0K-37	100 %	2024	[redacted]	[redacted]
BC2[redacted]0K-38	100 %	2024	[redacted]	[redacted]
BC[redacted]0K-43	100 %	2025	[redacted]	[redacted]
[redacted]0K-44	100 %	2025	[redacted]	[redacted]
[redacted]0K-45	100 %	2025	[redacted]	[redacted]
[redacted]0K-46	100 %	2026	[redacted]	[redacted]
[redacted]K-47	100 %	2024	[redacted]	[redacted]
[redacted]K-48	100 %	2025	[redacted]	[redacted]
[redacted]K-49	100 %	2025	2[redacted]	[redacted]
[redacted]50	100 %	2025	21[redacted]	[redacted]
[redacted]-51	100 %	2025	210[redacted]	[redacted]
[redacted]-52	100 %	2025	210	[redacted]
[redacted]53	100 %	2025	210	[redacted]
[redacted]4	100 %	2026	210	[redacted]
[redacted]5	100 %	2026	210	[redacted]
[redacted]	100 %	2026	210	[redacted]
[redacted]	100 %	2026	210	[redacted]
[redacted]	100 %	2026	210	[redacted]
[redacted]	100 %	2027	210	[redacted]
[redacted]	100 %	2027	210	1[redacted]

[redacted]t-panamaxes

[redacted]	Owned	Built	Dwt	Draft
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Owned Feeders

Newbuildings*

Name	Owned	Built	Dwt	Flag	Shipyard
1400 TEU #1	100 %	2026	1,400 TEU	TBD	Qingdao Yangfan Shipbuilding

Owned Chemical carriers

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Bochem Houston	Bareboat charter	2023	25,000	10.24	Portugal	158.98	China Merchants Jinling
Bochem Rotterdam	Bareboat charter	2023	25,000	10.24	Portugal/ Liberia	158.98	China Merchants Jinling

Newbuildings*

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
CMYZ0111	100 %	2024	25000	10.238	TBD	158.98	CMJL Dingheng
CMYZ0112	100 %	2024	25000	10.238	TBD	158.98	CMJL Dingheng
CMYZ0113	100 %	2024	25000	10.238	TBD	158.98	CMJL Dingheng
CMYZ0114	100 %	2024	25000	10.238	TBD	158.98	CMJL Dingheng
CMYZ0121	100 %	2025	25000	10.238	TBD	158.98	CMJL Dingheng
CMYZ0122	100 %	2025	25000	10.238	TBD	158.98	CMJL Dingheng

Owned CSOVs

Newbuildings*

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
552205	100 %	2025	2000	5.3	BE	89	Damen Shipyards Hai Long Bay
552206	100 %	2025	2000	5.3	BE	89	Damen Shipyards Hai Long Bay
552207	100 %	2025	2000	5.3	BE	89	Damen Shipyards Hai Long Bay
552208	100 %	2026	2000	5.3	BE	89	Damen Shipyards Hai Long Bay
552209	100 %	2026	2000	5.3	BE	89	Damen Shipyards Hai Long Bay

Owned Coasters

Newbuildings*

Name	Owned	Built	Dwt	Shipyard
DQS-02	100 %	2025	5000	Damen Shipyards Hai Long Bay
DQS-04	100 %	2026	5000	Damen Shipyards Hai Long Bay

Owned Hydro vessels

Name	Owned	Built	Pax/bp	Shipyard
Hydroville	100 %	2017	14 pax	N/A
HydroBingo	50%***	2020	60 pax	TFC
HydroTug	100 %	2023	60 bp	Armon Shipyard

Owned Windcat vessels (CTV)

Name	Owned	Built	Flag	Length (m)	Shipyard
Windcat 1	100 %	2004	UK	16.50	AF Theriault
Windcat 2	100 %	2005	Ireland	15.00	AF Theriault
Windcat 3	100 %	2005	UK	14.90	AF Theriault
Windcat 4	100 %	2005	UK	14.90	AF Theriault
Windcat 6	100 %	2007	UK	15.87	AF Theriault
Windcat 7	100 %	2007	UK	15.86	Island Boats Inc
Windcat 10	100 %	2010	UK	20.30	AF Theriault
Windcat 11	100 %	2008	UK	20.30	AF Theriault
Windcat 14	100 %	2009	UK	17.25	Dok en Scheepsbouw Woudsend
Windcat 15	100 %	2009	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 16	100 %	2008	UK	17.45	AF Theriault
Windcat 17	100 %	2009	UK	20.30	AF Theriault
Windcat 18	100 %	2008	UK	22.00	AF Theriault
Windcat 19	100 %	2008	UK	20.30	AF Theriault
Windcat 20	100 %	2009	UK	17.25	Dok en Scheepsbouw Woudsend
Windcat 21	100 %	2010	UK	17.75	AF Theriault
Windcat 22	100 %	2010	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 23	100 %	2010	UK	17.75	AF Theriault
Windcat 24	100 %	2010	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 25	100 %	2010	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 26	100 %	2011	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 27	100 %	2011	UK	17.75	AF Theriault
Windcat 29	100 %	2011	UK	20.30	AF Theriault
Windcat 30	100 %	2012	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 31	100 %	2013	UK	17.40	Dok en Scheepsbouw Woudsend
Windcat 32	100 %	2013	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 33	100 %	2013	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 36	100 %	2014	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 37	100 %	2015	UK	21.05	Dok en Scheepsbouw Woudsend
Windcat 38	100 %	2015	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 39	100 %	2016	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 40	100 %	2017	UK	21.85	Dok en Scheepsbouw Woudsend
Windcat 41	100 %	2018	UK	21.92	Dok en Scheepsbouw Woudsend
Windcat 45	100 %	2019	UK	23.63	Dok en Scheepsbouw Woudsend
Windcat 46	100 %	2020	UK	23.63	Dok en Scheepsbouw Woudsend
Windcat 47	100 %	2020	UK	23.05	Dok en Scheepsbouw Woudsend
Hydrocat 48	100 %	2021	UK	24.57	Dok en Scheepsbouw Woudsend
Windcat 50	100 %	2022	UK	23.05	Dok en Scheepsbouw Woudsend

Windcat 51	100 %	2022	UK	23.05	Dok en Scheepsbouw Woudsend
Windcat 101	100 %	2011	UK	25.55	Bloemsma & van Bremen
Windcat Dorothea	100 %	2011	UK	17.50	South Boats Special Projects
FRS - Windcat 28	50%***	2012	German	17.88	Dok en Scheepsbouw Woudsend
FRS - Windcat 34	50%***	2013	German	21.68	Dok en Scheepsbouw Woudsend
FRS - Windcat 35	50%***	2014	France	18.66	Dok en Scheepsbouw Woudsend
FRS - Windcat 42	50%***	2018	German	23.81	Dok en Scheepsbouw Woudsend
FRS - Windcat 43	50%***	2018	German	23.81	Dok en Scheepsbouw Woudsend
FRS - Hydrocat 55	50%***	2023	German	23.81	Kuipers Wouds
TSM - Windcat 44	50%***	2019	France	23.63	Dok en Scheepsbouw Woudsend
TSM - Windcat 49	50%***	2021	France	23.94	Dok en Scheepsbouw Woudsend
TSM - Windcat 52	50%***	2022	France	24.03	Neptune Shipyards
TSM - Windcat 53	50%***	2022	France	25.60	Neptune Shipyards
TSM - Windcat 54	50%***	2022	France	25.50	Neptune Shipyards

Newbuildings*

Name	Owned	Built	Flag	Length (m)	Shipyard
TSM Windcat 56	50%***	2024	France	27.00	Neptune Shipyards
Windcat 57	100 %	2024	UK	27.00	Dok en Scheepsbouw Woudsend
Windcat 58	100 %	2024		27.00	Dok en Scheepsbouw Woudsend
TSM Windcat 59	50%***	2024	France	27.00	Neptune Shipyards
Windcat 60	100 %	2024			Dok en Scheepsbouw Woudsend

**** These vessels are 100% owned by FRS Windcat Offshore logistics Limited and TSM Windcat Offshore Logistics Limited or JPN H2DRO Co. Ltd, respectively, and as these entities are joint venture entities, CMB.TECH indirectly owns 50% of these vessels.*

Owned Bitumen Tankers

Newbuildings*

Name	Owned	Built	Dwt	Shipyard
Bitumen carrier CMJL #1	100 %	2026	17000	China Merchants Jinling Shipyard
Bitumen carrier CMJL #2	100 %	2026	17000	China Merchants Jinling Shipyard

Glossary

Aframax - A medium-sized crude oil tanker of approximately 80,000 to 120,000 deadweight tons. Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and are also used in lightering. A coated Aframax operating in the refined petroleum products trades may be referred to as an LR2.

AER - Abbreviation of 'Annual Efficiency Ratio'. This is the ratio of a ship's carbon emissions per actual capacity distance (e.g. dwt x nm sailed). The AER uses the parameters of fuel consumption, distance travelled, and design deadweight tonnage. It reflects an index based on the tonnage supply.

Backwardation - When the future or forward price of oil is lower than the current or 'spot' price.

Ballast - Seawater taken into a vessel's tanks to increase draft, to change trim or to improve stability. Ballast can be taken in segregated ballast tanks (SBT), located externally to the ship's cargo tanks (double hull arrangement), and in fore and aft peak tanks.

Bareboat Charter - A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses. Bareboat charters are usually long-term.

Barrel - A volumetric unit of measurement equal to 42 U.S. gallons or 158.99 litre. There are 6.2898 barrels in one cubic metre. Note that while oil tankers do not carry oil in barrels (although vessels once did in the 19th century), the term is still used to define the volume.

BIMCO - Baltic and International Maritime Council Organisation for shipowners, charterers, ship brokers and agents. In total, around 60% of the world's merchant fleet is a BIMCO member, measured by tonnage (weight of the unloaded ships).

BITR - Baltic Index Tanker Routes. The Baltic Exchange is a source of independent, freight market data. Information collected from a number of major ship brokers around the world is collated and published daily. The Exchange publishes the following daily indices: the Baltic Panamax Index, the Baltic Capesize Index, the Baltic Handymax Index and the Baltic International Tanker Routes. The Exchange also publishes a daily fixture list.

BPD - Barrels Per Day. This is a measure of oil output, represented by the number of barrels of oil produced in a single day.

Bulk cargo - Bulk cargo is commodity cargo that is transported unpackaged in large quantities. The containment for this type of cargo is the tanks of the ship.

Bunkers – Bunkers includes all dutiable petroleum products loaded aboard a vessel for consumption by that vessel. International maritime bunkers describe the quantities of fuel oil delivered to ships of all flags that are engaged in international navigation. It is the fuel used to power these ships.

CBA - Collective Bargain Agreement is a written contract negotiated through collective bargaining for employees by one or more trade unions with the management of a company (or with an employers' association) that regulates the terms and conditions of employees at work. This includes regulating the wages, benefits, and duties of the employees and the duties and responsibilities of the employer or employers and often includes rules for a dispute resolution process.

CDP - The Carbon Disclosure Project is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. The world's economy looks to CDP as the gold standard of environmental reporting with the richest and most comprehensive dataset on corporate and city action.

Charter - Contract entered into with a customer for the use of the vessel for a specific voyage at a specific rate per unit of cargo (Voyage Charter), or for a specific period of time at a specific rate per unit (day or month) of time (Time Charter).

Charterer - The company or person to whom the use of the vessel is granted for the transportation of cargo or passengers for a specified time.

CII - The Carbon Intensity Indicator is a response to the company's need to move towards a business model compatible with the Paris Agreement, achieving net zero emissions by 2050. This indicator is used to monitor progress and apply the most suitable and timely efficient levers.

Commercial Management or Commercially Managed - The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel and appointing port agents.

Contango - A term used in the futures market to describe an upward sloping forward curve. Such a forward curve is said to be 'in contango'. Formally, it is the situation where and the amount by which the price of a commodity for future delivery is higher than the spot price, or a far future delivery price higher than a nearer future delivery. The opposite market condition to contango is known as backwardation.

COA - A Contract of Affreightment is an agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules. This allows flexibility in scheduling since no vessel designation is required. COAs can either have a fixed rate or a market-related rate.

Crude oil - Oil in its natural state that has not been refined or altered.

DTA - A deferred tax asset is an item on the balance sheet that results from overpayment or advance payment of taxes.

DTL - A deferred tax liability is a tax that is assessed or is due for the current period but has not yet been paid -- meaning that it will eventually come due. The deferral comes from the difference in timing between when the tax is accrued and when the tax is paid.

dwt - Deadweight Tonnage is the lifting or carrying capacity of a ship when fully loaded. This measure is expressed in metric tons when the ship is in salt water and loaded to her marks. It includes cargo, bunkers, water, lubricants, stores, passengers and crew.

Demurrage - Additional revenue paid to the ship owner on its Voyage Charters for delays experienced in loading and/ or unloading cargo that are not deemed to be the responsibility of the ship owner. The revenue is calculated in accordance with specific Charter terms.

Double hull - A design of tanker with double sides and a double bottom. The spaces created between the double sides and bottom are used for ballast and provide a protective distance between the cargo tanks and the outside world.

Draft - The vertical distance measured from the lowest point of a ship's hull to the water surface. Draft marks are welded onto the surface of a ship's plating. They are placed forward and aft on both sides of the hull, and also amidships. The Plimsoll lines which designate maximum drafts allowed for vessels under various conditions are also found amidships.

Dry dock - An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the dry-docking, certain mandatory Classification Society inspections are carried out and relevant certifications issued. Modern vessels are designed to operate for five years between dry-dockings. Normally, as the age of a vessel increases, the cost and frequency of dry docking increase. After the third Special Survey, dry-docks will be conducted every 2.5 years.

EBITDA - Stands for Earnings Before Interest, Taxes, Depreciation, and Amortisation and is a metric used to evaluate a company's operating performance. It can be seen as a proxy for cash flow. In finance, the term is used to describe the amount of cash (currency) that is generated or consumed in a given time period

EEDI - Energy Efficiency Design Index. The EEDI for new ships is the most important technical measure and aims at promoting the use of more energy efficient (less polluting) equipment and engines. The EEDI requires a minimum energy efficiency level per capacity mile (e.g. tonne mile) for different ship type and size segments. Since 1 January 2013 new ship design needs to meet the reference level for their ship type.

EEOI - The Energy Efficiency Operational Index is the amount of CO_2 emitted by the ship per ton-mile of work. It is the ratio of the CO_2 emitted to the ton-mile (amount of cargo x nm sailed). The total operational emissions to satisfy transport work demanded is usually quantified over a period of time which encompasses multiple voyages. It measures the ratio of a ship's carbon emissions per unit of transport work.

EEXI - Energy Efficiency Existing Ship Index describes, in principle, the CO_2 emissions per cargo ton and mile. It determines the standardised CO_2 emissions related to installed engine power, transport capacity and ship speed. The EEXI is a design index, not an operational index. The EEXI is applied to almost all ocean-going cargo and passenger vessels above 400 gross tonnage.

EIA - The US Energy Information Administration is the statistical agency of the Department of Energy. It provides policy-independent data, forecasts, and analyses to promote sound policy making, efficient markets, and public understanding regarding energy, and its interaction with the economy and the environment.

FPSO - Stands for Floating Production, Storage and Offloading. FPSOs are designed to receive all of the hydrocarbon fluids pumped by nearby offshore platforms (oil and gas), to process it and to store it. FPSOs are typically moored offshore ship-shaped vessels, with processing equipment, or topsides, aboard the vessel's deck and hydrocarbon storage below, in the hull of the vessel.

FSO - A Floating Storage and Offloading vessel is commonly used in oil fields where it is not possible or efficient to lay a pipeline to the shore. The production platform will transfer the oil to the FSO where it will be stored until a tanker arrives and connects to the FSO to offload it.

GHG - Green House Gas. Greenhouse gases are compound gases that trap heat or longwave radiation in the atmosphere. Their presence in the atmosphere makes the Earth's surface warmer. The principal GHGs, also known as heat trapping gases, are carbon dioxide, methane, nitrous oxide, and the fluorinated gases.

GEI - The Bloomberg Gender-Equality Index tracks the performance of public companies committed to disclosing their efforts to support gender equality through policy development, representation and transparency.

Green Passport - The Green Passport contains details of all materials, especially which are harmful to human health, used in the construction of a vessel. The green passport will be delivered by the shipyard during the construction and it will be later updated with all the changes made to the ship during its lifetime.

HELMEPA - The Hellenic Marine Environment Protection Association; the pioneering voluntary commitment of Greek seafarers and ship owners to safeguard the seas from ship-generated pollution, undertaken in Piraeus, on June 4, 1982. Under the motto "To Save the Seas", they have consistently supported their initiative to date.

Hull - The watertight body of a ship or boat. The hull may open at the top (such as a dinghy), or it may be fully or partially covered with a deck.

IFRS - IFRS standards are International Financial Reporting Standards that consist of a set of accounting rules that determine how transactions and other accounting events are required to be reported in financial statements.

IGO - An intergovernmental organisation or international organisation is an organisation composed primarily of sovereign states (referred to as member states), or of other intergovernmental organisations.

IHM - The Inventory of Hazardous Materials is a list that provides ship-specific information on the actual hazardous materials present on board, their location and approximate quantities.

IMO - The International Maritime Organization's main task is to develop and maintain a comprehensive regulatory framework for shipping including safety, environmental concerns, legal matters, technical co-operation, maritime security and the efficiency of shipping. It was established by means of a Convention adopted under the auspices of the United Nations in 1948. https://www.imo.org/en

IoT - The Internet of Things describes the network of physical objects—"things"—that are embedded with sensors, software, and other technologies for the purpose of connecting and exchanging data with other devices and systems over the internet. These devices range from ordinary household objects to sophisticated industrial tools.

Intertanko - The International Association of Independent Tanker Owners is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national, and international levels. The association actively works on a range of technical, legal, commercial, and operational issues that have an influence on tanker owners and operators around the world.

ISM Code - International Safety Management Code is a set of IMO regulations that ship operators and ships must comply with. The purpose of the ISM Code is to provide an international standard for the safe management and operation of ships and for pollution prevention.

ITF - The International Transport Workers' Federation is a democratic, affiliate-led federation recognised as the world's leading transport authority. The ITF has been helping seafarers since 1896 and today represents the interests of seafarers worldwide, of whom over 600,000 are members of ITF affiliated unions. The ITF is working to improve conditions for seafarers of all nationalities and to ensure adequate regulation of the shipping industry to protect the interests and rights of the workers. The ITF helps crews regardless of their nationality or the flag of their ship.

ITOPF - The International Tanker Owner Pollution Federation is a not-for-profit organisation established on behalf of the world's shipowners to promote an effective response to marine spills of oil, chemicals and other hazardous substances.

Knot - A unit of speed equal to one nautical mile (1.852 km) per hour, approximately 1.151 mph.

KPI - KA performance indicator or key performance indicator is a type of performance measurement. An organisation may use KPIs to evaluate its success, or to evaluate the success of a particular activity in which it is engaged.

LNG - Liquefied Natural Gas has been made over millions of years of transformation of organic materials, such as plankton and algae. Natural gas is 95% methane, which is actually the cleanest fossil fuel. The combustion of natural gas primarily emits water vapour and small amounts of carbon dioxide (CO_2). This property means that associated CO_2 emissions are 30 to 50% lower than those produced by other combustible fuels.

LR1/LR2 - Abbreviations for Long Range oil tankers. Tankers with approx. 50-80,000 dwt (LR1) and approx. 80-120,000 dwt. (LR2).

MACN - The Maritime Anti-Corruption Network is a global business network working towards its vision of a maritime industry free of corruption that enables fair trade to the benefit of society at large.

mbpd - Million Barrels Per Day

MLC - The Maritime Labour Convention, 2006 sets minimum requirements for nearly every aspect of working and living conditions for seafarers including recruitment and placement practices, conditions of employment, hours of work and rest, repatriation, annual leave, payment of wages, accommodation, recreational facilities, food and catering, health protection, occupational safety and health, medical care, onshore welfare services and social protection.

Mt - Metric Ton (or Tonne) of fuel – quantity in litres depends on fuel type.

MOPU - A Mobile Offshore Production Unit is any type of portable structure that can be reused when procuring oil and gas from the seabed. These are typically used when the depth of drilling is over 500m. If the water is any shallower, then fixed platforms are constructed.

NAMEPA - The North American Marine Environment Protection Association is a marine industry-led organisation of environmental stewards preserving the marine environment by promoting sustainable marine industry best practices and educating seafarers, students and the public about the need and strategies for protecting global ocean, lake and river resources.

NGO – a non-governmental organisation is a non-profit group that functions independently of any government. NGOs, sometimes called civil societies, are organised on community, national and international levels to serve a social or political goal such as humanitarian causes or the environment.

NOx - In atmospheric chemistry, NOx is a generic term for the nitrogen oxides that are most relevant for air pollution, namely nitric oxide (NO) and nitrogen dioxide (NO2). These gases contribute to the formation of smog and acid rain, as well as affecting tropospheric ozone.

OCIMF - The Oil Companies International Marine Forum is a voluntary association of oil companies with an interest in the shipment and terminalling of crude oil, oil products, petrochemicals and gas. OCIMF focuses exclusively on preventing harm to people and the environment by promoting best practice in the design, construction and operation of tankers, barges and offshore vessels and their interfaces with terminals.

OECD - The Organisation for Economic Co-operation and Development is an international organisation that works to build better policies for better lives. The goal is to shape policies that foster prosperity, equality, opportunity and well-being for all.

OPEC - The Organization of Petroleum Exporting Countries is an organisation of 13 oil-producing countries. The mission of the organisation is to "coordinate and unify the petroleum policies of its member countries and ensure the stabilisation of oil markets, in order to secure an efficient, economic and regular supply of petroleum to consumers, a steady income to producers, and a fair return on capital for those investing in the petroleum industry.

OPEC+ - The Organization of the Petroleum Exporting Countries Plus is a loosely affiliated entity consisting of the 13 OPEC members and 10 of the world's major non-OPEC oil-exporting nations.

P&I Insurance - Protection and indemnity insurance, commonly known as P&I insurance, is a form of marine insurance provided by a P&I club. A P&I club is a mutual (i.e. a co-operative) insurance association that provides cover for its members, who will typically be ship owners, ship operators or charterers.

Plimsoll line - A reference mark located on a ship's hull that indicates the maximum depth to which the vessel may be safely immersed when loaded with cargo. This depth varies with a ship's dimensions, type of cargo, time of year, and the water densities encountered in port and at sea.

Pool - A pool is a group of similar size and quality vessels with different ship owners that are placed under one administrator or manager. Pools allow for scheduling and other operating efficiencies such as multi-legged charters and Contracts of Affreightment.

Pool points - A system of pool points creates a model for a vessel with a performance equating to the average of those being pooled. This ship is awarded 100 pool points. All other ships in the pool are then given more or less pool points adjusted for the characteristics of each vessel. Pool points, by their nature, can only be used to address the differences between the vessels as described, and not the vessel as performed.

Profit share - A mechanism where, depending on the outcome of the negotiations and under certain Time Charter contracts it is being agreed that the owner of the vessel is entitled to an increase of the agreed base hire rate (minimum or floor) amounting to a certain percentage of the difference between that base rate and the average of rates applicable for a certain period on certain routes.

SBT - Segregated ballast tanks are dedicated tanks constructed for the sole purpose of carrying ballast water on oil tanker ships. They are completely separated from the cargo, and fuel tanks and only ballast pumps are used in the SBT.

Scrubbers - Shortened term for Exhaust Gas Cleaning Systems (EGCS), or SOx (sulphur dioxide) scrubbers. These are used to remove harmful elements (mainly sulphur oxides) from exhaust gases from vessels by using wash water from the sea to neutralise the exhaust product. There are two key categories - open loop scrubbers which discharge wash water used into the ocean and closed loop which retain the waste product until it can be delivered to an appropriate location.

SEEMP - The Ship Energy Efficiency Management Plan is an operational measure that establishes a mechanism to improve the energy efficiency of a ship in a cost-effective manner. The SEEMP also provides an approach for shipping companies to manage ship and fleet efficiency performance over time using, for example, the Energy Efficiency Operational Indicator (EEOI) as a monitoring tool.

Shale oil - Crude oil that is extracted from oil shale (fine grained sedimentary rock containing kerogen) by using techniques other than the conventional (oil well) method, for example heating and distillation.

SOx - The two main pollutants from the ship's emission are Nitrogen oxides (NOx) and Sulphur oxides (SOx). These gases have adverse effects on the ozone layer in the troposphere area of the earth's atmosphere which results in the greenhouse effect and global warming.

Spar - A Single Point Mooring and Reservoir is a type of floating oil platform typically used in very deep waters and is named for logs used as buoys in shipping that are moored in place vertically. Spar production platforms have been developed as an alternative to conventional platforms.

Special Survey - The survey required by the Classification Society that usually takes place every five years and usually in a dry-dock. During the Special Survey all vital pieces of equipment and compartments and steel structures are opened up and inspected by the classification surveyor.

Spill - Oil getting into the sea, in any amount, for any reason.

Spot (Voyage) Charter - A charter for a particular vessel to transport a single cargo between specified loading port(s) and discharge port(s) in the immediate future. The contract rate (spot rate) covers total operating expenses such as port charges, bunkering, crew expenses, insurance, repairs and canal tolls. The charterer will generally pay all cargo-related costs and is liable for Demurrage, if incurred. The rate is usually quoted in terms of Worldscale.

Spot Market - The market for the immediate charter of a vessel.

Spot Price - Current market price for an asset or commodity

Suezmax - The maximum size vessel that can sail loaded through the Suez Canal. This is generally considered to be between 120,000 and 199,999 dwt and mostly about 150,000 dwt, depending on a ship's dimensions and draft. These tankers can transport up to one million barrels of crude oil.

Sustainability-linked Loan - Sustainability-linked Loans or ESG Linked Loans are general corporate purpose loans used to incentivise borrowers' commitment to sustainability and to support environmentally and socially sustainable economic activity and growth. Under this lending model, borrowers pay higher interest rates when they fail to meet certain environmental, social and governance-linked goals. By the same token, they pay less when they exceed ESG targets.

SDG - The Sustainable Development Goals, also known as the Global Goals, were adopted by all United Nations Member States in 2015 as a universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity by 2030.

T&Cs - Terms and Conditions

Technical Management - The management of the operation of a vessel, including physically maintaining and repairing the vessel, maintaining necessary certifications and supplying necessary stores, spares and lubricating oils. Responsibilities also generally include selecting, engaging and training crew and could also include arranging necessary insurance coverage.

Time Charter (T/C) - A charter for a fixed period of time, usually between one and ten years, under which the owner hires out the vessel to the charterer fully manned, provisioned and insured. The charterer is usually responsible for bunkers, port charges, canal tolls and any extra cost related to the cargo. The charter rate (hire) is quoted in terms of a total cost per day. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading.

TCE - Time Charter Equivalent rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

A standard method to compute TCE is to divide voyage revenues (net of expenses) by available days for the relevant time period. Expenses primarily consist of port, canal and fuel costs.

TLP - A tension-leg platform or extended tension leg platform (ETLP) is a vertically moored floating structure normally used for the offshore production of oil or gas and is particularly suited for water depths greater than 300 meters

(about 1,000 ft.) and less than 1,500 meters (about 4,900 ft). Use of tension-leg platforms has also been proposed for wind turbines.

Tonnage Tax Regime - An alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss).

Ton-mile - A unit for freight transportation equivalent to a ton of freight moved one mile.

Ton-mile demand - A calculation that multiplies the average distance of each route a tanker travels by the volume of cargo moved. The greater the increase in long-haul movement compared with shorter haul movements, the higher the increase in ton-mile demand.

Tramp - As opposed to freight liners, tramp vessels trade on the spot market with no fixed schedule, itinerary or ports-of-call. Trampers go wherever the cargo is and carry it to wherever it wants to go, within reason, like taxi cabs.

Treasury shares - Treasury stock, also known as treasury shares or reacquired stock refers to previously outstanding stock that is bought back from stockholders by the issuing company.

ULCC - Ultra Large Crude Carriers are the largest shipping vessels in the world with a size ranging between 320,000 to 500,000 dwt. Due to their mammoth size, they need custom built terminals. As a result they serve a limited number of ports with adequate facilities to accommodate them. They are primarily used for very long distance crude oil transportation from the Persian Gulf to Europe, Asia and North America. ULCC are the largest shipping vessels being built in the world with standard dimensions of 415 meters length, 63 meters width and 35 meters draught.

Vessel Expenses - Includes crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs associated with the operation of vessels.

Vetting - Ship Vetting is a risk assessment process carried out by charterers and terminal operators in order to avoid making use of deficient ships or barges when goods are being transported by sea or by inland waterways.

VLCC - The abbreviation for Very Large Crude Carrier. Tankers with a capacity between 200,000 and 320,000 dwt. These tankers can transport up to two million barrels of crude oil.

VLCC Equivalent - The capacity of 1 VLCC or 2 Suezmax vessels.

Voyage Expenses - Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the ship owner under Voyage Charters. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent revenues for Voyage Charters.

V-Plus - A crude oil tanker (ULCC or Ultra Large Crude Carrier) of more than 350,000 dwt which makes it one of the biggest oil tankers in the world. These tankers can transport up to three million barrels or more of crude oil and are mainly used on the same long-haul routes as VLCCs. To differentiate them from smaller ULCCs, these ships are sometimes given the V-Plus size designation.

Worldscale - The New Worldwide Tanker Nominal Freight Scale is a catalogue of theoretical freight rates expressed as USD per ton for most of the conceivable spot voyages in the tanker trade. The final rate agreed will be determined as a percentage of the 'Worldscale' rate, based upon a guaranteed minimum quantity of cargo. That allows for charter parties to cover a wide range of possible voyage options without the need to calculate and negotiate each one separately.

WTI oil price - (US Oil) West Texas Intermediate, one of three main benchmarks for oil pricing.



	Indicators	SDGs	SASB	GRI	Reference Standard ESRS	GHG Protocol	Reference in AR2023
TOTAL GHG EMISSIONS	Scope 1 GHG emissions	SDG 13	TR-MT-110a.1	GRI 305-1	E1-7	•	page 49
	Scope 2 GHG emissions	SDG 13	TR-MT-110a.1	GRI 305-2	E1-8	•	page 49
	GHG emission intensity	SDG 13	TR-MT-110a.1	GRI 305-4	E1-11	•	page 49
	GHG emission management	SDG 13	TR-MT-110a.2	GRI-DMA 305-1, GRI 305-5	D Rq. E1-E4	•	pages 48-52
	Scope 3 GHG emissions	SDG 13		GRI 305-3, GRI 308-2	E1-9	•	page 49
	Scope 3 - Category 3 - Fuel and Energy related activities	SDG 13		GRI 305-3	E1-9 par 46	•	page 49
	Scope 3 - Category 4 -Transportation and Distribution	SDG 13		GRI 305-3	E1-9 par 46	•	page 49
	Scope 3 - Category 6 - Business Travel	SDG 13		GRI 305-3	E1-9 par 46	•	page 49
	Scope 3 - Category 8 - Upstream Leased assets	SDG 13		GRI 305-3	E1-9 par 46	•	page 49
ENERGY USE	Energy Mix (1) Total energy consumed; (2) percentage heavy fuel oil; (3) percentage renewable	SDG 13	TR-MT-110a.3	GRI 302-1, 302-3	D Rq. E1-5	•	page 42
CARBON INTENSITY	Annual Efficiency Ratio (AER)	SDG 13	TR-MT-110a.2	GRI 305-1	Not Defined	•	page 49
AIR POLLUTANTS	Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) Sox, (3) PMs	SDG 3	TR-MT-120a.1, MARPOL Annex VI Reg. 14	GRI 305-7	D Rq. E2-4	•	page 42
SHIP RECYCLING	Responsible ship recycling	SDG 8, 12, 14		GRI 102-12	D Rq. E5-5		pages 53-54
MARINE BIODIVERSITY & POLLUTION PREVENTION	Biodiversity	SDG 14, 17	TR-MT-160a.1	GRI 304-2	D Rq. E4-1...E4-6 Under Taxonomy Reg.		pages 53
	Percentage of fleet implementing ballast water (1) exchange and (2) treatment	SDG 14	TR-MT-160a.2	GRI 303-4	D Rq. E3-1…E3-7, OG 5-E3		page 53
	Number and aggregate volume of spills and releases to the environment	SDG 14	TR-MT-160a.3	GRI 306-3	D Rq. E3-1…E3-7		page 49
SUPPLIER ENGAGEMENT	Number of suppliers engaged and level of procurement spend	SDG 12, 13		GRI 308-1, 414-1	D, Rq. 2-GR-3		pages 65-66 in annual report 2022

HEALTH	Health policies	SDG 3		GRI 403-2, 403-3, 403-6	D. Rq. S1-1	pages 74-76
SAFETY	Safety performance indicators	SDG 8	TR-MT-320a.1	GRI 403-9	D Rq. S1-11	page 84
SECURITY	Security and Cybersecurity policy	SDG 9		GRI 418-1	D. Rq. S1-5, S1-26	page 85-86
COLLABORATIONS	Number and type of initiatives and collaborations - Society	SDG 17		GRI 102-12, 102-13	D. Rq. S3-2, S3-3, 2-GOV-1	page 72-73
	Number and type of initiatives and collaborations - Environment	SDG 17		GRI 102-12, 102-13, 413-1	D. Rq. S3-2, S3-3, 2-GOV-1	pages 55-56
TRANSPARENCY AND ETHICAL BEHAVIOR	Social policies	SDG 8		GRI: 103-1, 103-2, 103-3, 403-6, 412-2	D. Rq. S1-1	pages 59-60
HUMAN VALUE	Diversity of workforce	SDG 5, 10		GRI 405-1, 102-1, 102-2, 102-3, 102-8	D Rq. G1-1, G1-4, G1-9	pages 67-68
	Gender equality	SDG 5		GRI 102-12	D. Rq. G1-4, G1-9	page 69-70
	Human rights	SDG 8			D. Rq. 2-GOV 5, S1-1	page 60
	Talent attraction	SDG 8		GRI 103-1, 103-2, 103-3	D. Rq. S1-7	pages 65
	Training hours	SDG 4		GRI 103-1, 103-2, 103-3, 404-1, 404-2, 404-3	D. Rq. S1-1	pages 66
GOVERNANCE	Code of Business Conduct and Ethics	SDG 8, (17)		GRI 102-12, 102-5, 102-16, 102-18, 405-1, 102-16, 205-1, 206-1, 406-1, 407-1, 408-1, 409-1, 412-1	D. Rq. 2-GOV-1, D. Rq. G2-1	page 87
CORRUPTION	Port state control Number of (1) deficiencies and (2) detentions received from regional port state control (PSC) organisations.	SDG 8, 14	TR-MT-540a.3			page 42
	Anti-corruption policy	SDG 16	TR-MT-510a.1	GRI 205-2	D.Rq. G2-2	page 87
	Corruption risk Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	SDG 16	TR-MT-510a.1	GRI 205-2	D Rq. G2-2	page 42
	Fines	SDG 16	TR-MT-510a.2	GRI 419-1	D Rq. E2-6	page 60

	Internal control system				D. Rq. G1-7, G1-8	page 89
RISK MANAGEMENT	Risk factors and management				D. Rq. G1-7, G1-8	page 90-92
OPERATIONAL PERFORMANCE	Number of shipboard employees	SDG 8	TR-MT-000.A	GRI 102-8	D Rq. S1-7	page 42
	Total distance travelled by vessels	SDG 8	TR-MT-000.B			page 42
	Operating days	SDG 8	TR-MT-000.C			page 42
	Deadweight tonnage	SDG 8	TR-MT-000.D			page 42
	Number of vessels in total shipping fleet	SDG 8	TR-MT-000.E			page 42
	Number of vessel port calls	SDG 8	TR-MT-000.F			page 42
	GHG reduction strategies	SDG 13	TR-MT-110a.2	GRI 201-2	D Rq. E1-E4	page 48
	GHG emissions data for all years between the base year and the reporting year	SDG 13	TR-MT-110a.2	GRI 305-1		page 49


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